1018

08005376

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Uranium Corporation

*CURRENT ADDRESS Suite 1240, 155 University Avenue
Toronto, Ontario M5H 3B7

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 17 2008
THOMSON REUTERS

FILE NO. 82- 35236 FISCAL YEAR 3/31/08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 10/15/08

082-35236

AR/S
3-31-08

first Uranium

FIRST URANIUM CORPORATION

ANNUAL INFORMATION FORM

Year Ended March 31, 2008

June 24, 2008

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BASIS OF PRESENTATION

For the meanings of certain capitalized terms used and not otherwise defined in this Annual Information Form, or for the meanings of certain technical terms used in this Annual Information Form, see the "Glossary" and the "Technical Glossary" at Appendix "A" and "B" respectively. Where applicable, terms with a technical meaning related to mineral extraction are defined by the Canadian Institute of Mining, Metallurgy and Petroleum — Definitions Adopted by CIM Council.

References to "First Uranium" or the "Corporation" also include its subsidiary entities, as the context requires.

Unless otherwise stated in this Annual Information Form, the information contained herein is as at March 31, 2008 and all currency references are in United States dollars unless otherwise stated. References to FY 2009, FY 2008 and FY 2007, refer to the fiscal years ended March 31, 2009, March 31, 2008 and March 31, 2007, respectively.

CAUTIONARY STATEMENT

This Annual Information Form contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of First Uranium, its subsidiaries and affiliated companies, its mining projects, the future prices of uranium and gold, the estimation of mineral resources, the realization of mineral resource estimates, costs of production, capital and exploration expenditures, costs and timing of the development of new deposits, costs and timing of the development of new mines, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, licences, and conversions under South African mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. All other statements other than statements of historical fact included in this Annual Information Form including, without limitation, statements regarding potential production rates and operating costs, processing and development plans, estimated net present values, estimated internal rates of returns and future plans and objectives of the Corporation, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium and/or its subsidiaries and/or its affiliated companies to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; the timely completion by the Corporation of certain proposed acquisitions; the actual results of the planned feasibility studies on the Corporation's projects; the actual results of additional exploration and development activities at the Corporation's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of the Corporation's projects; the availability of any additional capital required to bring future projects into production; changes in project parameters as plans continue to be refined; future prices of commodities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar or South African Rand; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; the effect of HIV on labour force availability and turnover; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in this Annual Information Form. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this Annual Information Form and First Uranium disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

MARKET AND INDUSTRY DATA

The market and industry data contained in this Annual Information Form is based upon information from independent industry and other publications (including the OECD Nuclear Energy Agency ("**OECD**"), the Energy Information Administration ("**EIA**"), Ux Consulting, the Toronto Stock Exchange (the "**TSX**"), World Nuclear Association ("**WNA**") and management's knowledge of and experience in the markets in which First Uranium operates. Market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. First Uranium has not independently verified any of the data from third party sources referred to in this Annual Information Form or ascertained the underlying assumptions relied upon by such sources. The sources of any third party information referred to in this Annual Information Form have been identified in the paragraphs in which the information appears.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Uranium was incorporated on September 22, 2005 under the *Business Corporations Act* (Ontario) (as 2082276 Ontario Inc., which name was amended to First Uranium Corporation on October 12, 2005). The private company restrictions were deleted from the Corporation's articles pursuant to Articles of Amendment dated November 7, 2006. Articles of Amendment dated December 13, 2006 evidenced a stock split of First Uranium's common shares, increasing the number of issued and outstanding common shares at that time from 5,675,001 to 6,613,394. On December 15, 2006, First Uranium was continued under the *Business Corporations Act* (British Columbia) (the "**BCBCA**").

First Uranium's executive office is located at 155 University Avenue, Suite 1240, Toronto, Ontario Canada M5H 3B7. First Uranium's registered office is located at #2900, 550 West Burrard Street, Vancouver, British Columbia V6C 0A3. First Uranium also maintains an office in Johannesburg, South Africa at 5 Press Avenue, Selby.

Intercorporate Relationships

The following chart indicates the corporate structure of First Uranium and its subsidiaries, the percentage of voting securities held, and the jurisdiction of incorporation of each entity.



Public Shareholders
37.7%
62.3%
Simmer and Jack Mines, Limited (South Africa)
100%
First Uranium Corporation (British Columbia)
Simmer and Jack Investments (Proprietary) Limited (South Africa)
100%
100%
First Uranium Limited (FUL) (Cyprus)
Buffelsfontein Gold Mines Limited (BGM) (South Africa)
100%
100%
Luxembourg Branch
Ezulwini Mining Company (Proprietary) Limited (EMC) (South Africa)
First Uranium (Proprietary) Limited (FUSA) (South Africa)
100%
Mine Waste Solutions (Proprietary) Limited (South Africa)
Ezulwini Mine (1)
100%
Chemwes (Proprietary) Limited (South Africa)
100%
Mine Waste Solutions Tailings Recovery Project (2)

Notes:

(1) The transfer of the Ezulwini mining right from Simmer & Jack to EMC was consented to by the South African Department of Minerals and Energy on March 20, 2008. See "General Development of the Business – Acqusition of the Ezulwini Mine".

(2) On December 20, 2006, FUSA entered into an agreement (the "**Buffelsfontein Tailings and Rights Agreement**") with BGM and Simmer & Jack pursuant to which, among other things: (i) BGM covenanted to take all necessary steps to obtain all ministerial approvals for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible; (ii) BGM agreed to sell to FUSA, upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein and Hartebeestfontein tailings dams and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the BGM Underground Mine; and (iii) BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing, and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA. In addition, the Corporation acquired three additional tailings dams previously held by BGM, i.e. Flanagan, Ellaton, and NKGE. Immediately following the closing of the Offering (defined below), FUSA commenced a variety of pre-development activities to the extent permitted by South African laws while waiting for the review and approval of the Buffelsfontein Conversion Application, including pre-construction planning and structural design work. In June 2007, FUSA acquired Mine Waste Solutions (Proprietary) Limited which included an existing operating gold mine tailings re-processing facility, adjacent to the Buffelsfontein property. The Corporation changed its plans for the Buffelsfontein Tailings Recovery Project (now called the "MWS Project") such that the historical and future tailings from the BGM mine would be transported to the MWS site and processed through the existing gold plant, and subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities. The original agreement between FUSA, Simmer & Jack and BGM was terminated and a new agreement (the "**Tailings and Rights Agreement**") entered into between MWS, Simmer & Jack and BGM that reflects the changed plans, on materially similar terms to the original agreement.

GENERAL DEVELOPMENT OF THE BUSINESS

First Uranium is a Canadian resources company focused on the development of uranium and gold projects in South Africa. First Uranium is listed on the TSX and has a secondary listing on the JSE Limited (the "**JSE**"). The Corporation's goal is to become a significant low-cost producer of uranium and gold through the re-opening and development of the Ezulwini underground mine ("**Ezulwini Mine**") and the expansion of the Mine Waste Solutions tailings recovery facility (the "**MWS Project**"). To expand its production profile, First Uranium plans to pursue value-enhancing opportunities in South Africa and elsewhere.

Initial Public Offering and Reorganization

In December 2006, First Uranium raised gross proceeds of approximately Cdn$233 million pursuant to its initial public offering (the "**Offering**") and concurrent listing on the TSX. The assets of First Uranium, comprising the Ezulwini Mine and MWS Project (formerly the Buffelsfontein Tailings Recovery Project), as at that time, were acquired by First Uranium from Simmer and Jack Mines, Limited ("**Simmer & Jack**") concurrently and in connection with the completion with the Offering and the Reorganization (as defined below). Simmer & Jack is a publicly listed South African gold mining company with operations in South Africa's Gauteng, North West and Mpumalanga provinces and is currently the majority shareholder of First Uranium.

On December 20, 2006, immediately prior to the completion of the Offering, the following steps (the "**Reorganization**") were taken to reorganize First Uranium:

- First Uranium acquired a Cyprus holding company, First Uranium Limited ("**FUL**"), having a Luxembourg branch;

- Simmer & Jack sold its 80% shareholding interest in First Uranium (Proprietary) Limited ("**FUSA**") to FUL in exchange for 1,196 shares of FUL pursuant to a purchase and sale agreement (the "**FUSA Purchase Agreement**");

- First Uranium sold its 20% shareholding interest in FUSA to FUL in exchange for 300 shares of FUL pursuant to a purchase and sale agreement (the "**First Uranium-FUSA Purchase Agreement**");

- Simmer & Jack sold its 1,196 shares of FUL to First Uranium in exchange for 26,416,295 common shares of First Uranium pursuant to a purchase and sale agreement (the "**FUL-FUSA Purchase Agreement**");

- Simmer & Jack sold its 90% shareholding interest in Ezulwini Mining Company (Proprietary) Limited ("**EMC**") to FUL in exchange for 2,504 shares of FUL pursuant to a purchase and sale agreement (the "**Ezulwini Purchase Agreement**");

- Simmer & Jack sold its 2,504 shares of FUL to First Uranium for 55,306,358 common shares of First Uranium pursuant to a purchase and sale agreement (the "**FUL-Ezulwini Purchase Agreement**");

- FUSA entered into the Buffelsfontein Tailings and Rights Agreement with Buffelsfontein Gold Mines Limited ("**BGM**"), a subsidiary of Simmer & Jack, as described below under "Acquisition of the MWS Project" in respect of the transfer of certain assets and mining rights in respect of the MWS Project from BGM to FUSA;

- First Uranium, through its subsidiary, EMC, acquired certain surface and underground assets relating to the Ezulwini Mine from Randfontein Estates Limited ("**REL**"), a subsidiary of Harmony Gold Mining Company Limited, pursuant to the REL Purchase Agreement (as defined the section "Acquisition of the Ezulwini Mine"); and

- Simmer & Jack and EMC entered into an agreement (the "**Ezulwini Mining Right Agreement**") dated December 20, 2006 pursuant to which Simmer & Jack covenanted to EMC to take all necessary steps to obtain all ministerial approval in order to effect the ceding of the Ezulwini mining right from Simmer & Jack to EMC.

See "Corporate Structure – Intercorporate Relationships".

Acquisition of the Ezulwini Mine

Prior to the Offering and Reorganization, Simmer & Jack, and EMC, a wholly-owned subsidiary of Simmer & Jack at the time, acquired the Ezulwini Mine and related assets, rights and interests through a series of transactions and/or applications and related approvals.

In May 2005, Simmer & Jack took its initial steps to acquire the Ezulwini Mine by submitting an application for new order mining rights in respect of the Ezulwini Mine (formerly No. 4 Shaft Randfontein Estates). In order to maintain access to the underground workings at Ezulwini, approximately 65 megalitres of water needed to be pumped from a depth of approximately 1,300 metres every day, resulting in a cost of approximately ZAR 4-5 million per month. In May 2006, Simmer & Jack received a letter from the South African Department of Minerals and Energy ("**DME**") stating that the Ezulwini mining right was granted to Simmer & Jack, subject to complying with certain stated conditions. On December 8, 2006 the Ezulwini mining right was registered to Simmer & Jack. The mining right has been granted for a 30 year period and may be renewed by the holder for further periods, each of which may not exceed 30 years provided the holder is in compliance with applicable laws and the terms and conditions of the mining right. Simmer & Jack and EMC entered into the Ezulwini Mining Right Agreement concurrently with the closing of the Offering pursuant to which Simmer & Jack agreed to take all necessary steps to effect a transfer of the Ezulwini mining right to EMC as soon as possible, including obtaining all ministerial consent to any such transfer.

On October 19, 2006, EMC entered into an agreement (the "**REL Purchase Agreement**") with REL and Simmer & Jack in respect of the purchase by EMC of certain surface and underground assets (the "**Sale Assets**") relating to the Ezulwini Mine, including two shaft headgears and four winders, fans, compressors, generators and underground equipment as well as the necessary surface freehold required to operate the mine. Total consideration of ZAR 55 million was payable by EMC to REL pursuant to the REL Purchase Agreement, consisting of (i) ZAR 5 million which was paid at the signing of the agreement, (ii) ZAR 45 million which was paid immediately following the completion of the Offering, and (iii) ZAR 5 million which is payable on the first day after the registration of the transfer of certain immovable property into EMC's name has been effected. The effective date of the REL Purchase Agreement for purposes of, among other things, the sale of the Sale Assets, was December 22, 2006.

As of the effective date of the REL Purchase Agreement, EMC agreed to assume the rehabilitation and other environmental, closure and related obligations relating to the property and assets to be acquired under the REL Purchase Agreement. Pursuant to the REL Purchase Agreement, EMC agreed to establish as soon as possible a new environmental trust fund (the "**Fund**") for the rehabilitation of the mining area. REL transferred approximately ZAR 19.5 million into the Fund following the effective date of the agreement. EMC is obligated on an ongoing basis, to contribute to the Fund such amounts (or provide guarantees for such amounts acceptable to the South Africa Minister of Minerals and Energy) as will be required in order to ensure that the total balance of the Fund (including the amount of any such guarantees) at any point in time will be not less than the total amount which it is obliged to hold in the Fund at that point in time pursuant to any and all applicable laws and/or regulations and as agreed with the Minister from time to time, in respect of the rehabilitation of the Ezulwini mining area and or the immovable property subject to the REL Purchase Agreement and/or any other related environmental matter. If the amount of the total balance of the Fund (including the amount of any guarantees) is at any time less than the total obligation, EMC will not be permitted to make any payment or other distribution to its shareholders until such shortfall has been extinguished.

The REL Purchase Agreement prohibits EMC (and its successors) from transferring the Sale Assets during the three year period following the effective date of the agreement (i) without REL's prior written consent, which consent will not be unreasonably withheld or delayed, and (ii) unless all the obligations imposed on EMC in the agreement and related agreements are delegated to and assumed by the transferee and guaranteed by EMC and Simmer & Jack on terms and conditions reasonably acceptable to REL. In addition, the REL Purchase Agreement provides that the restriction on the disposal of the Sale Assets also applies to any transfer of shares and/or any other interest which will result in the beneficial ownership of and/or control over the Sale Assets being transferred to any entity other than EMC, provided that REL will not be entitled to unreasonably withhold or delay its consent to any such transfer of shares and/or any other interest. The immediately foregoing restriction will not apply to any bona fide restructure of EMC or its ultimate holding company, or to the trading of any shares on any recognized stock exchange on which EMC or its ultimate holding company may be listed from time to time, provided that at all times Simmer & Jack directly or indirectly owns more than 35% of the issued share capital of EMC.

In addition, EMC and REL entered into a lease agreement (the "**REL Lease Agreement**") dated October 19, 2006 pursuant to which EMC is leasing from REL certain property (the "**Leased Property**") in the Ezulwini mining area until such time as the Leased Property may be subdivided and transferred to EMC by REL pursuant to the REL Purchase Agreement. The REL Lease Agreement will expire on the earlier of (i) the date on which all of the Leased Property has been transferred to and registered in the name of EMC, and (ii) the date that is nine years and 11 months from the effective date of the REL Purchase Agreement. The monthly rent payable by EMC pursuant to the REL Lease Agreement is nominal. REL has agreed under the REL Lease Agreement that EMC will be entitled to construct such infrastructure on the Leased property and deposit tailings thereon as it may require in order to allow EMC to conduct mining operations on the property, subject to REL's consent, not to be unreasonably withheld.

Waterpan Mining Consortium ("**Waterpan**"), First Uranium Limited ("**FUL**") and First Uranium entered into a purchase agreement (the "**Waterpan Purchase Agreement**") dated December 20, 2006, pursuant to which Waterpan agreed to sell its 10% shareholding interest in EMC to FUL and, as consideration for such sale, First Uranium agreed to issue 6,141,009 of its common shares to Waterpan.

First Uranium increased its land position by submitting a prospecting application in March 2007 in respect of properties contiguous to the north-east and south-east of the existing Ezulwini mining right area. In November 2007, First Uranium received approval from the regional DME for the Corporation's application in respect of a prospecting work program. Final approval by the regional DME was subject to the approval of the EMP. In December 2007, the regional DME approved First Uranium's EMP and granted the Corporation an unconditional prospecting right for 6,843 hectares of additional property adjacent to the Ezulwini Mine.

On December 14, 2007, First Uranium issued 6,141,009 common shares of First Uranium to Waterpan, completing the purchase of the remaining 10% interest in EMC, resulting in EMC becoming a wholly-owned subsidiary of First Uranium.

In March 2008, the DME advised Simmer & Jack that it had consented to the cession of the new order mining right for the Ezulwini Mine from Simmer and Jack to EMC. Draft documentation has been submitted to the DME for approval, whereafter the transfer will be registered in the name of EMC.

Acquisition of the MWS Project

In connection with the Offering and Reorganization, on December 20, 2006, FUSA entered into the Buffelsfontein Tailings and Rights Agreement with Simmer & Jack and BGM, its wholly-owned subsidiary, pursuant to which, among other things: (i) BGM covenanted to take all necessary steps to obtain all ministerial approvals for the items requested in the Buffelsfontein Conversion Application (defined below) in order to effect the transfer of the Buffelsfontein Tailings Mining Right (defined below) to FUSA as soon as possible; (ii) BGM agreed to sell to FUSA, upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein and Hartebeestfontein tailings dams and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the BGM Underground Mine; and (iii) BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access to the property. In addition, the Corporation acquired interests in three additional tailings dams, Flanagan, Ellaton, and NKGE. For the above mentioned rights, FUSA will be required to (i) pay a nominal consideration of $13.50 to BGM (ii) assume the rehabilitation obligation relating to the dams, and (iii) pay to BGM, a 1% royalty plus value-added tax of the gross revenue accrued by FUSA from the sale of uranium, gold, and any other minerals recovered from the tailings.

FUSA will also be required to seek other servitudes and/or acquire certain rights from third parties in connection with the development and operation of the MWS Project.

BGM holds an old order mining right in respect of mining gold at the BGM Underground Mine but not for the mining of the gold and uranium in the tailings dams at the Buffelsfontein property. On June 4, 2007, the DME granted to BGM a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dams, subject to certain conditions which BGM expects to satisfy in due course. BGM has also filed with the DME an application to convert its old order mining right for Buffelsfontein into a new order mining right (BGM's old order mining right would have expired if application to convert it to a new order right was not made by April 30, 2009). If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "**Buffelsfontein Conversion Application**") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the other (the "**Buffelsfontein Tailings Mining Right**") in respect of the mining of the gold, uranium and other minerals in the MWS tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to FUSA, a subsidiary of the Corporation.

Immediately following the closing of the Offering, FUSA commenced a variety of pre-development activities relating to the MWS Project to the extent permitted by South African laws while waiting for the review and approval of the Buffelsfontein Conversion Application, including pre-construction planning and structural design work.

On June 6, 2007, First Uranium, through its wholly-owned subsidiary FUSA, acquired (the "**MWS Acquisition**") all of the issued and outstanding shares of Mine Waste Solutions (Proprietary) Limited and its subsidiary, Chemwes (Proprietary) Limited (collectively, "**MWS**"), pursuant to the terms and conditions of an agreement dated April 26, 2007 (the "**MWS Acquisition Agreement**") among First Uranium, FUSA and the shareholders of MWS (the "**MWS Shareholders**"). The MWS Shareholders were Fraser Alexander Tailings, a division of Fraser Alexander (Proprietary) Limited (35%), Nedbank Limited (30%), Industrial Development Corporation of South Africa Limited (30%), RHA Plaistow (3%) and KD Bouch (2%). Pursuant to the MWS Acquisition Agreement, First Uranium issued 3,093,980 common shares of First Uranium to the MWS Shareholders for total consideration of $32,201,377. The MWS Acquisition provided the Corporation with an existing gold plant and other related infrastructure. The Corporation's tailings recovery project (including the project formerly known as the Buffelsfontein Tailings Recovery Project, as amended and supplemented by the MWS Acquisition) are now referred to as the "**MWS Project**". A Form 51-102F4 was filed on August 20, 2007 with respect to this business acquisition.

The Corporation changed its plans for the MWS Project such that the historical and future tailings from the Buffelsfontein mine would be transported to the MWS site and processed through the existing gold plant, and subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities. The Buffelsfontein Tailings and Rights Agreement was terminated and a new agreement (the "**Tailings and Rights Agreement**") was entered into between MWS, BGM and Simmer & Jack, that reflects the change in plans, on terms materially similar to the original agreement.

First Uranium currently owns 100% of FUL which in turn holds 100% of FUSA. FUSA owns MWS which owns the MWS Project. FUL also holds 100% of EMC, which owns the Ezulwini Mine.

A new order prospecting right was granted to MWS in respect of Flanagan, NKGE and Ellaton dams in May 2008 in respect of gold, uranium and pyrite.

Also in May 2008, MWS re-submitted an application for a new order mining right in respect of all of the Buffels, Harties and MWS dams, including the Flanagan, Ellaton and NKGE dams. It includes the mining of gold and uranium from all the tailings dams and has been prepared in the name of MWS, the company which will hold all the rights to mine all fourteen of the tailings dams.

South African Reserve Bank Approval

South African law provides for exchange control regulations that restrict the export of capital from the South African Common Monetary Area (the "**CMA**"), subject to dispensation from the South African Reserve Bank ("**SARB**"). Exchange Control regulations came into force in 1961 in order to stem large outflows of capital from South Africa to ensure a measure of stability in currency markets. Since 1994 the government of South Africa has gradually phased out and relaxed exchange controls. As far as non-residents of the CMA are concerned, there are effectively no remaining exchange controls. Simmer & Jack is subject to SARB regulations. On November 16, 2006, Simmer & Jack received SARB approval for the transfer of ownership of its subsidiaries, FUSA and EMC to First Uranium pursuant to the Offering and Reorganization, subject to the following:

- First Uranium completing a secondary listing on the JSE within 12 months of receipt of SARB approval, a condition that was satisfied on March 30, 2007;
- Simmer & Jack continuously holding a controlling interest of no less than 50% +1 of the common shares of First Uranium. Simmer & Jack must obtain prior approval of the South African Minister of Finance before permitting its shareholding interest in First Uranium to fall to a percentage equal to or below 50%. Simmer & Jack currently holds approximately 62.3% of the common shares of First Uranium;
- FUL, a subsidiary of First Uranium, must submit semi-annual reports to SARB to enable the effective and continuous monitoring of Simmer & Jack's shareholding in First Uranium and the investment of raised capital in its relevant South African projects;
- the creation of a dividend access trust in respect of the flow of dividends to First Uranium shareholders resident in South Africa;
- capital raised by First Uranium in connection with the Offering being invested in South Africa for its designated projects;
- any investment outside of South Africa or retention of capital raised abroad will require SARB approval; and
- the net proceeds of the Offering being converted to South African Rand and transferred to South Africa within 30 days of closing the Offering, a condition that was satisfied on January 31, 2007.

In addition, Simmer & Jack is required to obtain prior approval from SARB before providing any guarantees to First Uranium or its subsidiaries and before subscribing for additional common shares of First Uranium. Funds raised outside the CMA by First Uranium and its non-South African subsidiaries are not restricted under South African exchange control regulations. Upon listing of First Uranium's common shares on the JSE, which occurred on March 31, 2007, non-South African residents may freely sell their common shares of the Corporation on the JSE and freely remit the proceeds outside of the CMA.

Simmer & Jack is required pursuant to the Maintenance Agreement (as defined below) to exercise its Maintenance Right (as defined below) wherever necessary to comply with any SARB Control Condition (as defined below) imposed upon Simmer & Jack to maintain beneficial ownership to a minimum percentage of outstanding common shares of the Corporation pursuant to approval obtained from SARB in respect of the Reorganization, subject to such exceptions and exemptions as may be applicable thereto. The Maintenance Agreement, however, does not preclude Simmer & Jack from selling all of its common shares of the Corporation to a pre-determined buyer or from selling common shares of the Corporation that, subsequent to such sale or sales, leaves it in compliance with a SARB Control Condition.

Ezulwini Mine and MWS Project

The following is a brief summary of the development of First Uranium's Ezulwini Mine and MWS Project. Additional detail may be found below under "Mining Projects".

Ezulwini Mine

The Ezulwini project involves the re-commissiong and bringing into production of an underground uranium and gold mining operation (the "**Ezulwini Mine**") located approximately 40 km from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa. The geology of the Ezulwini property includes a number of reef packages, with the Upper Elsburg ("**UE**") and Middle Elsburg ("**ME**") reefs being the primary focus of First Uranium's mine reopening plans. Prior to re-commissioning, the mine was on a care and maintenance program which was initiated in 2001. The mine was constructed in the 1960s and reached production of 200,000 tonnes per month in the same decade. In 2001, mine production at the Ezulwini Mine was suspended primarily as a result of capital constraints compounded by a weak gold and uranium market environment.

Immediately following the closing of the Offering, Simmer & Jack continued, for EMC's benefit, development work on the Ezulwini Mine, including refurbishment of the Ezulwini shaft in anticipation of the transfer of the Ezulwini mining right to EMC which was consented to by the DME on March 20, 2008. In addition, EMC continued with the ongoing water pumping required to keep the Ezulwini Mine dry and commenced pre-construction planning and structural design work necessary for the project to the extent permitted under South African laws.

The Ezulwini Mine began hoisting development material in September 2007, on schedule, and in late October 2007 third party toll treatment of the higher gold grade ore from the Ezulwini Mine commenced.

In January 2008, the Corporation had substantially completed the re-commisioning of the Ezulwini Mine and was, until the onset of the Power Situation (as described below under "The South African Power Situation"), in the process of ramping up underground production. The Corporation conducted a study subsequent to the onset of the Power Situation assessing the economic viability of First Uranium generating its own power at the Ezulwini Mine and MWS to supplement existing power supplies from Eskom, South Africa's national power utility, for the next five years.

Given the uncertainty resulting from Eskom's announcement of its inability to supply power at committed levels, from the end of January 2008 until mid-April 2008, the Ezulwini Mine halted toll-milling of its ore and reduced mine development and hoisting ore to surface during February and March, 2008. The Ezulwini Mine instead directed its focus on completing the shaft refurbishment, which was also underway and well advanced, until the operation's own gold plant commenced commissioning during April 2008, when mine development and hoisting ore resumed at planned rates. Management expects to recover any interim production shortfalls arising from the reduction of mine development as the new processing plant has available milling capacity to accommodate additional throughput for the next 12 months.

The ramp-up of production at the Ezulwini Mine during FY 2008 resulted in the toll treatment of 46,271 tonnes of ore at a recovered grade of 5.2 grams of gold per tonne ("**g/t Au**"), producing 7,735 ounces of gold. The revenue of $6.7 million from the Ezulwini Mine's operation for FY 2008 has been credited against mine infrastructure costs, as the mine is still in ramp-up phase and has not yet achieved commercial levels of production.

The Ezulwini Mine terminated the third party toll treatment arrangement at the end of March 2008 and began building a stockpile to be used during the commissioning of the gold plant in June 2008. Current mine production from the UE section (contains gold ore) and the ME section (contains gold and uranium ore) is being stockpiled separately on surface in the interim.

Commissioning of the gold plant and the first 50,000 tonne per month mill commenced on schedule in April 2008. Final commissioning of this first module of the gold plant is expected to commence in June 2008 and to finish during July 2008. Ore from the UE section will be introduced to the plant during this phase.

Dry commissioning of the uranium plant is expected to commence in June 2008 with the first shipment of yellowcake production expected in August 2008. The second 50,000 tonne per month mill is on schedule for commissioning to begin in September 2008.

Stoping for de-stressing of the 41 level MB raise has resulted in an area of 712 square metres being mined at an in-situ stope grade of 4.74 g/t Au. In the ME section, stope production in the newly re-established 45 10B stope commenced in third quarter of FY 2008 and has resulted in an area of 1,059 square metres being mined at an in-situ stope grade of 25.78 g/t Au. Further stope development had been postponed due to the Power Situation, but the development work has resumed and is currently increasing to enable the Corporation to meet its production schedule.

The Corporation continues to develop access to the Ezulwini Mine shaft de-stress cut on the UE section on levels 38a and 41. During the fourth quarter of FY 2008, 169 metres were developed, bringing the total developed area in the shaft pillar to 1,002 metres.

Current construction activities include the ongoing stabilization and refurbishment of the shaft and construction of the gold and uranium plants, surface gantry, transfer tower and crusher. EMC has accelerated the main shaft rehabilitation program and is continuing the refurbishment of the infrastructure in the ME section and the UE section.

The following is a summary of the process of shaft stabilization at the Ezulwini Mine:

- the second phase of the main shaft refurbishment, which involves support of the shaft where it passes through the Western Areas Formation ("**WAF**"), continues to be undertaken from the access provided by the new floating tower steelwork located above and below the WAF. The WAF is a weak area that intersects the main shaft. The support system is being installed to prevent future impact on the main shaft from possible ground movement within the WAF.
- the section where the shaft barrel traverses the WAF zone has been consolidated and reinforced through the injection of resin and reinforced with anchors
- to prevent bulging of the low-strength WAF between the anchors, a combined cladding consisting of the original lining, strengthened heavy screens and high quality shotcrete, form a load-distribution diaphragm that will spread the points of loading of the anchors and injection rods more uniformly over the weak WAF layer
- the resulting reinforced thick "shell" will then be tied back to the surrounding rock mass by means of long anchors. These anchors are designed to withstand large amounts of elongation and high ground acceleration resulting from seismic events without compromising their initial stiffness.

The shaft operational time has been limited to four days per week while shaft rehabilitation work is executed.

As at March 31, 2008, $112.3 million of cash had been spent on the capital projects at the Ezulwini Mine (FY 2007: $19.3 million) including $20.3 million capitalized pre-production costs and pumping and other capital related costs (FY 2007: $10.0 million). The costs of production from the Ezulwini Mine are being capitalized and the related proceeds of sales credited against capital until such time as the Ezulwini Mine has achieved commercial levels of production. Until completion of the Ezulwini Mine capital projects there will be additional pumping and other capital related costs capitalized although these costs will decrease on completion of the various phases of the capital projects. In terms of the revised project costs released in April 2008, the original estimate of $271 million increased to $312 million of total capital required over the life of the mine (inclusive of sustaining capital) of which $220 million is yet to be spent. The increase is attributable to inflation related increases of 7% or $15 million, cost overruns of $5 million as a result of shaft refurbishment and additional provisions for sustaining capital from years 16 to end of life of mine that increased from $31 million to $58 million.

Prior to the Power Situation, electrical power costs were expected to represent about 9% of the operating costs. The impact of additional operating costs for power generation are estimated to be an additional $3.59 (a 12% overall increase) per pound for uranium and an additional $35.50 (an 8% overall increase) per ounce for gold over the five-year period of self power generation. As at April 21, 2008, for the same five-year period, the total estimatated cost for electrical power at the Ezulwini Mine is $5.80 per pound of uranium and $63.48 per ounce of gold. However, on June 9, 2008, the Corporation was notified by Eskom that it will be able to increase its supply of power to the Ezulwini Mine from 40 MW to 55 MW, which is expected to reduce the Corporation's requirement and cost to generate its own supplemental power to meet total power requirements. The Corporation will assess the impact of the additional Eskom power and will provide updates in due course.

Ezulwini Expansion Program

During the third quarter of FY 2008, the Corporation commenced a drilling program to assess possible expansion of the Ezulwini Mine. Based upon an internal concept evaluation, the combined Phase 1 drilling target areas have the potential to delineate a substantial portion of measured and indicated resources which would be required to justify the construction of a new 250,000 tonne-per-month shaft and a related mill expansion having the potential to triple production capacity from the uranium bearing ME ore body. The conceptual evaluation excludes any potential contribution from the UE1A reef. Approximately 16,000 metres will need to be drilled in order to complete Phase 1. To date, a total of 4,321 metres have been drilled. Of the four holes being drilled, three have intersected the Black Reef and one hole has intersected both the UE1A and the E9EC reefs. The Black Reef is the uppermost reef intersection that has been economically mined on the West Rand, although to-date it has not proved to be economic in the Witwatersrand. Additional Phase 2 target areas have been defined and Controlled Budget Estimates have been developed for these additional target areas.

It is expected that all four holes will have intersected the E9EC reef horizon by the end of September 2008. Deflections from these four existing boreholes to supplement borehole valuation data and the start of the Phase 2 drilling project are expected to take place in the third quarter of FY 2009.

The final holes of the Phase 1 drilling project and the first reef intersections of the Phase 2 drilling project are expected to begin during fourth quarter of FY 2009.

MWS Project

The MWS Project (formerly the Buffelsfontein Tailings Recovery Project) is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand basin, approximately 160 km from Johannesburg and approximately 8 km from the town of Klerksdorp at Stilfontein, in the North West Province, South Africa. The MWS Project comprises fifteen tailings dams, twelve of which originated from the processing of material from the Buffelsfontein Gold Mines Limited ("**BGM**") (formerly the Buffelsfontein and Hartebeesfontein Underground Gold Mines), and three tailings dams acquired through the MWS Acquisition (one of which has been mined out), which originated from the processing of material from the now defunct Stilfontein Gold Mine ("**SGM**") as well as a gold recovery plant on the MWS site, which is situated near the currently operating BGM Underground Mine and which is currently recovering gold from the tailings. The current operations involve the hydraulic mining of twelve tailings dams on the BGM site and two dams on the MWS site, using high pressure water cannons to slurry the tailings which will then be pumped to processing plants at MWS for the recovery of uranium and gold.

The MWS Project has effectively been in operation since the acquisition of MWS on June 6, 2007. The plant and equipment at the time of acquisition processed an average of 570,000 tonnes of tailings per month and had a proven capacity in excess of 600,000 tonnes of tailings per month. In September 2007, the Board of First Uranium approved an expansion of the design capacity of the gold plant to 633,000 tonnes of tailings per month, which was completed in May 2008. Also in September, 2007, the Board approved the construction of a monitoring station and a 10.5 km pipeline to transport the tailings hydraulically mined from the twelve original BGM tailings dams, and future tailings arising from the operations at BGM Underground Mine to the MWS gold plant. The monitoring station and pipeline have been completed and integrated operation commenced commissioning during December 2007. The current MWS operation remains unaffected by the Power Situation as it is drawing additional power from BGM.

As a result of the late commissioning of the production infrastructure at the Buffelsfontein No.2 tailings dam, it was necessary to continue hydraulic mining from MWS No.2 tailings dam until December 2007 rather than stop in October, as previously planned. As the resources in the MWS No.2 tailings dam neared exhaustion during the third quarter, the volume of ore declined and it was necessary to use mechanical loading and placement of the remnant material in addition to hydraulic mining, which resulted in increased handling costs relative to a normal reclamation operation. Only 0.8 million tonnes of tailings (0.4 million tonnes in the first quarter of FY 2008 and 1.2 million tonnes in the second quarter of FY 2008) were reclaimed from the MWS No.2 tailings dam during third quarter of FY 2008.

The reclamation station and the pipeline between the Buffelsfontein property and the MWS gold plant were completed and operation commenced during December 2007 which enabled the Corporation to stop mining from the MWS No.2 tailings dam and to initiate the hydraulic mining of the Buffelsfontein No.2 tailings dam on the Buffelsfontein property. The material from the Buffelsfontein No.2 tailings dam is being transported via the pipeline to the MWS gold plant for processing. Full commissioning of the introduction of the material from Buffelsfontein No. 2 tailings dam to the plant is ongoing.

During FY 2008, MWS processed 1.7 million tonnes of material from the Buffelsfontein No.2 tailings dam through the MWS gold plant at a Cash Cost of $533 per ounce, inclusive of 1.6 million tonnes reclaimed during the fourth quarter of FY 2008 at a Cash Cost of $455 per ounce. With the transition to the high-volume, low-cost operations associated with the mining of the Buffelsfontein Tailings during December 2007, the average Cash Costs started to decrease and are expected to decrease further as the throughput to the MWS gold plant increases.

Results from the mining of Buffelsfontein No.2 tailings dam to date have confirmed the mineral resource estimates for gold and uranium, as well as the estimated sulphur content. Minor modifications to the hydraulic mining system to improve throughput and to the carbon-in-leach ("CIL") plant flow sheet to improve recovery are being implemented and are expected to be completed in July 2008 after which the commissioning of the first phase of the transition to the Buffelsfontein complex of dams should be complete.

These modifications include:

- installation of a slime re-pulping system to break up clay lumps (being encountered in the Buffelsfontein No. 2 tailings dam) and improve hydraulic mining rates to 1.9 million tonnes per quarter and to stabilize pulp densities pumped to the plant
- completion of the current work to re-route flotation tailings from the tailings disposal line to the CIL gold circuit to reduce float tails grades and increase overall gold recovery rates from 0.15 g/t Au to expected levels of 0.19 g/t Au
- installation of high shear oxygen reactors to improve gold recovery grades to 0.19 g/t Au in the expanded CIL circuit

The current and planned capital projects at MWS include:

- completing the commissioning of the hydraulic mining, pumping and processing system to reclaim material from the Buffelsfontein No.2 tailings dam at the full capacity of 21,000 tonnes per day
- upgrading the CIL circuit in the MWS plant, which is expected to improve overall recoveries
- construction of one additional gold and two uranium modules which are scheduled for commissioning in January 2009
- construction of one additional gold and one additional uranium module which are scheduled for commissioning in December 2009 – this will increase plant capacity to 1.9 million tonnes per month
- establishing a single large tailings dam that will contain all future production tailings as well as tailings from processing BGM's ore for uranium. Although additional deposition capacity must be commissioned within the next two to three years as the MWS No.5 dam will run out of deposition capacity within that time, management is confident that a solution will be in place this year.

The design and construction of the one additional gold and one additional uranium module for the MWS plant that are scheduled for commissioning in December 2009 was awarded to MDM Engineering International Limited. Orders for long lead items have been placed and a total of $3.6 million has been committed. Civil construction commenced during April 2008. To save time, MWS is adopting as many designs as possible from the Ezulwini Mine processing plant, which is expected to save considerable design time.

Full operation of the MWS Project is expected to require a maximum demand of 43 MW of power by February 2010, of which Eskom has committed to supply 29 MW by this date, requiring the Corporation to generate 14 MW. Based on the positive economic results of studies assessing the viability of generating power to supplement Eskom's power supply, First Uranium has purchased a used 30 MW power plant and has leased 10 (1MW) generator sets to produce its own power to supplement any shortages in the power supplied by Eskom (see also - "The South African Power Situation"). The Corporation intends to install the power plant at the MWS Project and to utilize the leased generator sets at the Ezulwini Mine.

Prior to the Power Situation, electrical power costs were expected to represent about 9% of the operating costs. The impact of additional operating costs for power generation at MWS are estimated to be an additional $2.49 (a 10% overall increase) per pound for uranium and an additional $44.70 (a 13% overall increase) per ounce for gold over the five-year period of self power generation. As at April 21, 2008, for the same five-year period, the total estimated costs for electrical power at MWS is $7.17 per pound of uranium and $74.38 per ounce of gold.

As at March 31, 2008, $21.2 million cash has been spent on the capital projects at MWS (FY 2007: $1.5 million). In terms of the revised project costs released in April 2008, the total capital required over the life of the MWS Project is estimated at $272 million (inclusive of sustaining capital).

On December 19, 2007, the Corporation declared its first mineral reserve estimate for the MWS Project. See "Mining Projects – MWS Technical Report".

JSE Listing

On March 30, 2007, the Corporation's common shares commenced trading on the JSE under the symbol "FUM".

Convertible Debenture Offering

On May 3, 2007, First Uranium completed the private placement of Cdn$150 million aggregate principal amount of 4.25% senior unsecured convertible debentures (the "**Debentures**") due June 30, 2012. The Debentures bear interest at a rate of 4.25% per annum payable semi-annually and are convertible into common shares of the Corporation at Cdn$16.42 per share. Additional information regarding the Debentures is set out under "Description of Share Capital - Convertible Debentures". On September 4, 2007, the Debentures commenced trading on the TSX under the symbol "FIU.DB".

The South African Power Situation

Since the beginning of 2008 regular power outages have beset South Africa, causing disruption in business activities (the "**Power Situation**"). Coal-fed power stations are running low on fuel and several power-generating facilities are down for maintenance. No new power generating facilities are expected to start up in South Africa until 2012. The primary response of Eskom, South Africa's national power utility, to the Power Situation, was to ask that its customers conserve energy and/or to restrict the amount of power supplied to them. As a result, First Uranium imposed voluntary shut-downs of mine development and hoisting activity at the Ezulwini Mine. On January 25, 2008, Eskom advised that continuity of electric power supply could not be guaranteed. Specific warnings were communicated to South African mining companies, including the Corporation, which were specifically asked by Eskom to reduce power consumption to 80% of load requirements. On February 1, 2008, First Uranium confirmed that Eskom had authorized the Corporation to immediately increase load at its operations from 80% to 90% in a gradual ramp up. Eskom also informed the Corporation that this authorization could be withdrawn at a later date, as national electricity supply remains tight.

In April, 2008, First Uranium confirmed its decision, previously announced on February 13, 2008, to generate from its own facilities a portion of its future electrical power requirements at the Ezulwini Mine and the MWS Project. First Uranium has purchased a used power plant (30 MW, comprised of twelve 2.5 MW generating sets) that is expected to arrive in South Africa during July 2008, with construction, installation and commissioning to be completed during December 2008. The Corporation also entered into an agreement to lease gensets (1 MW each) with a combined capacity of 10 MW that will be delivered to the Ezulwini Mine over a three-month period with the first four generators arriving during July 2008 with commissioning expected to be completed by the end of that month.

On June 9, 2008, the Corporation was notified by Eskom that it will be able to increase its supply of power to the Ezulwini Mine from 40 MW to 55 MW, which is expected to reduce the Corporation's requirement and cost to generate its own power. The Corporation will assess the impact of the additional power and will provide updates in due course.

Sulphuric Acid Plant Project

Reduced availability of electrical power in South Africa has caused cutbacks in the operation of smelters and other facilities that produce sulphuric acid as a by-product. The Corporation anticipates significant acid price increases will continue in the medium term, as acid prices are closely related to the market for sulphur which is also indicating tight supply and significant price increases. On April 21, 2008, the Corporation announced that it plans, subject to financing, to purchase and install an "off the shelf design" acid plant to produce sulphuric acid which will reduce the future costs for acid and secure supply of acid required for the MWS Project and the Ezulwini Mine. At a projected cost of $124 million, the acid plant will be installed at the MWS site. Based on an analysis of the pyrite content in the MWS tailings dams, a preliminary technical assessment and recent market analysis, the Corporation expects that it will take 19 months to procure and commission the acid plant with anticipated production beginning in January 2010. First Uranium has secured its initial requirements for sulphuric acid during this time period, in a market where acid supplies remain very tight.

DESCRIPTION OF THE BUSINESS

General

First Uranium is a Canadian resources company focused on the development of uranium and gold projects in South Africa. The Corporation's goal is to become a significant producer of uranium and gold through the re-opening and development of the Ezulwini Mine and the construction of the MWS Project. To expand its production profile, First Uranium plans to continue to identify and acquire additional uranium projects in Southern Africa, and elsewhere, including Canada and the United States of America.

Corporate Strategy

First Uranium's corporate strategy is as follows:

- develop the Ezulwini Mine and the MWS Project by progressing each through specific milestones, including ramping up production of gold and uranium, increasing and upgrading categories of mineral resources and completing construction activities, in order that mining and processing operations may progress as planned at the Ezulwini Mine and MWS Project and thereafter possibly be expanded;

- seek sales arrangements at favourable terms with third parties, including end-users, in respect of any yellowcake or uranium oxide produced by the Ezulwini Mine and MWS Project;

- identifying areas of risk which may be ameliorated and seeking to identify and implement, in a cost effective way, measures to mitigate such risks, such as securing additional sources of power and low cost sulphuric acid;

- seek additional acquisition, joint venture and/or development opportunities relating to strategically located uranium prospects and properties in Southern Africa or elsewhere, including Canada and the United States of America, and including additional uranium and gold tailings dams; and

- capitalize on management's operating and technical experience, its relationships with black economic empowerment groups and its relationships with government departments and service providers in South Africa.

Principal Products

The MWS Project is in production and tailings being processed through the MWS gold plant. The Ezulwini Mine is still in a ramp-up phase and has not yet achieved commercial levels of production. During the fiscal year ended March 31, 2008, a total of 28,192 ounces of gold were produced and sold from the MWS Project, at an average price of $760 per ounce.

The Uranium Industry

The following summary of the uranium industry has been based in its entirety upon various publicly available reports and sources, including, without limitation, the EIA's *International Energy Outlook 2006*, the OECD's *Uranium 2005: Resources, Production and Demand* (the "**OECD Red Book**"), various reports and publications by the WNA and pricing information published by Ux Consulting. All opinions, expectations and estimates contained in the following industry summary, which are not specifically attributed to management of the Corporation, are solely those of the authors of the aforementioned reports and sources.

<u>Overview</u>

The most common commercial use for uranium is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U_{235} can undergo a nuclear reaction whereby its nucleus is split into smaller particles.

As the nucleus is split, a significant amount of heat energy is released, which is used as the basis of power generation in nuclear power plants.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a United States research centre in Idaho Falls lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the United States, the United Kingdom, Russia and France. The nuclear industries of these countries and several others grew rapidly during the 1960s and 1970s. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by Russia to several Eastern European countries, including the former East Germany, Czechoslovakia, Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today's international nuclear industry.

Nuclear Fuel Cycle

A key to understanding the uranium industry is to first review the nuclear fuel cycle. The nuclear fuel cycle essentially involves the conversion of uranium ore to electricity by processing uranium through various forms and increasing its concentration.

Uranium found in nature consists largely of two isotopes, U_{235} and U_{238}. The production of energy in nuclear reactors is from the fission or splitting of the U_{235} atoms, a process which releases energy in the form of heat. Natural uranium contains 0.7% of the U_{235} isotope. The remaining 99.3% is primarily the U_{238} isotope that doesn't contribute directly to the fission process. U_{235} and U_{238} are chemically identical but differ in their mass. U_{238} has three additional neutrons. This difference in mass is significant because it allows the U_{235} and U_{238} isotopes to be separated and makes it possible to increase or enrich the percentage of U_{235}.

The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication.

According to the WNA, the proportion of the cost of nuclear fuel breaks down by stage of the nuclear fuel cycle as follows: (i) mining — 27%, (ii) conversion — 5%, (iii) enrichment — 55%, (iv) fuel fabrication — 13%. While uranium accounts for approximately 27% of the total cost of the fuel for nuclear generators, it accounts for approximately only 4.2% of the total cost of electricity charged to electricity consumers.

Mining

Before uranium can be turned into a useable fuel source, uranium ore must be mined in one of a variety of ways depending on the characteristics of the deposit. Uranium deposits close to the surface can be recovered using an open pit mining method. Higher-grade, deeper deposits can be mined using conventional underground mining methods. If ground conditions are appropriate, the ore can be mined via in situ leaching, whereby oxidizing agents dissolve the uranium contained within the ore body, and the resulting solution is pumped to the surface for uranium recovery. Historically, the price of uranium has been too low to justify its recovery from mineral processing wastes, known as tailings dams. However, with the increased price of uranium in recent years, it has become economically feasible to process the contents of surface tailings dams to recover any contained uranium. These dams can be mined with high-pressure water cannons, creating a slurry which is pumped to the processing plant for uranium recovery.

Once the uranium ore or solution has been extracted via one of the above mining methods, it is transferred to a mill for primary refining. Mined ore is ground up and leaching is used to extract the uranium. The uranium is then removed from the leach solution and precipitated, producing concentrates containing 80-90% uranium oxide ("**U_3O_8**"). Uranium oxide is the most commonly priced and sold form of uranium.

Conversion

U_3O_8 is typically shipped from the mine site in drums to a conversion facility for refining into uranium trioxide ("**UO_3**"). The UO_3 can then be processed for use in either light water nuclear reactors ("**LWRs**") or in heavy water nuclear reactors ("**HWRs**"). In both cases, the uranium must be converted but no enrichment is necessary for the

HWRs. Since most of the world's nuclear reactors are currently LWRs and approximately 94% of mined uranium is used in LWRs, the remaining discussion will focus on the fuel cycle for LWRs. The UO_3 is further purified and converted into a gaseous uranium hexafluoride commonly referred to as UF_6 or "hex". Conversion plants are operating commercially in the United States, Canada, France, the United Kingdom and Russia.

Enrichment

The UF_6 is fed into an enrichment facility which increases the proportion of U_{235} from 0.7% to approximately 3.5 to 5.0%, depending on the specifications of the nuclear reactor for which the uranium is destined. In the enrichment process approximately 85% of the natural uranium feed is rejected as "depleted uranium" or "tails" (consisting primarily of U_{238}).

As depicted in the table below (based on 2008 WNA estimates), large commercial enrichment plants are in operation in France, Germany, Netherlands, the United Kingdom, the United States and Russia, with smaller plants elsewhere. The enrichment market is an oligopoly, with four principal companies — Techsnabexport/Rosatom (38%), USEC Inc. (22%), Eurodif/Areva SA (21%) and Urenco Group (14%) — controlling approximately 95% of the global uranium enrichment capacity.

Location of Enrichment Facility	Enrichment Process	Capacity
		(1000 kg SWU/annum)
Russia	Centrifuge	25,000
France	Diffusion	10,800
United States	Diffusion	11,300
Germany-Netherlands-UK	Centrifuge	9000
China	Mostly Centrifuge	1,000
Japan	Centrifuge	1,050

The capacity of enrichment plants is measured in terms of separate work units or SWUs. The SWU is a complex unit which is a function of the amount of uranium processed and the degree to which it is enriched and the level of depletion of the remainder. Enrichment accounts for approximately 55% of the cost of nuclear fuel and approximately 8% of the total cost of the electricity generated by a nuclear reactor.

Enrichment services are sold in SWUs. Where the price of uranium is relatively low, a customer (such as a utility company) may request that the enrichment facility use more uranium and less SWUs in order to enrich the UF_6. Conversely, as the price of uranium rises, SWUs become relatively cheaper and the customer may specify that more SWUs be used and less uranium.

Two main enrichment processes are used on a commercial scale, the gaseous diffusion process and the centrifuge process. At present, the gaseous diffusion process accounts for about 27% of the global uranium enrichment capacity. The diffusion process involves forcing UF_6 under pressure through a series of porous membranes or diaphragms. As U_{235} molecules are lighter than the U_{238} molecules, they move faster and have a slightly better chance of passing through the pores in the membrane. The UF_6 that diffuses through the membrane is thus slightly enriched, while the gas which did not pass through is depleted in U_{235}. This process is repeated many times in a series of diffusion stages called a cascade. The gas must be processed through approximately 1,400 stages in order to obtain a product with a concentration of 3-4% U_{235}.

The centrifuge process is economic at a smaller scale as compared to the diffusion process. It involves the feeding of UF_6 gas into a series of vacuum tubes each containing a rotor one to two metres in length and 15-20 cm in diameter. When the rotors are spun rapidly, at 50,000 to 70,000 rpm, the heavier molecules with U_{238} increase in concentration towards the cylinder's outer edge. There is a corresponding increase in the concentration of U_{235} molecules near the centre. These concentration changes are enhanced by inducing gas to circulate axially within the cylinder. The enriched gas forms part of the feed for the next stages while the depleted UF_6 gas goes back to the previous stage. Eventually enriched and depleted uranium are drawn from the cascade at the desired assays.

Although the capacity of a single centrifuge is much smaller than that of a single diffusion stage, its capability to separate isotopes is much greater. Centrifuge stages normally consist of a large number of centrifuges in parallel. Such stages are then arranged in cascade similarly to those for diffusion. In the centrifuge process however, the number of stages may be only 10 to 20 instead of a thousand or more for diffusion.

The trend in the enrichment industry is to retire obsolete diffusion plants. As set out in the September 2006 Nuclear Issues Briefing Paper 33 prepared by the Uranium Information Centre, it is estimated that centrifuge enrichment plants will account for approximately 65% of uranium enrichment in 2007 and 96% by 2017.

After Enrichment

The enriched uranium is finally converted by a fabricator and made into fuel pellets (ultimately a sintered ceramic), which are encased in metal tubes to form fuel rods, typically up to four metres in length. A number of fuel rods compose a fuel assembly that is loaded into the nuclear reactor.

The complete cycle from exploration for uranium to production of electricity is referred to as the front-end of the nuclear fuel cycle.

Electricity Demand

Most of the reactors used for electric power production are LWRs compared to the HWRs.

LWRs use ordinary water as the moderator, the cooling agent and the means by which heat is removed to produce steam for turning the turbines of the electric generators. The two varieties of the LWR are the pressurized water reactor and boiling water reactor.

HWRs use heavy water as the moderator in their reactors. Since the deuterium in heavy water is slightly more effective in slowing down the neutrons from the fission reactions, the uranium fuel needs no enrichment and can be used as mined. The Canadian style HWR reactors are commonly called CANDU reactors.

The demand for uranium is directly proportional to the level of electricity generated by nuclear power plants, which in turn is driven by the future growth in global consumption of electricity. According to the EIA's International Energy Outlook 2006 (base case), world net energy consumption will more than double before 2030, from 14,781 billion kilowatt hours in 2003, to 21,699 billion kilowatt hours in 2015, and 30,116 billion kilowatt hours in 2030. Most of the growth in electricity demand is expected to occur in the non-OECD nations, where electricity use is expected to increase on average by 3.9% per year from 2003 to 2030, as compared with 1.5% per year in the OECD nations. This represents a combined growth rate in net energy consumption of 2.7% over the same period. According to the EIA, for all the non-OECD regions combined, economic activity, as measured by gross domestic product ("**GDP**") in purchasing power parity terms, is anticipated to expand by 5.0% per year on average, as compared with an average of 2.6% per year for the OECD economies.

Uranium Demand

With power generation as the most common commercial use of uranium, nuclear power plants are predominantly responsible for the world demand of uranium resources. According to the WNA, as of May 2008, there were a total of 439 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 371,989 megawatts of electricity per year. As reported by the WNA, these commercial nuclear plants currently supply approximately 16% of the world's electricity production. Another 36 commercial nuclear power plants (representing 29,958 megawatts of electricity) are under construction, with a further 93 (101,395 megawatts) planned and 218 (192,975 megawatts) proposed. New construction is presently centered in Asia, principally in China and India. Planned and proposed plants are centered primarily in China, India, Russia, South Africa, and the United States for which more than 65,000 tonnes of uranium would be required. The WNA (base case) projects that reactor-related demand will increase by more than 65% by 2030, up to 110,776 tonnes of required uranium.

Apart from the increased consumption of electricity, demand for uranium power may also be escalated by the inherent nature of the fuel in comparison to other sources. For example, the abundance of naturally occurring uranium offers security of supply in comparison to energy sources such as oil and gas, which can be vulnerable to interruption of deliveries. There has been growing concern about the increasing concentration in the atmosphere of greenhouse gases such as carbon dioxide, which, it is believed, has resulted in a heating of the earth's atmosphere. The WNA estimates that without nuclear power today, carbon dioxide emissions from the energy sector would be 20% higher. In addition, countries like the United States, through its recent National Energy Bill, and the United Kingdom have begun to acknowledge that nuclear energy may become a growing source of each country's energy supply in the future, constituting a significant change in policy from prior years.

Demand for uranium power will also be affected by the economics of production in comparison to other fuel sources. The costs of electricity production are usually broken down into three major categories: investment, operation and maintenance, and fuel. Fuel costs include costs related to the fuel cycle, including purchasing, converting, and enriching uranium, fabrication, reprocessing, disposal of spent fuel, and transport. According to the OECD Nuclear Energy Agency, fuel costs make up only about 20% of the costs of nuclear-generated electricity, making it relatively insensitive to fuel price fluctuations in contrast to the cost structure of fossil fuel-generated electricity. In addition, in comparison to wind, gas, combined heat power, and coal, nuclear power generation is, on average, the least expensive method of electricity production.

Uranium Supply

To satisfy increasing demand, uranium is supplied from both primary production (the mining of uranium ores) and secondary sources such as the drawdown of excess inventories, and uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. According to the WNA, after a decade of falling mine production ending in 1993, primary production has been on the rise and now comprises 60% of the supply made available for nuclear power generation.

According to the WNA, the uranium primary production industry is projected to undergo a significant expansion during the next 10 years as existing production projects are expanded and new production centres are brought online. Later, closure of existing mines due to resource depletion is expected to result in a levelling and downward trend in production capability. The WNA projects that global primary production will peak in 2015 at 71,512 tonnes of uranium per year, before declining to 70,474 tonnes per year by 2019.

Supply Versus Demand

Since 1990, global uranium demand has exceeded global uranium supply provided by primary production (mining). The deficit between demand and supply has typically been filled by the supply of uranium from secondary sources. However, as this finite stockpile becomes used up, there is increasing pressure on primary production to meet total demand. According to the OECD, secondary sources of uranium are expected to fall short of meeting the deficit requirement by 2016.

According to the WNA, in 2005, primary production of uranium from all reported existing and committed production centres satisfied only 64% of demand. Based on WNA base case forecasts, production supply in 2030 will still satisfy only 64% of demand. However, as discussed in the OECD Red Book, the decline in secondary supply will mean that a substantial global uranium deficit will result beginning in 2016, which must be met either by expanding existing production centres or opening and developing new projects.

Uranium Prices and Contracts

According to industry sources, from relative highs of more than $40.00/lb in the late 1970s, U_3O_8 spot prices dipped dramatically reaching a low of $7.10/lb at the end of 2000. Since then, price levels have more than recovered, surpassing the previous historical high to reach $95.00/lb by March 31, 2007. The spot price for U_3O_8 was $135/lb as at June 4, 2007. The price has decreased from June 2007 to $57/lb on June 23, 2008, with continued light trading on the spot market, while the term market has stayed between $90/lb and $95/lb. There is currently an exchange-traded commodity market for uranium that is still developing with light trading volumes. Utilities typically purchase uranium pursuant to contracts with producers on either a medium (less than five years) or long-term (greater than five years) basis, with delivery of the uranium generally commencing two to three years after the date of the contract. Pricing formulas are complicated and generally remain confidential and undisclosed to the public. However, contracts may specify a base price, such as the uranium spot price, and rules for escalation. In base-escalated contracts, the buyer and seller agree on a base price that escalates over time on the basis of an agreed-upon formula, which may take economic indices, such as GDP or inflation factors, into consideration. Uranium purchase contracts will also set out the specifications applicable to the product subject to the contract.

Utilities may also purchase uranium through spot and near-term purchases from traders as well as producers. Spot market buying usually calls for delivery within one year rather than multiple year delivery dates. In this regard, traders generally purchase uranium through organizations, such as utilities, that hold excess inventory. The emergence of hedge funds trading in uranium is a recent feature and impacts on the volatility of the price masking the supply and demand pressure.

It is important to understand the way in which utilities with nuclear power plants buy their fuel. Instead of buying fuel bundles from the fabricator, the usual approach is for utilities to enter into contracts with various suppliers at each stage of the uranium processing stages. Utilities may purchase a combination of U_3O_8, UF_6, enriched uranium and fabricated fuel pellets. Sellers consist of suppliers at each of the four stages of uranium processing as well as brokers and traders. Depending on the stage at which the uranium product is purchased, the purchasing utility will be responsible for any remaining processing of the uranium required in order to generate the appropriate fuel for its nuclear plant. Although uranium prices have increased considerably during the last few years, many uranium producers are still parties to legacy contracts with purchases at lower historical prices.

Competitive Conditions

International uranium and gold industries are highly competitive. There is no guarantee that First Uranium will be able to compete successfully with other mining companies, particularly the larger seasoned mining companies. Futhermore, the Corporation cannot assure that it will be able to compete successfully with its competitors in developing or acquiring uranium or gold projects or in attracting and retaining skilled and experienced employees.

First Uranium intends to market its uranium in a number of potential markets in direct competition with supplies available from a relatively small number of mining companies, from excess inventories, including inventories made available from the decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from the Russian Federation is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any future agreements, governmental policies or trade restrictions are beyond the control of First Uranium and may affect the supply of uranium available to the market.

In addition, there is a limited supply of mining rights and desirable mining prospects available in the areas where First Uranium's current projects are situated. Many participants are engaged in the mining business, including large, established mining companies with substantial financial resources, operational capabilities and long earnings records. First Uranium may be at a competitive disadvantage in acquiring mining rights as many of its competitors have greater financial resources, larger technical staffs and may have better BEE credentials. Accordingly, there can be no assurance that First Uranium will be able to compete successfully with others in acquiring new prospecting and mining rights.

Environmental Protection

The current and future operations of the Corporation, including development activities on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. The Corporation is in compliance in all material respects with applicable environmental protection requirements. Satisfying these requirements has not had a material effect on the capital expenditures, earnings or competitive position of the Corporation in the current financial year.

Employees

As at June 24, 2008, the Corporation had approximately 2,550 employees and contract employees.

Foreign Operations

The Corporation's principal assets are located outside of Canada in South Africa. A general summary of the South African legal and regulatory environment in which the Corporation operates is set out below in the section entitled "South Africa".

Social Policies

First Uranium is subject to a number of South African statutes aimed at promoting the accelerated integration of historically disadvantaged South Africans ("**HDSAs**"), including the Mineral and Petroleum Resources Development Act, 2002 ("**MPRDA**"), the Broad-Based Black Economic Empowerment Act, 2003 and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the "**Mining Charter**"). The scorecard of the Mining Charter requires that mining right applicants demonstrate their compliance with broad based socio-economic empowerment of the mining industry by requiring a commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. As detailed elsewhere in this Annual Information Form under "South Africa", compliance with the above statutes is therefore critical to having mining applications, including those in respect of conversions, prospecting rights and mining rights, approved. First Uranium has a BEE strategy for remaining in compliance with the various BEE-related regulations by means of a combination of HDSA ownership (directly at the First Uranium level and indirectly at the Simmer & Jack level) and by satisfying the other components of the HDSA scorecard, including human resources development, employment equity, procurement and community and rural development.

Risk Factors

The Corporation's operations and financial performance are subject to various risks, as summarized below. The following risks do not necessarily comprise all of the risks to which First Uranium is subject or will be subject.

Receipt of Necessary Mining Rights Cannot Be Guaranteed and Mining Rights and/or Ownership of Material Deposits Could Be Challenged

The Corporation does not have all mining rights and government approvals required to develop its proposed uranium and gold projects. The acquisition and retention of prospecting and mining rights is a detailed and time-consuming process. On December 8, 2006, the Ezulwini mining right was registered to Simmer & Jack. Subject to the continued compliance with the MPRDA, the Ezulwini mining rights will be valid for a period of 30 years. Simmer & Jack has applied for ministerial consent to the transfer of the Ezulwini mining right to EMC. Simmer & Jack and EMC (now a subsidiary of First Uranium) entered into the Ezulwini Mining Right Agreement concurrently with the closing of the Offering pursuant to which Simmer & Jack agreed to take all necessary steps to effect a transfer of the Ezulwini mining right to EMC as soon as possible, including obtaining all ministerial consent to any such transfer. The Corporation received regional DME approval on March 15, 2007 in respect of the transfer application and the application has since been forwarded to the DME's head office for ministerial approval. In March 2008, the DME advised Simmer & Jack that it had consented to the cession of the new order mining right for the Ezulwini Mine from Simmer & Jack to EMC. The Corporation expects that the transfer of the Ezulwini mining right will be completed in due course.

In addition, pursuant to the REL Purchase Agreement EMC has agreed to establish a new environmental trust fund for the rehabilitation of the mining area. At the effective date of the REL Purchase Agreement EMC provided a guarantee in respect of any amounts required to be contributed to the fund. If for any reason the Ezulwini mining right was not transferred and registered to EMC, EMC would remain obligated for funding the foregoing environmental trust despite being in the position of not having the necessary mining right to construct and operate the Ezulwini Mine. Furthermore, EMC intends to proceed with and to fund, to the extent permitted under South African laws, pre-construction development steps for the Ezulwini Mine prior to its receipt of the Ezulwini mining right from Simmer & Jack. It may not be possible for EMC to recover the funds expended on such pre-construction work in the event that it does not eventually obtain the rights that it requires in order to proceed with the construction and operation of the Ezulwini Mine.

BGM currently holds an old order mining right in respect of mining gold at the BGM Underground Mine but not for the mining of the gold and uranium in the tailings dams at Buffelsfontein. On June 4, 2007, the DME granted to

BGM a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dams, subject to certain conditions which BGM expects to satisfy in due course. BGM has also filed with the DME an application to convert its old order mining right for Buffelsfontein into a new order mining right (BGM's old order mining right would have expired if application to convert it to a new order right was not made by April 30, 2009). If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "**Buffelsfontein Conversion Application**") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the Buffelsfontein Tailings Mining Right in respect of the mining of the gold, uranium and other minerals in the MWS Tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to MWS, a subsidiary of the Corporation. While the Corporation currently anticipates that the DME's review of the Buffelsfontein Conversion Application will be completed there is no guarantee that the Buffelsfontein Conversion Application will be approved in full or in part by the DME or that MWS will receive the necessary mining rights to develop the MWS Project in the near future. Failure to obtain such consent would have a material adverse effect on First Uranium's business, financial condition, results of operations and prospects.

FUSA and/or MWS will be required to seek servitudes and/or acquire certain rights from third parties in connection with the development and operation of the MWS Project. There can be no assurance that FUSA and/or MWS will be successful in negotiating or acquiring all such necessary servitudes and/or other rights from third parties. The failure to obtain such additional rights could have a material adverse effect on First Uranium's business, operations and financial condition.

First Uranium will apply for the Minister of Minerals and Energy's consent to acquire from Simmer & Jack prospecting and mining rights. A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering such applications. The factors taken into consideration include the applicant's access to financial resources, the applicant's technical ability to conduct the proposed mining operation optimally, the mining must not result in unacceptable pollution, ecological degradation or damage to the environment, the applicant must provide financially and otherwise for a prescribed social and labour plan, the applicant must have the ability to comply with the relevant provisions of the MHS Act and the granting of the application must substantially and meaningfully expand opportunities for HDSAs, (including women) to enter the mineral and petroleum industry and to benefit from the exploitation of the nation's minerals and petroleum resources and promote employment and advance the social and economic welfare of all South Africans. In addition, mining rights may be disputed or challenged by third parties.

Failure to comply with the MPRDA, or failure to secure the conversion of the old order rights, would materially delay, restrict or permanently stop First Uranium from proceeding with its exploration activities or any project development or future mining operations. A failure by Simmer & Jack to comply with a SARB Control Condition or to maintain a specified shareholding in First Uranium pursuant to the Maintenance Agreement or a change in Simmer & Jack's BEE status could also result in a loss of mining and/or prospecting rights or licenses of First Uranium.

The DME's office is tasked with the implementation and application of the Mining Charter under the MPRDA. First Uranium believes that by virtue of the ownership interest that Simmer & Jack holds in it and Simmer & Jack's BEE status, it and its South African subsidiaries will be in compliance with the Mining Charter and the BEE participation requirements. While First Uranium has a BEE strategy, no assurance can be given that First Uranium and its South African subsidiaries are able to continue to meet the objectives of the Mining Charter going forward, including the 26% HDSA ownership objective. Furthermore, no assurance can be given that the extent and composition of Simmer & Jack's BEE partners will not change from time to time.

While First Uranium has taken reasonable measures to investigate ownership of the material deposits that it has acquired or will acquire from Simmer & Jack, including the tailings dams, and is satisfied with the results of its investigations, there is no guarantee that ownership of any of these deposits will not be challenged in the future. An impairment to or defect in First Uranium's ownership of any material mineral deposits, including any tailings dams, could impede First Uranium's ability to secure material mining rights required for its projects and could have a material adverse effect on First Uranium's business, financial condition, results of operations or prospects. In addition to the above, South African laws provide that the transfer of assets to a purchaser will be void as against the vendor's creditors for a period of six months after such transfer and void against the estate of the vendor if the vendor is sequestrated at any time during the aforesaid six month period.

Economic Analysis is Based, in Part, on Inferred Resources

The economic analysis contained in the Ezulwini Technical Report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which such economic analysis is based, will be realized.

The Development of any of First Uranium's Mining Projects into Commercially Viable Mines Cannot be Assured

The development of any of First Uranium's mining projects into commercially viable mines cannot be assured. Estimates of mineral resources and mineral reserves are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques and technical report studies. This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that the actual capital cost, operating costs and economic returns of any proposed mine may differ from those estimated and such differences could have a material adverse effect on First Uranium's business, financial condition, results of operations and prospects. There can be no assurance that First Uranium will be able to complete development of either of the Ezulwini Mine or MWS Project at all or on time or on budget due to, among other things, and in addition to those factors described above, changes in the economics of the mining projects, delays in receiving required consents, permits and licenses (including mining rights), the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support First Uranium's operations. Should any of these events occur, it would have a material adverse effect on First Uranium's business, financial condition, results of operations and prospects.

In general, development projects have little or no operating history upon which to base estimates of future cash operating costs. For development projects such as the Ezulwini Mine and the MWS Project, estimates of resources are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques. This information is used to calculate estimates of the capital cost, cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of orebodies, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. Furthermore, the base case financial models for the Ezulwini Mine and the MWS Project do not include estimates for taxes, interest and royalties. These costs could be significant and will have a direct impact on the economic evaluation of the projects. As a result, it is possible that the actual capital cost, cash operating costs and economic returns of the Ezulwini Mine and the MWS Project may differ from those currently estimated and such differences could have a material adverse effect on First Uranium's business, financial condition and prospects.

There can be no assurance that First Uranium will be able to complete the planned development of the Ezulwini Mine and MWS Project on time or to budget due to, among other things, delays in receiving required rights, consents, permits, licenses and registrations, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support First Uranium's operations. Any failure to meet development targets or other operational delays or inadequacies could have a material adverse effect on First Uranium's business, financial condition and prospects.

Power Supply

Since the beginning of 2008 regular power outages have beset South Africa, causing disruption in business activities. Coal-fed power stations are running low on fuel and several power-generating facilities are down for maintenance. No new power-generating facilities are expected to start up in South Africa until 2012. Eskom's primary response to these power deficiencies was to ask that its customers conserve energy and/or to restrict the amount of power supplied to them. On January 25, 2008, Eskom advised that continuity of electric power supply could not be guaranteed. Specific warnings were communicated to South African mining companies, including the Corporation, which were specifically asked by Eskom to reduce power consumption to 80% of load requirements.

Although this was subsequently increased to 90%, Eskom also informed mining companies that this authorization could be withdrawn at a later date, as electrical power supply remains tight. While the Corporation has announced plans to generate a portion of its future electrical power requirements at the Ezulwini Mine and the MWS Project, and while Eskom subsequently notified the Corporation that Eskom will be able to increase its supply of power to the Ezulwini Mine, there can be no assurance that the Corporation's South African projects will not be negatively impacted by the power supply situation on either an operating or cost basis.

Fuel Costs and Supply

Rising costs of fuel impact of the costs of running the plants and the transportation of labour and materials to the sites and eventually the costs of moving rock from the underground mine and the metals that are to be produced at both projects. Higher costs of other fuels have increased the demand for uranium offsetting the negative impact of the increase in costs of these fuels in the Corporation's operations.

As a result of the Corporation's decision to install diesel-powered generators, it will be exposed to changes in the availability and price of diesel fuel.

Acid Costs and Supply

The reduced availability of electrical power in South Africa has caused cutbacks in the operation of smelters and other facilities that produce sulphuric acid as a by-product. The reduced supply of acid, increases in the cost of elemental sulphur (which is used to produce acid) and increased demand for acid in the base metal sector and for fertilizer production have led to rapidly increasing acid prices globally.

Construction Costs

The development of the Ezulwini Mine and the expansion of the MWS Project will require significant amounts of steel, concrete and construction tradespeople. With the vast amount of construction underway in South Africa, materials and construction tradespeople are difficult to acquire and retain, particularly in light of the upcoming World Cup of soccer in South Africa in 2010, and the demand for new mines and plants around the world, which has been driven by high metal prices. A shortage of steel and/or an increase in the price of available steel could cause a delay and/or increased capital costs in the development and/or expansion of the Corporation's South African projects.

Labour Instability

Workers at various South African mining operations have been demanding, through their unions, higher compensation as a result of increased revenues in the mining sector being driven by heightened mineral prices. Strikes have been threatened during some negotiations with unions. Any such labour instability could negatively impact the Corporation's development and production plans.

Securing Permitting for Tailings Deposition Area

The success of the MWS Project is, in part, dependent on the permitting of sufficient tailings deposition areas. While one such deposition area was acquired in June 2007, the Corporation requires permitting for one additional deposition area in the next two to three years. Failure to acquire permitting for such an area on schedule could delay production of uranium and gold at the MWS Project.

Uncertain Nature of Mining

The Corporation's business is subject to a number of risks and hazards, including environmental hazards; industrial accidents; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, earthquakes, seismicity, underground floods, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technological failure of mining methods. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of the Corporation, personal injury or death, environmental damage, delays in or interruption of the development of the Ezulwini Mine and MWS Project, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Corporation's future cash flows, earnings, results of operations and financial condition.

In addition, the shaft pillar extraction (at the Ezulwini Mine, for example) relies on the ability of a company to manage the rock stress around the shaft and to engineer the shaft infrastructure to cope with deformations. There can be no assurance that First Uranium will be successful in managing such shaft pillar challenges.

While the Corporation may obtain insurance against certain risks, the nature of these risks is such that liability could exceed policy limits or could be excluded from coverage. There are also risks against which the Corporation cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Corporation and potentially its financial liability.

Government Regulations May Have an Adverse Effect on First Uranium's Development Projects and Future Mining Operations

Government regulations may have an adverse affect on First Uranium's exploration activities, development projects and future mining operations. Prospecting is regulated by the MPRDA. First Uranium's exploration activities, development projects and future mining operations are subject to the MPRDA and the MHS Act.

Every application for a prospecting right must demonstrate that:

- the applicant has access to financial resources and the technical ability to conduct the proposed prospecting operation optimally in accordance with the prospecting work programme;
- the estimated expenditures are compatible with the proposed prospecting operation and duration of the prospecting work programme;
- the prospecting will not result in unacceptable pollution, ecological degradation or damage to the environment; and
- the applicant has the ability to comply with the relevant provisions of the MHS Act.

The obtaining of prospecting and mining rights or licenses can be complex and time consuming and First Uranium cannot assure whether any necessary rights and licenses will be obtainable on acceptable terms, in a timely manner or at all. It is not possible to guarantee compliance with BEE legislation required under the MPRDA or the Mining Charter as described elsewhere in this Annual Information Form. The costs and delays associated with obtaining necessary permits and complying with the permits and applicable laws and regulations could stop, delay or restrict First Uranium from proceeding with exploration activities or with development of future mining operations. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruptions or restriction of exploration activities, development of mining operations, or fines, penalties or other liabilities, or prevent the grant of or result in the revocation of prospecting and/or mining rights already granted.

Future prospecting operations will be subject to the MPRDA. In the event of prospecting operations revealing an economically exploitable resource the holder of the prospecting right has an exclusive right to apply for and be granted a mining right in respect of the mineral and prospecting area in question, subject to an application in terms of the MPRDA and compliance with MPRDA. The application for a prospecting permit and a mining right is a detailed and time consuming process. Title to, and the area of, prospecting and mining rights may be disputed or challenged.

Failure to Comply With BEE Requirements Could Jeopardize First Uranium's Ability to Obtain and Retain Mining and Prospecting Rights

Each of First Uranium's Ezulwini Mine and MWS Project must remain compliant with the Mining Charter and the BEE participation requirements. However, no assurance can be given that First Uranium and its South African subsidiaries will be able to meet the objectives of the Mining Charter going forward, including the 26% HDSA ownership objective. Furthermore, no assurance can be given that Simmer & Jack (with its BEE credentials) will remain a significant shareholder of First Uranium or maintain its BEE credentials indefinitely or that the extent of

Simmer & Jack's BEE shareholdings will not decrease in the future. Any failure by First Uranium or its relevant South African subsidiaries to satisfy the BEE requirements of the Mining Charter and MPRDA could jeopardize the acquisition of the Ezulwini mining right and the subdivision and transfer of the Buffelsfontein Tailings Mining Right as well as the ongoing right to the Ezulwini Mine and the MWS Project and impede First Uranium's ability to acquire, develop or maintain any additional mining rights or properties. There is also no guarantee that the interests of First Uranium will be wholly aligned with the interests of its (direct or indirect) BEE shareholders. Any misalignment of such interests could create uncertainty for First Uranium or impede First Uranium's ability to comply with BEE requirements and/or continue its development initiatives in South Africa.

Mining Development Projects and Mineral Exploration May not be Successful and are Highly Speculative in Nature

Mining development projects and mineral exploration are highly speculative in nature and there is no guarantee of success. First Uranium's mining development and exploration initiatives in South Africa involve many risks and success is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration and development capital. First Uranium cannot give any assurance that the Ezulwini Mine and the MWS Project will reach production stage or that it will be able to discover or acquire any other economic mining rights or mineral resources.

First Uranium May Require Additional Capital in the Future and No Assurance can be given that such Capital will be Available on Terms Acceptable to First Uranium or at All

First Uranium intends to use its working capital to finance the development of its proposed Ezulwini Mine and MWS Project. First Uranium may also have further capital requirements to the extent it decides to expand its current development plans for the Ezulwini Mine and MWS Project, acquire additional mining rights or develop additional mining projects, or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. In addition, First Uranium may incur major unanticipated liabilities or expenses. There can be no assurance that First Uranium will be able to obtain necessary financing in a timely manner, on acceptable terms or at all. Where First Uranium issues common shares in the future, such issuance will result in the then existing shareholders of First Uranium sustaining dilution to their relative proportion of the equity in First Uranium.

Economic Extraction of Minerals from Identified Gold and Uranium Deposits may not be Viable

Whether a gold or uranium deposit will be commercially viable depends on a number of factors, including the particular attributes of a deposit, such as its size and grade; prevailing commodity prices; costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of commodities and environmental protection. The effect of these factors cannot be accurately predicted but any combination of these factors may result in the Corporation not receiving an adequate return on its invested capital, if any, and/or may result in the Corporation being unable to develop one or more of the Ezulwini Mine and MWS Project.

Control by Principal Shareholder

As at June 24, 2008, Simmer & Jack owned 81,773,023 common shares of the Corporation, representing 62.3% of the Corporation's issued and outstanding common shares (assuming the inclusion of the 5 million shares of the Corporation that were transferred to Investec Bank Limited ("**Investec**") pursuant to security lending agreements). As such, Simmer & Jack is capable of materially influencing the approval or rejection of any matter submitted to the shareholders of First Uranium for approval and will be capable of electing all of First Uranium's directors. In addition, by virtue of its shareholdings, Simmer & Jack will be able to preclude any take-over or proxy contest. At this time the Board is comprised of eight directors, six of whom do not currently hold positions with Simmer & Jack.

Pursuant to the requirements of SARB, Simmer & Jack is required to hold not less than 50% plus 1 of the issued and outstanding common shares of the Corporation (a "**Controlling Interest**"). In order for Simmer & Jack to sell any common shares of the Corporation that would have the effect of putting Simmer & Jack in the position that it held less than a Controlling Interest, Simmer & Jack would be required to first obtain approval of the South African

Minister of Finance in order to avoid triggering the SARB requirement for Simmer & Jack to sell all of the common shares. Any sale of common shares by First Uranium could have a negative impact on First Uranium's BEE credentials and exert a dampening effect on the market price of First Uranium's common shares. In addition, the requirement that Simmer & Jack maintain a Controlling Interest in the Corporation could reduce or impede its ability to raise additional required funds in the future in circumstances where Simmer & Jack is unable to exercise its Maintenance Right under the Maintenance Agreement to participate in such an offering. The Corporation could be forced to seek more expensive or less attractive types of non-equity financings, or may be prevented from carrying out any financing initiatives, in order to avoid a dilution in Simmer & Jack's shareholding in the Corporation.

Dilution

First Uranium may require additional funds to fund its exploration and development programs and potential acquisitions. If First Uranium raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of First Uranium's shareholders. Sales of substantial amounts of common shares of the Corporation, or the availability of common shares for sale, could adversely affect the prevailing market prices for common shares. A decline in the market prices of common shares could impair the Corporation's ability to raise additional capital through the sale of securities should it desire to do so.

Volatility and Sensitivity to Uranium and Gold Prices

First Uranium's future revenues will be directly related to the world market prices of uranium and gold as its revenues will be derived primarily from gold and uranium mining, assuming that First Uranium is able to develop one or more of the Ezulwini Mine and MWS Project.

Uranium and gold prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors beyond First Uranium's control. Factors tending to affect the price of uranium include, among others, the demand for nuclear power; political and economic conditions in uranium producing and consuming countries such as Canada, the US, Russia and other republics of the Commonwealth Independent States ("**CIS**"); reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and other republics of the CIS, Africa and Australia. The factors that may affect the price of gold include industry factors such as: industrial and jewellery demand; the level of demand for gold as an investment; sales and purchases of gold; speculative trading; and costs of and level of global gold production by producers of gold. Uranium and gold prices may also be affected by macroeconomic factors, including: expectations of future rate of inflation; the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold and uranium is generally quoted); other currencies; interest rates; and global or regional, political or economic uncertainties.

If, after the commencement of commercial production, uranium and/or gold prices fall below the costs of production at First Uranium's mines for a sustained period, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and First Uranium's financial position. A decline in uranium and/or gold prices may also require First Uranium to write down its mineral reserves and mineral resources, which would have a material adverse effect on its earnings and profitability. First Uranium's future profitability may be materially and adversely affected by the effectiveness of any hedging strategy. While First Uranium currently does not hedge or forward sell any of its future gold and uranium production, should circumstances in future so warrant (including to obtain debt financing), First Uranium may hedge, or forward sell, future production.

First Uranium's Mineral Resources and Mineral Reserves are Estimates Only

There is no certainty that the mineral resources or mineral reserves attributable to First Uranium will be realized. The figures presented for mineral resources in this Annual Information Form are only estimates. Until a deposit is actually mined and processed, the quantity of mineral resources or mineral reserves and grades must be considered as estimates only. In addition, the quantity of mineral resources and mineral reserves will depend upon among other things metal prices and currency exchange rates. Any material change in quantity of mineral resources or mineral reserves or grade, may affect the economic viability of First Uranium's future mines and/or the ability to develop the

Ezulwini Mine and MWS Project. Any material reductions in the estimates of mineral resources or mineral reserves, or, if operations commence, First Uranium's ability to extract the ore, could have a material adverse affect on First Uranium's future results of operation and financial condition.

Currency Fluctuations May Affect First Uranium's Margins

Currency fluctuations may affect First Uranium's margins. Gold and uranium are sold throughout the world based principally on a US dollar price and First Uranium's financing activities have been principally conducted in Canadian dollars and South African Rand. However, a majority of First Uranium's expenses are and will continue to be incurred in South African Rand. The appreciation of the South African Rand against the United States dollar would increase First Uranium's development and production costs which are expected to be incurred principally in South African Rand. This would, in turn, materially and adversely affect First Uranium's margins and profitability, results of operations and financial condition, and may limit First Uranium's ability to carry on its development and production activities or any exploration activities.

Operations in Southern Africa are subject to Risks including Higher HIV Rates than those Prevailing in North American and European Jurisdictions

First Uranium's mining projects are located in South Africa and as a result are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could affect First Uranium's project development and the viability of its operations as well as future profitability which, in turn, could have an effect on First Uranium's future cash flows, earnings, results of operations and financial condition. Risks may include, among others, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other nongovernmental organizations or changes in the political attitude towards mining, limitations on foreign ownership, limitations on the repatriation of earnings, infrastructure limitations and increased financing costs. HIV is prevalent in Southern Africa. Employees of First Uranium may have or could contract this potentially deadly virus. The prevalence of HIV could cause substantial lost employee man-hours and may make finding skilled labour more difficult. The above risks may limit or disrupt First Uranium's business activities.

First Uranium's Development Activities and any Future Mining Operations or Exploration Activities are, and Will be, Subject to Operational Risks and Hazards Inherent to the Mining Industry

First Uranium's development activities and any future mining operations or exploration activities are and will be, subject to risks and hazards inherent in the mining industry, including but not limited to, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions. Should any of these risks and hazards affect any of First Uranium's exploration activities or future mining operations, it may cause the cost of exploration or production to increase to a point where it would no longer be economic to carry out these activities which would have a material and adverse effect on the financial condition, results of operation, and cash flows of First Uranium.

Competition from Other Energy Sources and Public Perception and Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear power generation, which may have a material adverse effect on First Uranium.

First Uranium Has Never Been Profitable and there Can be No Assurance that First Uranium Will be Profitable

First Uranium has only a limited operating history. Although First Uranium's human resources are being re-constituted to accommodate the possibility of commercial scale future mining operations, First Uranium cannot give assurance that it will be able to successfully run a mining operation should it develop one or more of the Ezulwini Mine and MWS Project into a commercial scale producing mine. First Uranium expects to sustain losses in the future. There can be no guarantee that First Uranium will ever be profitable.

First Uranium's Insurance Coverage Does Not Cover all of its Potential Losses, Liabilities and Damage Related to its Business and Certain Risks are Uninsured or Uninsurable

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, and monetary losses and possible legal liability. While First Uranium and Simmer & Jack maintains insurance in respect of the Ezulwini Mine and MWS Project against risks in the operation of its business that they believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage and First Uranium's insurance may not cover all potential risks associated with a mining company's operations. First Uranium does not have insurance to cover sovereign risk, or consequent loss of income or consequential damages which may arise from future operations. As well, First Uranium's insurance will not cover, among other things, theft, fire, wilful damage, sabotage or political risk. No coverage is carried for environmental liabilities.

First Uranium's Current and Proposed Exploration and Mining Activities are Situated Entirely in a Single Country

First Uranium is currently conducting its exploration and development activities entirely in South Africa. First Uranium believes that the Government of South Africa supports the development of natural resources. There is no assurance that future political and economic conditions in South Africa will not result in the Government of South Africa adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, land tenure and mineral concessions, taxation, royalties, rates of exchange, environmental protection, labour relations, repatriation of income and return of capital, which may affect both First Uranium's ability to undertake exploration and development activities in respect of future properties as well as its ability to continue to explore and develop those properties in respect of which it has obtained mineral exploration rights to date.

Reliance on Senior Management and Technical Team and Outside Contractors

The success of the operations and activities of First Uranium is dependent to a significant extent on the efforts and abilities of its senior management and technical team and outside contractors. Investors must be willing to rely to a significant extent on management's discretion and judgment, as well as the expertise and competence of its technical staff and outside contractors. First Uranium does not have in place formal programs for succession of management and training of management. However, the mandate of the Human Resources and Compensation Committee, comprised entirely of independent directors of the Board, includes responsibility for succession planning for key employees. The loss of one or more of these key employees or contractors, if not replaced, could adversely affect First Uranium's profitability, results of operations and financial condition. At this time, First Uranium does not carry any "key man" insurance.

Conflicts of Interest

Certain directors and officers of First Uranium are directors, officers or shareholders of other natural resource companies, including Simmer & Jack, and to the extent that such other companies may participate in ventures with First Uranium, the directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. With respect to Simmer & Jack, the Corporation and Simmer & Jack entered into the Corporate Opportunity Agreement to minimize conflicts with respect to the pursuit of new projects. At this time the Board is comprised of eight directors, six of whom do not currently hold positions with Simmer & Jack.

MINING PROJECTS

For an explanation of certain of the technical terms used in this Annual Information Form, please see the "Technical Glossary" attached as Appendix "B".

First Uranium's mining assets comprise the Ezulwini Mine and the MWS Project. Unless otherwise stated, the information in this section in respect of these projects of an economic, scientific or technical nature is based upon: (i) the technical report entitled "Technical Report — The Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" dated June 5, 2008 (the "**Ezulwini Technical Report**") prepared by Wayne W. Valliant and R. Dennis Bergen of Scott Wilson Roscoe Postle Associates Inc. ("**Scott Wilson RPA**"); and (ii) the technical report entitled "Technical Report on the Mine Waste Solutions ("MWS") Tailings Recovery Project located near Stilfontein, North West Province, Republic of South Africa" dated March 31, 2008 (the "**MWS Technical Report**" and together with the Ezulwini Technical Report, the "**Technical Reports**") prepared by Charles Muller, Daan V. Heerden, Johan Odendaal and Heidi Sternberg of Minxcon (Pty) Ltd. ("**Minxcon**"). Each of the authors of the Technical Reports is a "qualified person" for purposes of NI 43-101. Each of Scott Wilson RPA and Minxcon is independent of the Corporation, as are each of the authors of the Technical Reports within the meaning of NI 43-101.

The Technical Reports have been filed with the Canadian securities regulatory authorities pursuant to National Instrument 43-101 and are available for review on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") database on the Internet at www.sedar.com.

Ezulwini Technical Report

Overview

The Ezulwini Mine involves the re-commissioning of an underground uranium and gold mining operation located approximately 40 km from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa. Re-commissioning activities involving the refurbishment of the shaft and construction of the gold and uranium plants began in December 2006 subsequent to the successful completion of the Offering. Prior to re-commissioning, the mine was on a care and maintenance programme which was initiated in 2001. The mine was constructed in the 1960s and reached production of 200,000 tonnes per month in the same decade. In 2001, mine production at Ezulwini was suspended primarily as a result of capital constraints compounded by a weak gold and uranium market environment. The geology of the Ezulwini property includes a number of reef packages, with the Upper Elsburg and Middle Elsburg reefs being the primary focus of First Uranium's mine reopening plans. First Uranium's plans for the development of the Ezulwini Mine include the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.

The Ezulwini Mine is an underground mine previously operated by Harmony Gold Mining Company Limited ("**Harmony**"). EMC acquired certain surface and underground assets relating to the former operation of the Ezulwini Mine pursuant to the REL Purchase Agreement, including: (i) gold resources in the Ezulwini shaft pillar within the Upper Elsburg formation; gold resources within the Upper Elsburg formation beyond the shaft pillar; and gold and uranium resources within the Middle Elsburg formation. All of these resources are within the Witwatersrand Basin and have been mined in the past; (ii) hoisting and ventilation shafts to surface including the associated facilities and underground shafts to access the resources; (iii) mine development to and within the resource areas; (iv) mine infrastructure, including the hoisting plants, mine dewatering system, compressed air system, and electrical power distribution system; (v) surface infrastructure including the compressor and power house, electrical power supply, offices, and shop buildings; (vi) engineering and geological records from the past operations; and (vii) gold and uranium processing plants which are currently under construction.

Conclusions and Recommendations

Scott Wilson RPA has set out a number of conclusions and recommendations in the Ezulwini Technical Report, including the following:

Conclusions

- The mineral resources, as presented, are estimated consistent with CIM guidelines.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.
- Previous production demonstrates there is good continuity on the Upper and Middle Elsburg Reefs. Therefore, there is good potential to upgrade the inferred mineral resources to measured and indicated resources with underground development.
- There is good exploration potential at depth in reefs that have not yet been exploited.
- Based upon the planning work to date and the assumptions in the Ezulwini Technical Report, the Ezulwini Mine has the potential to be reopened and to become a producing gold and uranium operation.
- For the base case and considering the Ezulwini Mine on a stand-alone basis, with Life of Mine ("**LOM**") capital costs of $213 million, operating costs of $70.31 per tonne and metal prices averaging $760.10/oz for gold and $53.09/lb for uranium concentrates, the Ezulwini Mine has an Internal Rate of Return ("**IRR**") of 278% and a Net Present Value ("**NPV**") at 8% of $690 million. The Ezulwini Mine would generate some 5.2 million ounces of gold and 16 million pounds of uranium (U_3O_8) in concentrates over a 17 year period.
- In the base case, the Total Cash Cost is $317 per ounce of gold including a credit of $165 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is $55 per ounce, for a Total Production Cost of $372 per ounce of gold. Average annual gold production during operations is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.
- The Ezulwini Mine economics are most sensitive to gold price, head grade, and metallurgical recovery, followed by exchange rates, operating costs, uranium price and capital costs.
- The planned production includes material from the measured and indicated resources, as well as inferred resources. There is no assurance that inferred resources will be upgraded to become measured and indicated resources or mineral reserves. The initial economic assessment only utilizes approximately 14% of the inferred mineral resource. Therefore, there is potential for further production beyond that used in this assessment.
- An alternative case using consensus economic assumptions (for metal prices and exchange rates) prepared for First Uranium was also considered. On a stand-alone basis and based upon LOM capital costs of $220 million, operating costs of $71.82 per tonne and metal prices averaging $739.38/oz for gold and $55.02/lb for uranium concentrates, the Ezulwini Mine has an IRR of 336% and an NPV at 8% of $667 million. The Ezulwini Mine would generate some 5.2 million ounces of gold and 16 million pounds of uranium (U_3O_8) in concentrates over a 17 year period.
- In the alternative case with First Uranium's consensus assumptions, the Total Cash Cost is $321 per ounce of gold including a credit of $171 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is $55 per ounce, for a Total Production Cost of $376 per ounce of gold. Average annual gold production during operations is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.
- The mine is located in a major historic gold and uranium production area and has a history of past gold and uranium production. The mine is located immediately adjacent to the South Deep Mine and the mines in this area have tremendous lateral extent along the reefs.
- There is the potential to expand the mine output through the potential utilization of the underutilized shafts in adjacent mines. There are also underutilized concentrators in the vicinity of the Ezulwini Mine.
- An increase in the uranium price could make it more economically feasible to increase production from the Middle Elsburg, decrease production from the Upper Elsburg, and increase the throughput of the uranium plant.
- Further improvements to the Ezulwini Mine economics may be realized through the sale of mine water to a local utility and the resultant reduction in mine pumping costs.

Recommendations

Scott Wilson RPA recommended that mine development activities continue and that more detailed planning for the development of the Ezulwini Mine be completed. The refinement of estimates to pre-feasibility study level and the upgrading of inferred resources were recommended so that a mineral reserve can be stated. Further, Scott Wilson

RPA recommended that First Uranium undertake an exploration program with the objective of upgrading additional resources beyond the planned project to evaluate the potential for further expansion.

Scott Wilson RPA recommended various items for consideration as part of a pre-feasibility study of the Ezulwini Mine, including:

- Compile underground sample data, diamond drilling data, and update geological model and mineral resource estimate.
- Review and update, if necessary, the mine production schedule based upon the revised resource estimates in the shaft pillar area.
- Continue the rehabilitation of the Upper Elsburg section of the Ezulwini Mine to facilitate further exploration and the conversion of inferred resources to measured and/or indicated mineral resources.
- Continue the rehabilitation of the Middle Elsburg section of the Ezulwini Mine to facilitate further verification of the database in that area and with the objective of converting inferred resources to measured and/or indicated resources.
- Reconcile historic gold and uranium production to that predicted by diamond drilling and channel sampling.
- Continue the construction of the gold and uranium processing plants.
- Proceed with the selection and procurement of alternative energy sources for the Ezulwini Mine to supplement the supply from Eskom, the national power supply company.
- Carry out more detailed work and explanation of the planned uranium recovery rate either through metallurgical testing or more detailed review of past production records.
- Prepare separate production schedules, with the measured plus indicated resources carried in a separate schedule, and a further economic analysis with the inferred resources added as well.
- Re-examine the Ezulwini Mine schedule and provide more detail to ensure that critical items are not missed.
- Provide a clear trail of the changes and factors from the resource estimate through to the Life of Mine plan for all areas including a discussion of the unpay factors and/or pillars that will be required at depth.
- Review the rock mechanics and seismic risk factors associated with the Middle Elsburg deposit to ensure that the mine plan is consistent with the rock mechanics design criteria.
- Review the mine production schedule with regard to the mine production profile to reduce dips in the output over time.
- Ensure that a detailed assessment of the planned production areas has been undertaken to provide evidence to support the assumption that future mine production will be similar to past production.
- Pursue the possible sale of water to a local utility to reduce the mine operating costs.

The cost of this recommended work is included in the cost estimates within the Preliminary Assessment in the Ezulwini Technical Report.

For further exploration beyond the current planned mining area, Scott Wilson RPA recommends that First Uranium continue with the surface exploration program currently underway.

Property, Description and Location

The Ezulwini Mine (as depicted in the map below) is located approximately 40 km from Johannesburg in the province of Gauteng in the western portion of the Witwatersrand basin of the Republic of South Africa. The Ezulwini property consists of approximately 3,718 ha.


Botswana
Namibia
Ezulwini Project
Pretoria
Nelspruit
Maputo
Johannesburg
Klerksdorp
Piet Retief
Harrismith
Richard's Bay
Upington
Kimberley
Bloemfontein
Pietermaritzburg
Springbok
South Africa
Durban
Port Shepstone
Colesburg
Middleburg
Umtata
N
Atlantic Ocean
Beaufort West
Vredenburg
East London
Indian Ocean
Capetown
George
Kynsna
Port Elizabeth
Gansbaai
kilometres

Land Tenure

The Ezulwini immovable property consists of some 3,718 ha on various portions of Farms Jachtfontein 344IQ, Modderfontein 345IQ, and Waterpan 292IQ. Pursuant to the terms of the REL Purchase Agreement it was agreed that registration of transfer of the immovable property to EMC would be effected by REL's attorneys as soon as reasonably possible after December 29, 2006. Certain portions of the immovable property ("**Undivided Portions**") cannot be transferred to and registered in the name of EMC until those portions of the immovable property have been subdivided. Therefore, under the terms of the REL Purchase Agreement, EMC will apply for permission to subdivide the Undivided Portions and they are currently attending to same. Registration of transfer of the Undivided Portions will take place after subdivision. Pending subdivision and transfer of the Undivided Portions, EMC will lease such Undivided Portions from REL pursuant to the REL Lease Agreement. Transfer of those properties which do not require subdivision has taken place and the properties registered in the name of EMC.

In May 2006, Simmer & Jack received a letter from the DME stating that the Ezulwini mining right was granted to Simmer & Jack, subject to complying with certain stated conditions. On December 8, 2006 the Ezulwini mining right was registered to Simmer & Jack. The mining right has been granted for a 30 year period and may be renewed by the holder for further periods, each of which may not exceed 30 years provided the holder is in compliance with applicable laws and the terms and conditions of the mining right. Simmer & Jack and EMC (now a subsidiary of First Uranium) entered into the Ezulwini Mining Right Agreement concurrently with the closing of the Offering pursuant to which Simmer & Jack agreed to take all necessary steps to effect a transfer of the Ezulwini mining right to EMC as soon as possible, including obtaining all ministerial consent to any such transfer. The Corporation received regional DME approval on March 15, 2007 in respect of the transfer application and the application has since been forwarded to the DME's head office for ministerial approval. The DME has consented to the transfer and the draft documentation has been submitted to the DME for approval, whereafter the transfer will be registered and the Minister has consented to such transfer. The draft documentation has been submitted to the DME for approval, whereafter the transfer will be registered. The Corporation expects that the registration of the transfer of the Ezulwini mining right will be completed in second quarter of Fiscal 2009.

There is an approved closure plan in place for the Ezulwini Mine along with an approved Environmental Management Plan. The DME has also approved EMC's mine operating plan. The Water Licence application has been submitted to the South African Department of Water Affairs and Forestry and the permit is expected shortly. An application for a Certificate of Registration ("**CoR**") for the operation of a uranium processing plant was submitted to the South African National Nuclear Regulator on 18 July 2006. EMC received a response from the South African National Nuclear Regulator on August 15, 2006 detailing various outstanding information requirements. While most of these requirements have been addressed, there are still several requirements outstanding which require specific radiation protection advisory services. Malepa Holdings has been mandated to provide the necessary radiation protection advisory services and will monitor and submit any additional information required to the National Nuclear Regulator by end of May 2007.

EMC awarded the shaft rehabilitation work to Murray and Roberts and EMC is undertaking the mining of the shaft pillar. Sufficient work has been completed such that hoisting of the planned production can be done, but the completion of the shaft repair has taken longer than planned. On January 24, 2008, Eskom, the national power supplier, communicated to the mining industry that the utility could not guarantee power availability and asked the industry to operate at electrical power levels below historical load requirements until 2012. While Eskom has announced plans to increase the supply of power incrementally in the years leading up to 2012, Eskom also reports that full power availability cannot be guaranteed until then. As a result, First Uranium temporarily suspended operations at Ezulwini as outlined in the January 28, 2008 press release and began a search for alternative energy supplies. Following the subsequent Eskom announcements, First Uranium started to ramp up again on January 30, 2008. The gold and uranium plant engineering, procurement and construction management (EPCM) contract was awarded to MDM Technical Africa (Pty) Ltd. ("**MDM**"). Construction is well advanced and commissioning of the first phase gold plant commenced in April, with mill production planned to commence in June 2008.

In March 2007, First Uranium submitted a prospecting application in respect of properties contiguous to the northeast and southeast of the existing Ezulwini mining right area. The DME accepted the application, implying that no other parties had made prior application for the prospecting rights, and that, subject to First Uranium complying with all the requirements of the DME, the rights would in due course be granted. First Uranium was required to submit the following to the DME to obtain their approval for the grant of the rights: (i) results of a notification and consultation with the surface owners of the land overlying the program area by May 13, 2007; (ii) an acceptable Environmental Management Plan ("**EMP**") by June 12, 2007; and (iii) confirmation of First Uranium's qualifying Black Economic Empowerment credentials, all of which were submitted to the DME within the time prescribed.

In November 2007, First Uranium received approval from the regional DME for the Corporation's application in respect of the prospecting work program. Final approval by the regional DME was subject to the approval of the EMP. In December 2007, the regional DME approved First Uranium's EMP and granted the Corporation an unconditional prospecting right for 6,843 hectares of additional property contiguous to the northeast and southeast of the Ezulwini Mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

__Accessibility__

The Ezulwini property is accessed by paved roads some 40 km to the west of Johannesburg in the Gauteng Province of the Republic of South Africa. It is 5 km south of the Johannesburg — Potchefstroom road (National Road N12). The nearest airport is the international airport in Johannesburg.

__Climate__

The climate is typical of the Highveld with hot to warm summers and cold winters. Rainfall occurs predominantly in summer. The diurnal range in winter reflects a particularly harsh climate the mean difference between daily maximum and daily minimum being almost 20°C. The data for Zuurbekom in WB40 are taken as being representative of the Ezulwini Shaft area. Mean annual rainfall given in WB40 (1951 — 1984) is 664 mm.

Rainfall peaks in January. Winters are very dry. The rain season starts in October and ceases at the end of April. Approximately 83% of the mean annual rainfall occurs in those six months. Rainfall is variable; zero rainfall has been recorded in all six "dry" months. Heavy showers of up to 85 mm in 24 hours have been recorded; even in the dry month of July, 41 mm has been recorded in 24 hours.

There are on average 100.5 rain days (with more than 0.1 mm) annually. A large portion of the rainfall occurs as light showers of less than 10 mm while the remainder occurs as heavy storms. No record of thunder is available. There are about 30 thunderstorms in the Witwatersrand annually. Not all are accompanied by heavy falls of rain.

Local Resources and Infrastructure

The Witwatersrand Basin is a famous gold bearing area with a number of producing mines and past producers. Mine suppliers and contractors are available locally and experienced and general labour is available in the mine area.

At the time of the site visit by Scott Wilson RPA the surface and underground infrastructure of the Ezulwini Mine included:

- Main shaft (1,518 m deep) from surface to 51A Level (1,408 m below surface) complete with 6.6 kV power cables, compressed air pipelines and mine dewatering pipelines;
- Internal sub-vertical shaft from the 50 Level to the 63A Level;
- Underground rock transfer and skip loading facilities;
- 6.0 m diameter Koepe winder for skipping in the main shaft;
- 4.9 m diameter double drum winder (south) for man and material hoisting in the main shaft;
- 4.9 m diameter double drum winder (north) for man and material hoisting in the main shaft;
- 6.7 m diameter concrete lined ventilation shaft to the 41 level (1,102 m below surface) complete with 6.6 kV power lines which are separate from those in the main shaft and spare mine dewatering pipelines;
- Mine ventilation fans;
- 3.0 m double drum man winder for the ventilation shaft;
- Underground pumping stations on the 33, 41, and 50A levels with facilities to handle clear water and slurry.
- Two surface conveyors to move reef (ore) and waste from the head gear bins to a waste silo and to a reef transfer conveyor;
- Workshops including a mechanical shop, boiler shop, and compressor house;
- Electrical power supply from Eskom (the national power supplier) with two independent feeds to the mine site;
- Electrical power distribution system on surface and in the underground mine;
- Emergency power generators with an installed capacity of 13.3 MW;
- Management and engineering offices, fenced storage yards and employee parking areas
- A gold and uranium processing plant with is currently being constructed by EMC; and
- A slimes storage dam with a projected 19 year operating life at 150,000 tpm.

Physiography

The Ezulwini Shaft is situated on the southern slope of the anticline, between the two most northerly prominent ridges of the Gatsrand on the Transvaal Highveld at an elevation of between 1620 m and 1695 m amsl. The shaft is located some 25 km south of the sub continental water shed between the Limpopo and Vaal drainage basins. Quartzitic ridges of the Gatsrand trend roughly east west and form the most prominent features.

Pre-mining land capability within the mining lease area consists mainly of grazing and arable land. The soils are mainly of the hill wash type and low in fertility.

The area has been classified as Bakenveld. The soils are poor, shallow, acid, stony and sandy. The Western Variation occurs on sandy planes and low rocky ridges, ranging in altitude from 1,350 m to 1,700 m amsl. These areas receive approximately 550 mm to 700 mm of rain during the summer months.

It is rather sparse, sour, strongly tufted veld and in the nature of its grasses, clearly transitional from Cymbopogon Hemeda veld to sour bushveld. The presence of Cymbopogon Pluinodis and the general absence of Tristachya Leucothrix distinguish it from the central and eastern variations.

History of the Ezulwini Mine

The Ezulwini Share of REL was previously utilized for the mining of mineral deposits from which gold and uranium ores were extracted by metallurgical processing. Activities at the Ezulwini Shaft commenced in 1961 under the control of the then Western Areas Gold Mining Company ("**WAGMC**"), which also owned the South Deep Gold Mine ("**South Deep**"). South Deep was the subject of a joint venture between Placer Dome South Africa (Proprietary) Limited, a wholly-owned subsidiary of Placer Dome Inc., and Western Areas Limited (the "**PDWA JV**"). Subsequently, Barrick Gold Corporation acquired Placer Dome and then entered into an agreement to sell its interest in PDWA JV to Gold Fields Limited. The South Deep Mine and the workings from the Ezulwini Shaft were formerly connected on two levels and dewatering of the Ezulwini shaft kept the South Deep mine dewatered. Ezulwini Shaft was purchased by Randfontein Estates Gold Mining Company Limited in 1997. In January 2000, Harmony acquired Randfontein Estates Gold Mining Company Limited.

Harmony continued operations until July 2001 after giving notice to PDWAJV in April 2001 of its intention to cease mining and pumping operations. Harmony prepared a closure plan for the Ezulwini Shaft and that plan was approved by the DME. PDWAJV took over the pumping operations in March 2003 to allow the completion of the construction of plugs between the two mines and to verify the competency of the barrier pillar, the purpose being that once the dewatering of the Ezulwini Shaft operations was stopped, the necessary measures would be in place to ensure the safety of the South Deep Mine. The work was completed and PDWAJV gave notice to Harmony that pumping operations would cease on February 8, 2005.

In October 2005, Simmers undertook the pumping operations as part of its purchase agreement with Harmony in respect of the Ezulwini mine. Simmers commenced pumping and exploration work to determine the feasibility of reopening the mine. First Uranium subsequently purchased Simmer's interest in Ezulwini in December 2006, and in 2007 First Uranium purchased Waterpan Mining Consortium's 10% interest in Ezulwini. First Uranium is now the 100% owner of Ezulwini.

The mine operated until 2001 producing gold and at times uranium. The uranium recovery circuit was operated from 1982 to 1997. Over the course of mine development and operation there was extensive diamond drilling, development in waste and ore, and extraction of ore.

Geological Setting

The Ezulwini Mine lies within the Witwatersrand Basin, an Archean (approximately 2.7 billion years) sedimentary basin, whose surface expression is an elongate structure that extends longitudinally for approximately 300 km NE-SW by 100 km NW-SE. It contains an approximately six km thick stratigraphic sequence consisting mainly of quartzites and shales with minor intermittent volcanic units. The first stage of basin development is recorded by rocks of the Dominion Group, composed of fluvial sediments and volcanic rocks. The Witwatersrand Supergroup overlies the Dominion Group and has been subdivided into the lower West Rand Group and the upper Central Rand Groups, both of which consist primarily of sandstones, shales, and conglomerates. The Central Rand Group has produced the majority of the gold from the Witwatersrand Basin. The Ventersdorp Supergroup unconformably overlies the Witerwatersrand Supergroup and is in turn overlain by the Transvaal and Karoo Sequences.

Deposit Types

The gold-uranium deposits in the Witwatersrand Basin have a primary sedimentary origin and show great lateral continuity throughout the basin. Local discontinuities in mineralization within the reefs are as a result of facies variation, ore formation processes, and structural history.

Mineralization

The mineralization in the Upper Elsburg reef has been defined around the shaft, at a depth of approximately 1,000 m, for a radius of approximately 250 m by the 2006 diamond drilling program and for a further 200 m by historical diamond drilling. The combined thickness of the gold-bearing reef members, i.e. MB, MI, MA, ED, and EC ranges from 25 m to 50 m. The reef strikes 040° azimuth, dips 17° SW, and exhibits good lateral continuity but is offset by steeply dipping faults and dykes. Gold in the Upper Elsburg is found in the form of native gold and associated with sulphide minerals, especially various forms of pyrite. Historically, 30% to 40% of the gold has been recovered by gravity processes, suggesting a high nugget effect. Visually, pyrite occurs in a number of forms, e.g., a fine crystalline mass within the matrix and/or as replacement textures within clasts. Pervasive replacement of small clasts is often referred to as "buck shot pyrite". In places the pyrite distribution within the conglomerate matrix suggests "streaming" of the palaeo-hydrothermal fluid during the mineralizing event. Thin stringers of crystalline pyrite are also present within the altered quartzite horizons. At the base of the serpentinised ultramafic lava, the dominant sulphide is pyrrhotite with minor amounts of nickel and copper. Pyrrhotite also exists to a lesser degree in the sedimentary horizons immediately beneath the lava. Gold has occasionally been found in the lava.

Mineralization in the Middle Elsburg Reef is confined to the UE1A and E9EC Reefs that lie approximately 400 m below the Upper Elsburg Reef. The UE1A Reef lies approximately 60 m above the E9EC Reef. Both reefs strike 030° azimuth, dip 25° SE, and are interpreted to extend to the property limits. The Middle Elsburg Reef is found in the South Deep Mine to the south and the Doornkorp Mine to the north. The UE1A Reef reaches a maximum thickness of 2.5 m and occasionally pinches out. The E9EC Reef ranges from one metre to 3.5 m and averages 1.8 m thick. Generally, the reefs are thicker down the paleoslope. Gold is most commonly associated with pyrite, although some gold occurs in small blebs in arsenopyrite and cobaltite. Uranium is found in the form of uraninite. Mineralization in the Middle Elsburg Reef has less of a nugget effect than the Upper Elsburg Reef.

Exploration and Drilling

<u>Exploration</u>

The exploration program conducted on the Ezulwini property has been limited to underground diamond drilling.

The Middle Elsburg reef package, i.e., UE1A and E9EC, hosts approximately 140 million tonnes of inferred mineral resources as described in Section 17 Mineral Resources and Mineral Reserves. An exploration program has been planned with the objective of upgrading a portion of the mineral resources to the indicated category and carrying out a prefeasibility study.

Phase 1 of the program includes diamond drilling approximately 30,000 m in 18 holes from surface and approximately 7,200 m from underground. The underground diamond drilling would be collared in rehabilitated headings in the Upper Elsburg workings. The Phase 1 program would drill the target on approximately 400 m by 400 m spacing.

Contingent on success of the Phase 1 program, the Phase 2 program will comprise approximately 75,000 m of diamond drilling in 42 holes from surface and approximately 16,800 m in 42 holes drilled from underground. Phase 2 would drill the target on approximately 200 m by 200 m spacing, which, considering the generally strong continuity in the Witwatersrand reefs, would likely be sufficient to upgrade a portion of the target to indicated resources.

The surface diamond drilling program, incorporating four drills, was underway at the time of the last site visit by Scot Wilson RPA in April 2008; however, the Elsburg Reefs had not yet been intersected.

The existing Ezulwini mining right area and prospecting rights are highlighted in the following map.


Area of Prospecting
Rights Application
Existing Ezulwini
Mining Right
Area of Prospecting
Rights Application
N
0 1 2 4 6 Kilometers

Drilling

Simmer & Jack contracted Murray & Roberts to conduct an underground diamond drill project in the Ezulwini shaft pillar. Horizon Blue Resources (Pty) Limited (HBR) planned the program, managed the drill contractors, logged and sampled the core, and prepared the database. The program comprised 3,463 m of HQ (5.08 cm dia.) and N (4.76 cm dia.) size diamond drilling in 50 holes. Forty-seven of the holes were collared below the reef and drilled upwards due to core recovery problems in the unit immediately above the reef. Hole depths ranged from 16 m to 201 m and averaged 78 m. The inclination of the three holes drilled downwards ranged from -65° and -90°, while the up-holes ranged from +40° to +70°. The reef dips at approximately 17° and the holes were intended to cut the reef as closely as possible to normal. Therefore, the true thickness of the reef ranges from 80% to 100% of the mineralized core length.

Sampling Method and Approach

Upper Elsburg Shaft Pillar

The Ezulwini Shaft Pillar resource estimate is based principally on the results from 50 diamond drill holes, drilled January to October, 2006, from various levels below the pillar elevation. Drilling from above was problematic due to poor ground conditions in the Westonaria Formation lavas, stratigraphically above the Upper Elsburg Reef. The holes have irregular spacing due to availability of drill sites, and range from approximately 25 m to 100 m. Simmer & Jack contracted HBR to log the core, capture the data, and prepare the database. Core logging noted and recorded lithology, including reef members, mineralogy, and structure. Diamond drill core sample intervals were determined by HBR geologists based on lithology (reef member) contacts and mineralization. The nominal sample width was 30 cm and respected lithological contacts.

Core recovery problems were common. In most cases corrections were made by adjusting the driller-reported depth to the surveyed depth. Two holes were not used in the modelling procedure due to large differences in the driller-reported depth and the surveyed depth.

Intersections selected for sampling were halved with a diamond saw. Half the core was placed in a plastic sample bag with a sample ticket denoting the hole number and sample number. The "from — to" was not indicated on the sample ticket. Samples were delivered to the analytical laboratory by HBR personnel.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach that would affect the reliability of the mineral resource estimate.

Upper Elsburg

The Upper Elsburg inferred mineral resources are the extension of the MB, MI, MA, ED, and EC reef members past the limit of the shaft pillar and are based exclusively on diamond drilling. Diamond drill core was AX (2.5 cm) size. Core was taken to surface where it was halved with a diamond saw under the supervision of a geologist. Logging recorded lithology, mineralization, and sample intervals. Sample intervals were maximum 20 cm and respected lithological and mineralogical contacts.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach that would affect the reliability of the mineral resource estimate.

This section of the Upper Elsburg mineral resources were classified as inferred as verification of the diamond drill database was problematic. Historically, mineral resources have been classified as measured and indicated only when verified by development in the reef. This Upper Elsburg inferred mineral resources have high potential for upgrading to indicated and measured resources.

Middle Elsburg

The Middle Elsburg measured and indicated mineral resources are based on channel sampling by previous owners. The inferred mineral resources are based on diamond drilling. The methodology of channel sampling and diamond drill sampling is described in the Minxcon, 2006 report and the description is based on documentation of standard operating procedures and interviews with previous sampling supervisors.

Channel samples were taken by trained samplers. Following each six-metre advance, the face was washed and samples were taken with a hammer and chisel. Channels approximately 10 cm wide and 0.5 cm deep were cut beginning at the footwall of the reef and repeated on maximum 30 cm vertical intervals. The results were recorded on sample sheets and resource block plans.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach in the Middle Elsburg Reef measured, indicated and inferred resources that would affect the reliability of the estimate.

Sample Preparation, Analysis and Security

Upper Elsburg Shaft Pillar

Diamond drill core samples were prepared at the Performance Laboratories ("**Performance Labs**") in Johannesburg, by drying, crushing to 80% minus 6 mm, split to a representative sample of 250 g to 500 g, and pulverizing to 75% minus 75 microns. Analysis for gold was by standard fire assay procedures, using a 30 g or 50 g sample with a gravimetric finish. The detection limit was 0.02 g/t gold. Performance Labs is certified by the South African National Accreditation System, an affiliate of the Standards Council of Canada. Neither Simmer & Jack nor First Uranium employees, consultants, or contractors were not engaged in the sample preparation or analyses. Internal Quality Assurance/Quality Control ("**QA/QC**") procedures at Performance Labs included assaying one duplicate sample and one standard sample from each batch of 20 samples. In Scott Wilson RPA's opinion, the sample preparation and analyses methodologies, and QA/QC programs, conform to industry standards and are adequate for resource estimation.

Upper Elsburg Inferred

The Upper Elsburg inferred resources were based on diamond drilling data. Scott Wilson RPA was unable to determine the sample preparation and analytical methods for this data. Minxcon, 2006, reports the data was audited twice during Harmony's ownership.

Middle Elsburg

The Middle Elsburg measured and indicated resource estimations were based on underground channel samples. The sample preparation and analysis was performed using the same process employed by Performance Labs for the Shaft Pillar diamond drilling program. In Scott Wilson RPA's opinion, the sample preparation and analyses methodologies, and QA/QC programs conducted for the measured and indicated resources in the Middle Elsburg, conform to industry standards and are adequate for resource estimation.

The Middle Elsburg inferred resources were based on diamond drilling data. Scott Wilson RPA was unable to determine the sample preparation and analytical methods for this data. Minxcon, 2006, reports the data was audited twice during Harmony's ownership.

Data Verification

Upper Elsburg Shaft Pillar

The Upper Elsburg Shaft Pillar measured and indicated mineral resources were based on data from a 2006 diamond drill program. HBR submitted one standard reference sample in each batch of twenty samples to check the accuracy of Performance Labs. Three reference standards were used. The lowest of the two reference standards at 3.489 g/t Au was purchased from Rocklabs in New Zealand. HBR's control limits were ± two standard deviations, i.e. 0.222 g/t Au. The mean grade of the standards at Performance Labs was 3.45 g/t Au, which was very close to the standard of 3.489. Six of the 115 samples were slightly outside the control limits. In Scott Wilson RPA's opinion, the results indicate acceptable accuracy in the low grade range. The second reference standard, SARM 99, was certified at 3.99 g/t Au. HBR inserted 88 samples that averaged 3.93 g/t Au. None of the samples returned results outside the acceptable limits. The highest grade reference standards at 13.94 g/t Au was purchased from ALS Chemex (ALS) in South Africa. HBR's control limits were ±1.03 g/t Au, as recommended by the supplier. The mean grade of the standards at Performance Labs was 13.55 g/t Au, which was approximately 3% less than the standard. Four of the 75 samples fell slightly outside the control limits. In Scott Wilson RPA's opinion, the results indicate acceptable accuracy in the high grade range.

Scott Wilson RPA collected five samples of split core from two diamond drill holes in the Shaft Pillar drilling. The samples were assayed by fire assay at SGS Canada Ltd., Mineral Services. The results demonstrate the presence of significant gold values in the project. Although five samples are not statistically significant, the two sample sets show reasonable agreement, given the high nugget in the Upper Ezulwini Reef.

Upper Elsburg Inferred

The Upper Elsburg inferred mineral resources were based on historical diamond drilling data. It was not possible for First Uranium or their consultants to verify the data. Consequently, the Upper Elsburg mineralization outside the shaft pillar was classified as inferred resources. During development of the shaft pillar, First Uranium will attempt to verify the historical data by diamond drilling from underground and/or lateral development, thereby upgrading the mineral resources to a higher classification.

Middle Elsburg

In the area immediately surrounding the previously mined areas, Minxcon checked approximately ten percent of the assays from original assay reports to the assay plans and a similar percentage of survey notes against survey points plotted on plans. Interviews were conducted with previous senior technical personnel, including the Chief Sampler and Chief Surveyor, to verify sample collection and processing procedures. In Minxcon's opinion, the data presented as assay plans were considered as high quality, despite much of the original assay sheets and survey notes having been removed or destroyed. Mr. Valliant of Scott Wilson RPA, inspected a random selection of the assay plans and discussed the sampling and plotting methodology with Mr. Ed Edwards, Harmony's Section Sampler and Surveyor as well as Ms. Yolanda Welgemoed, the Chief Draftsperson. Scott Wilson RPA concurs that the database is adequate for resource estimation.

Adjacent Properties

The South Deep Gold Mine lies immediately south of the Ezulwini Mine and began commercial production in 1961. The reef horizons currently being exploited at South Deep include the Ventersdorp Contact Reef and the reef horizons that comprise the Upper Elsburgs. From 2001 to 2005 inclusive, the mine produced an average of 1.61 million tonnes annually at an average grade of 8.84 g/t gold. For 2005 Western Areas Limited (Annual report 2005) reported the South Deep measured and indicated mineral resources were 289 Mt grading 7.20 g/t gold, containing 67.1 Moz. including proven and probable reserves of 147 Mt grading 6.19 g/t gold containing 29.1 Moz. The South Deep property was subsequently sold to Goldfields who reported the South Deep measured and indicated mineral resources, effective year end 2006, of 288.7 Mt grading 7.20 g/t gold, containing 66.781 million ounces of gold, including proven and probable reserves of 155.5 million tonnes grading 6.1 g/t gold containing 30.582 million ounces.

The Cooke 1, 2 and 3 Shafts and the Doornkop Mine, owned by Harmony, lie immediately north of the Ezulwini Mine. The main horizons exploited at the Cooke 1, 2 and 3 Shafts are the UE1A with secondary reefs being the E8 Reef and the Ventersdorp Contact Reef. At the Doornkop Mine, the Kimberley Reefs and the South Reef are being mined. Effective June 2007, Harmony reported (Annual Report 2007) underground measured and indicated resources of 87.2 Mt, grading 4.36 g/t gold, containing 12.2 Moz, including proven and probable reserves of 7.4 Mt, grading 6.78 g/t gold, containing 1.6 Moz.

Scott Wilson RPA did not attempt to verify the foregoing information. The mineral resources and reserves reported at the adjacent properties are not necessarily indicative of the mineralization at the Ezulwini Mine.

Mineral Processing and Metallurgical Testing

<u>Gold</u>

The Ezulwini Mine has been operated in the past with production from the same areas as scheduled for the future development. The metallurgical process selection is based upon the use of the previously existing processes on the site. Therefore, there was no metallurgical testing of the ores for the Ezulwini Technical Report. Further support for the selection of metallurgical parameters based upon historical data is that there is also data available from current and past operations working on the same ore body.

There is existing data related to: (i) ore feed size distribution; (ii) bond work index determination; (iii) power grind relationship; (iv) gravity separation; (v) leach time optimization; (vi) cyanide and lime addition; and (vii) plant recovery.

<u>Uranium</u>

The Ezulwini Mine has been operated for the production of uranium in the past with production from the same areas as slated for the future development. The metallurgical process selection is based upon the use of the same processes as previously used on the site. Therefore, there was no metallurgical testing of the ores for the Ezulwini Technical Report.

There is less historical data available related to uranium processing as detailed plant reports were destroyed when the plant was demolished and further reports were lost when offices were relocated. However, the metallurgical work related to the gold feed size, work index and grinding is expected to be similar to that for the gold ore as the uranium bearing reef has been in production in the past for uranium and gold and most recently for gold only.

Scott Wilson RPA reviewed the metallurgical data and is of the opinion that the assumptions are reasonable. If there is any change in the planned processing, it will be necessary to undertake metallurgical testing to determine the expected performance.

Mineral Resource Estimates

In December 2007 First Uranium contracted a South African mining consultant to create a geological model and prepare an interim mineral resource estimate for internal purposes in the Middle Elsburg (E9EC and UE1A) reefs. The geological model and mineral resource estimate were reviewed by Scott Wilson RPA. Scott Wilson RPA considers the methodology appropriate for a global estimate. However, the compositing, search distances, and application of geological factors to grade estimation were considered inappropriate for realistic mine planning. Therefore, in Scott Wilson RPA's opinion the January 2007 mineral resources, as reported in the May 2007 technical report, remains the current mineral resource estimate. First Uranium is currently re-sampling panels in the Middle Elsburg reefs and diamond drilling in the Upper Elsburg shaft pillar. Updated geological models and mineral resource estimates are expected in July 2008. A description of the database, parameters and assumptions, methodology, and classification regarding the January 2007 mineral resource follows.The mineral resources at the Ezulwini Mine are currently confined to the Upper Elsburg and Middle Elsburg Reefs. Historic production at Ezulwini and other mines in the Witwatersrand Basin demonstrate that the mineralization in the reefs have very good lateral and down-dip continuity. Currently, measured and indicated mineral resources include only the areas that could be verified by diamond drilling or chip/channel sampling. Extensions beyond the verified data were classified as inferred mineral resources. There is a high likelihood that development and diamond drill will upgrade a significant portion of the inferred resources to measured and/or indicated resources.

Historically, the depth of many of the reefs in the Witwatersrand Basin have made diamond drilling on a pattern sufficient for measured and indicated resources prohibitive. Additionally, the reefs are developed in mineralization with only minimal development in waste, which makes diamond drilling from underground impractical. Generally, exploration and mining companies tested the continuity of the reef and estimated inferred mineral resources by wide spaced diamond drilling from surface and upgraded to indicated and measured mineral resources by development and channel sampling. Consequently, most mining operations could only report two or three years of measured plus indicated resources and the ratio of inferred resources to measured plus indicated resources was high. However, given the good lateral continuity of the reefs, a significant fraction of the inferred mineral resources were normally upgraded and ultimately exploited. For example, in the Upper Elsburg Reef, approximately 60% of the mineral resources, originally classified as inferred based on wide spaced diamond drilling, was subsequently "payable", and exploited. Given the current gold price and exchange rate, the percentage would have been greater than 60%.

The mineral resources at the Ezulwini Mine can be considered as three discrete sections as follows: (i) the Upper Elsburg Shaft Pillar (UE Shaft Pillar), an approximate 250 m radius around the main shaft, in the Upper Elsburg Reef, defined by recent diamond drilling; (ii) inferred resources in the Upper Elsburg Reef beyond the shaft pillar; and (iii) resources in the Middle Elsburg Reef.

The following table is a summary of the estimated mineral resources at the Ezulwini Mine in these three areas (as at January 2007):

Mineral Resources – Summary – January 2007
First Uranium Corporation - Ezulwini Mine

Category	Tonnes (t 000's)	Grade Au (g/t Au)	Grade U_3O_8 (%)	Cont. Au (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured Reef					
UE Shaft Pillar	2,490	7.7	-	615	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,940	6.3	n/a	999	3,888
Indicated Reef					
UE Shaft Pillar	3,640	5.8	-	683	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,010	5.8	n/a	940	2,880
Meas + Ind Reef					
UE Shaft Pillar	6,130	6.6	-	1,298	-
Middle Elsburg	3,820	5.2	0.08	641	6,768
Total	**9,950**	**6.1**	**n/a**	**1,939**	**6,768**
Inferred Reef					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg Channel	4,810	2.3	-	351	
Middle Elsburg	132,100	4.7	0.075	19,742	218,319
Total	**201,460**	**5.0**	**n/a**	**32,148**	**218,319**

Notes:
1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cut-off grade
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/R exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mining Operations

Mining

Mining at the Ezulwini Mine will be by conventional underground breast mining of the reef. There are three planned mining areas — the Upper Elsburg shaft pillar, the Upper Elsburg beyond the shaft pillar and the Middle Elsburg. All areas will be mined by up dip conventional drift and fill mining using cemented whole mill tailings for backfill. This method is common in the area and well understood by people in the area. One significant difference at Ezulwini is that the reef in the Upper Elsburg contains several mineralized horizons and in some cases these horizons are up to five to six m thick as opposed to other mines in the Witwatersrand Reef where the mineralized horizon is only one metre to two metres thick.

In respect of the mining, a drift along the strike ("**strike gully**") will be established with the necessary ore transport facilities at the lowest point in a block. From this drift, raises will be driven up dip leaving a 6.5 m pillar between the raises, to the top of the block and holing in to a top strike drift. Once the raises break through, the retreat mining will start downwards at a four m width advancing 30 m/month using winches and scrapers to move the ore. Primary four m wide stopes will be taken, leaving four metre wide pillars to be recovered after the primary stopes have been filled. Broken ore will be scraped down the raise to the strike gully and then to short ore passes with chutes to load rail cars for transport to the shaft for hoisting to surface. This method is development intensive but provides the opportunity for sampling in the proposed stopes as the raises are driven and it also provides locations for short diamond drill holes to confirm the mining location. The sequence is dictated by rock mechanics parameters so that in a given area the active face advances at an angle to reduce the risk of seismic activity due to mining. Areas of low grade ("**unpay**") will be left to form random pillars. Other pillars will be left to protect infrastructure.

In the Upper Elsburg shaft pillar, ground movement problems were historically encountered in the shaft area subsequent to the extraction of ore from the area beyond the shaft pillar as the weak lava unit overlying the ore horizon failed. It was necessary on at least one occasion to cease shaft operations and excavate the lava unit around the shaft and then to reinstall the necessary shaft hardware. In order to eliminate the ground control problems in the shaft area it is proposed to mine out the shaft pillar as the first step to restarting the mining operations. This will eliminate the ongoing problems in the shaft, and the risk to the shaft, caused by the failure of the lava unit overlying the reef. By first excavating a de-stress cut through the extent of the 500 m diameter shaft pillar area and then filling that cut with cement, it will be possible to extract the bulk of the remaining ore while eliminating the stress related issues that have previously led to problems in the shaft (and which could lead to problems in the shaft in the future). Where the ore horizon cuts the shaft barrel a steel tower will be hung in the shaft to hold the shaft hardware and permit unrestricted shaft operation in the future. SRK developed a detailed plan and sequence considering the stress regime and RSV, based on that plan, generated a development and production schedule for the shaft pillar area. SRK designed permanent pillars in the immediate area of the shaft barrels (both the main shaft and the ventilation shaft are within the shaft pillar area), alongside permanent drives, beside existing major faults, and at the rim of the shaft pillar area where the previously mined area commences. In addition to the mining plan developed by SRK, there was a comprehensive monitoring plan to be implemented.

The monitoring equipment as recommended by SRK is currently being installed by International Seismic Systems (ISS) and monitoring has commenced. The monitoring includes a system by Yield Point which provides direct digital output from ground monitoring sensors. The full monitoring system will not be functional until the end of 2008 but it will include outsourced monitoring and a protocol for action depending upon the level of activity noted in the monitoring. Seismic events are to be expected based on the mining plans.

Ezulwini has also reviewed and revised the shaft pillar mining schedule and the schedule for areas beyond the shaft pillar based on the current progress in the shaft area and the information being gained from working in the areas. Ezulwini now have experienced mine supervisors who have assisted in the development of revised mining plans. The revised mining plans include input from rock mechanics specialists and execution of the plans will incorporate information from the ground control monitors which have been installed.

There is little preproduction development required as there are a number of levels and headings that exist in the shaft pillar area. However, mining must follow a planned sequence to prevent the build up of stresses in any area with the distress cut preceding all other mining. Production builds up slowly with the smaller destress cut and then builds more rapidly as more areas become available. In the revisions to the mining schedule additional extraction areas within the shaft pillar have been identified along with plans to mine from locations beyond the shaft pillar boundary.

There are mineral resources within the shaft pillar and these have been scheduled for production. The original production schedule was generated by RSV using the parameters defined by SRK for the extraction sequence and a set of development and production parameters based upon experience in the area. The schedule was generated in the Mine24D software. This software uses the assumed parameters and applies them to the resource area to generate the development and production schedules.

The only modifications for this report to the shaft pillar mining and schedule have been in year one where ore sources were changed based on short term planning but the overall production remains as previously developed and reported.

The ore in the Upper Elsburg beyond the shaft pillar will be mined in the same manner as the shaft pillar except that there will not be any need for an initial destress cut.

The Upper Elsburg area is serviced by the existing infrastructure for materials handling, dewatering, mine services and mine ventilation. As work starts in a given area it is necessary to inspect the main levels to determine the ground conditions and to evaluate how much of the services for the drifts will have to be reinstalled. Main development headings will need to be extended as the proposed mining area expands.

The Middle Elsburg area targets two reefs, the E9EC and the UE1A, which contain both gold and uranium. Historically, the E9EC has been mined much more extensively that the UE1A. The Middle Elsburg area is accessed from the 36 to 50 levels and continues for an additional 6 levels below the 50 level. Those areas below the 50 level would be accessed by a system of declines with mechanized haulage to 50 level. Mining will be by conventional breast mining based on the same method that has been successfully used in the past. Access is provided from cross cuts from the level haulage and raises are developed up from one level to the next. Support will be based upon the use of backfill, however, grouted cement packs or timber mat packs may be used if necessary. Support pillars have not been considered as a result of geological losses and unpay blocks providing adequate "**natural pillars**". Panels are planned at 20 to 30 m in length with 10 m face advance planned per month and the stoping width of 100 to 180 cm depending upon the reef channel. Since the Middle Elsburg area has been mined in the past there is level development from the shaft to the mining areas, which however, this main development will have to be extended to provide access to the proposed mining areas.

<u>Mineral Processing</u>

Recovery of gold and uranium will be accomplished by processing on site through the construction of facilities similar to those that existed in the past on the same site. The gold plant will, at full capacity, treat 200,000 tonnes per month of ore and will consist of the following process steps:

- SAG milling of underground ore to 75% -75 μm with four SAG mills grinding all of the mill feed
- Dilute cyclone overflow (20% solids)
- Gravity recovery from cyclone underflow material
- Pre-leach thickening
- Cyanidation in seven tank hybrid carbon-in-leach circuit
- Gold adsorption onto activated carbon and stripping via Zadra elution
- Carbon regeneration in horizontal electric kiln
- Gold electrowinning and smelting
- Tailings disposal to conventional slimes dam

Because of the treatment of the two different ore types, the plant layout has two sets of silos. Two 3,700 tonne silos are dedicated to Upper Elsburg ore and one 7,400 tonne silo is dedicated to Middle Elsburg ore. It is anticipated that two mills will always be dedicated to Middle Elsburg ore, whilst the other two mills may operate on either Upper Elsburg ore or Middle Elsburg ore. This silo configuration provides flexibility in terms of feeding Middle Elsburg ore to two, three or four mills, thus allowing the mine to respond to the expected rise in the price of uranium.

Gold recovery is forecast to be 95.5%, with 30% to 40% of the gold recovery in the gravity circuit.

The Ezulwini uranium plant will, at full capacity, treat 100,000 tonnes per month of ore, and where appropriate it will be designed as two 50,000 tonnes per month modules and will consist of the following process steps:

- Pre-leach filtration
- Agitated, atmospheric, heated, sulphuric acid leaching
- Six stage counter current decantation (CCD) of leached slurry
- Clarification of pregnant leach solution (PLS) from CCD
- Neutralization of CCD tailings and pumping to the gold plant
- Ion exchange (IX) processing of the PLS
- Solvent extraction (SX) of the uranium from the IX eluate
- Precipitation and washing of ammonium di-uranate from the OK liquor from SX

The Middle Elsburg (ME) ore is processed for both gold and uranium in a reverse leach process with uranium leached first and gold second. The U_3O_8 recovery is forecast to be 80%. This forecast is lower than the recovery noted in the literature for operation at the original Ezulwini uranium operation. The lower value was chosen to reflect the lack of direct testing and the gap in time and experience since a plant with this flowsheet has been operated in this area.

The ME ore is ground and thickened in the gold plant and the feed to the uranium plant is received from the pre-leach thickener underflow. This underflow must be further dewatered before feeding to the uranium leach to allow a satisfactory water balance over the whole process. Horizontal belt vacuum filters have been selected for this duty. The horizontal belt filter installation will comprise two modules of 50,000 tonnes per month each.

Minxcon reported that historically the ore mix from the shaft yielded one lb uranium per tonne of ore processed (that is a recovery of 373 g/t). The average recovery factor was 80% and the average head grade was 466 g/t. Scott Wilson RPA notes that from annual reports spanning the period from 1985 to 1997 (excluding 1987 as no data was found for that year) the recovered grade for uranium ranged from 0.3 to 0.53 kg/t and the average recovered grade of uranium oxide was 0.44 kg/t. The annual reports reviewed by Scott Wilson RPA did not contain head grade information. The processing plant that was previously used to process the ore was dismantled after the mine was placed on care and maintenance in 2002.

With the significant appetite for uranium demonstrated in the market, First Uranium included design considerations to increase the split of production from the Middle Elsburg uranium bearing reef. An option to increase the plant flexibility to accommodate a blend of up to 150 ktpm from the Middle Elsburgs and 50 ktpm from the Pillar (instead of 1:1), was included to allow a higher uranium processing rate option if this proved to be more profitable. The additional 50 ktpm Uranium module that would be required has not been added to the capital costs, but the plant infrastructure changes required to facilitate a seamless addition of this module have been included in the plant design.

Existing facilities in the mine infrastructure exist to keep the gold and gold/uranium ores separate from the mine ore passes through to the surface stockpiles. Gold ore will be treated just for gold while the uranium/gold ores will first be treated for the recovery of uranium after which the residue will be leached for gold recovery. This separation reduces the processing costs as not all of the mine tonnage needs to be treated for uranium recovery.

Installation of a primary jaw crusher on surface is underway.

Toll milling of development ore was undertaken until the Eskom announcement restricting power after which the toll milling company had insufficient power to handle the additional feed. Development ore is being stockpiled to and will be processed in the Ezulwini facility as soon as it is ready. MDM estimates that the first portion of the gold plant will be ready in June 2008 and, and MDM advised Scott Wilson RPA that the time of the site visit that the uranium plant will be ready in October 2008.

Environmental Considerations

An EMP was submitted to the DME in October 2005 in respect of the Ezulwini Mine. Simmer & Jack has received approval of the EMP which includes the previously approved closure plan for the Ezulwini Shaft (that approval was obtained by Harmony when it planned to cease pumping and complete the mine closure). First Uranium has applied to the South African Department of Water Affairs and Forestry for the water licence and is awaiting approval. An application for a Certificate of Registration (COR) for the operation of a uranium processing plant was submitted to the South African National Nuclear Regulator on 18 July 2006. EMC received a response from the South African National Nuclear Regulator on August 15, 2006 detailing various outstanding information requirements. Whilst most of these requirements have been addressed, there are still several requirements outstanding which include specific radiation protection advisory services. Malepa Holdings has been mandated to provide the necessary radiation protection advisory services and will submit the outstanding information required to the National Nuclear Regulator by the end of May 2007.

There is an existing slimes storage dam on the Ezulwini property and that facility is ready for use. The existing slimes dam has a remaining lifespan of approximately 19 years.

EMC has established, as required by the REL Purchase Agreement, a new environmental trust fund for the rehabilitation of the Ezulwini mining area. REL transferred approximately ZAR19.5 million into the new fund within five business days of the effective date of the REL Purchase Agreement in accordance with the terms and conditions of the agreement. EMC is obligated on an ongoing basis, to contribute to the fund such amounts (or provide guarantees for such amounts acceptable to the South Africa Minister of Minerals and Energy) as will be required in order to ensure that the total balance of the fund (including the amount of any such guarantees) at any point in time will be not less than the total amount which it is obliged to hold in the fund at that point in time pursuant to any and all applicable laws and/or regulations and as agreed with the Minister from time to time, in respect of the rehabilitation of the Ezulwini mining area and or the immovable property subject to the REL Purchase Agreement and/or any other related environmental matter.

Capital and Operating Cost Estimates

Pre-Production Capital

For the purposes of the Ezulwini Technical Report and the following cost discussion, the first four years were taken together to represent the pre-production period as the production exceeds 1.9 Mtpa after the fourth year.

The pre-production capital will be expended over a period of three and one half years. Years are taken as ending in March of each year such that Q4 2008 ends at March 31, 2009. The capital costs are taken from April 1, 2008, and sunk costs are not considered in the analysis. The unredeemed capital expenditure opening balance was taken as $124.49 million, covering operating costs, capital for the shaft refurbishing, mine development, purchase of the infrastructure and repayment of the Simmer & Jack debt.

The life of mine (LOM) capital is summarized in the following table.

CAPITAL COSTS

First Uranium Corporation - Ezulwini Mine

	Life of Mine ($ million)	2008-9 ($ million)	2010 -25 ($ million)
Exploration	4.0	-	4.0
Technical and Feasibility Studies	0.4	-	0.4
Expansion Capital Expenditure	-	-	-
Shaft Pillar	10.3	10.3	-
Shaft additional allowance	5.2	5.2	-
Middle Elsburgs (ME Satellite Pillars)	11.9	1.6	10.4
Other Upper Elsburgs (UE Satellite Pillars)	39.7	1.3	38.4
Other Middle Elsburg (LOM) (ME Declines)	34.5	-	34.5
Process Plants	35.5	35.5	-
Water management	0.4	0.4	-
Capital for Self Power Generation	5.0	10.0	(5.0)
	-	-	-
Contingency @ 20%	47.3	25.3	22.0
Total	194.2	89.5	104.7
Sustaining Capital (in addition to above)	18.8		18.8

Mine Capital

The mine capital costs were generated from a listing of the necessary infrastructure upgrades and replacements and mine development from the output of the mine scheduling software that was used for production and development planning. Expenditures to date were reviewed and compared to the previous cost estimates. The remaining capital costs were inflated by 7% to account for the supplies and labour cost increases that Ezulwini has experienced over the past year. For the shaft pillar work an additional allowance of $5.2 million was added to reflect the longer time period for completion of the work.

Gold and Uranium Concentrator Capital

The capital expenditures committed to February 28, 2008 for the construction and development of the gold and uranium mills totaled $82 million. The construction is well advanced. Through some cost savings measures, most notably the substitution of mild steel for stainless steel in the leach tanks the plant costs are expected to come in on budget despite increases in steel prices and labour costs.

Scott Wilson RPA has applied a 20% contingency to the remaining planned expenditures for the concentrator.

Infrastructure Capital

Until the announcement by Eskom in January 2008 limiting power available to commercial clients all of the major infrastructure was considered to be in place and in many cases simply in need of repairs or replacement of components. The existing components will be placed in existing buildings and there is still a power supply system in place. In some cases, such as hoist ropes, there are spares on site, but replacement spares will be needed as items are replaced in preparation for production.

In the case of electrical power, Ezulwini undertook studies to determine the demand for electrical power for the Ezulwini Mine and the estimated level of power available from Eskom. Additionally, Ezulwini incorporated the revised electrical power rates into the operating cost estimates for the Ezulwini Mine. The shortage of power available from Eskom is currently forecast to last for a period of 5 years as Eskom is expected to improve the availability of its existing plants and to bring additional capacity on line each year.

First Uranium estimated the electrical requirements for the Ezulwini Mine and the availability of electricity from Eskom based on the statements from Eskom related to the availability of power on a month by month basis. The difference was the amount of generating capacity which First Uranium would need to provide. This demand rose to a maximum of 12.9 MW in one month and First Uranium chose 15 MW as the generating capacity that First Uranium would require. Ezulwini evaluated a number of power supply options to assure that production could be brought on line. With a short time before production is scheduled to commence the key choices were diesel or heavy fuel generators. Ezulwini secured a rental agreement for ten units rated at 2 MW each. The agreement is for power at a set rate per unit of power consumed. The plan is to use these units as needed and when the supply from Eskom is assured these units will be returned to their owner.

First Uranium also located a 30 MW diesel power plant for sale and the plan is to purchase the plant in two parts with one half of the 30 MW plant destined for installation at Ezulwini. Each half of the plant will consist of six units each with a capacity of 2.5 MW. The units are rated for 2.5 MW continuous output and operate at 730 rpm.

Ezulwini's share of the plant purchase cost is estimated to be $10 million. The plant will be used for several years and when it is no longer required the plan is sell the plant to recover half of the purchase price.

Surface Facilities Purchase

The purchase of the Ezulwini facilities pursuant to the REL Purchase Agreement purchase and the repayment of certain debt incurred by Simmer & Jack in respect of the maintenance of the mine have been completed and are considered part of the sunk costs and are not included in the assessment in the Ezulwini Technical Report.

Sustaining Capital

The major sustaining capital item is the ongoing capital development of the Ezulwini Mine. This development is generated by the mine scheduling program and provides the haulage drives and capital stope development for ongoing production. A $12.08 million allowance for infrastructure and concentrator improvements is included in year 11 as the production at that time is forecast to continue at a rate of up to 2.4 Mtpa and many of the facilities will be in need of upgrades and refurbishment.

Working Capital

The analysis does not include an estimate of working capital, however, there will be a buildup of gold and uranium within the process plant and, in the case of the uranium, at the refinery. In the economic analysis there is a quantity of both gold and uranium that is assumed to be "locked up" in the plant over the life of the mine. This production was deducted at the start of operations and shown as production in the final year of operation. More detailed estimates of the in process inventory and the lag between shipping and payment should be prepared in the next stage of the project evaluation.

Operating Costs

Operating costs were prepared by site personnel based on experience to date with operating labour costs and supplies costs. Allowances for training and medical examinations and the costs associated with the mine's social and labour plan have also been included.

The costs are based on the total life of mine production. In the initial years of operation the cost per tonne is higher. Operating costs are now estimated to be $13.45 (24%) higher than the previous estimate of $56.87 per tonne. Within this the power costs have increased by $4.86 per tonne reflecting the higher Eskom rates and the cost of self generated power in the early years of the operating life. Labour costs were reduced based upon a review of the productivities with the supervisors, therefore the reduction in the number of men required has more than offset the increases in salary. Mining supplies costs have increased with the higher metal prices and fuel prices.

Processing costs were increased to a level considered to be more consistent with operating plants in the area. Other costs include the costs for offsite processing of the ADU and sales costs for the sale of the uranium concentrates.

Manpower Costs

At April 30, 2008 there were 2,705 persons employed at the Ezulwini Mine with 574 Ezulwini employees, 1,551 underground contractors and 580 plant contractors.

The workforce of the Ezulwini Mine (not including processing plants) will grow to approximately 3,600 employees by year ten. Then there is a decrease as activity shifts in the mine. Levels are projected to be flat or decrease slightly after year 10. First Uranium has reviewed and revised the productivities for the mining activity leading to a reduction in the mine manpower requirements compared to the previous technical reports. The revisions are based on the assessments of the mine overseers who are now employed by Ezulwini as compared to the original estimates which were purely engineering estimates. Productivities in the mine activities were increased by 16 to19% compared to previous estimates resulting in a significant reduction in manpower required.

Project Schedule

Shaft refurbishment and repair and the installation of the floating tower are underway. Work has progressed slower than originally planned but the work schedule is now being reorganized and more closely managed and monitored. While the shaft job will take longer than planned it is possible to advance the mine development work and production while continuing to work in the shaft.

Levels are being rehabilitated in the shaft pillar area and in the lower areas of the mine. Ventilation cut backs are slowing this work as one fan must be shut down to provide better working conditions for the crews working in the ventilation shaft. That work will soon be complete and the ventilation will be returned to normal to permit appropriate ventilation of more areas of the mine.

A production schedule for the Upper and Middle Elsburg areas has been prepared in detail for the balance of the year.

On surface the gold and uranium plants are being constructed. Commissioning of the gold plant commenced in April 2008 and gold plant operations are scheduled to start in June 2008. MDM advised Scot Wilson RPA at the time of the site visit in April 2008, that the uranium plant operation is scheduled to commence in October 2008. As portions of the circuits are completed they are being tested and commissioned. The current construction is the first module of the gold and uranium plants but construction of the next modules is scheduled to commence immediately. Plant construction has suffered with 25 to 30 days lost due to unseasonably wet weather, delays in steel delivery and the general tightening of the market for supplies and skilled workers.

Economic Analysis

Scott Wilson RPA carried out an independent economic analysis on the Ezulwini Mine based on the following assumptions:

ECONOMIC CRITERIA – BASE CASE

REVENUE

- Up to 200,000 tpm mining from underground.
- Mill recovery of gold of 95.5% and recovery of U_3O_8 of 80%, based upon previous operating history.
- Gold payment is based upon 100% payment less a refining charge of $120,000 per year plus $0.50 per ounce.
- Exchange rate US$1.00 = R7.70.
- Metal price: US$850 per ounce gold for 2008, $800 per ounce for 2009, 2010 and 2011 and $750 per ounce thereafter and $80 per pound U_3O_8 in 2008 and 2009, $70 per pound in 2010, $60 per pound in 2011 and $50 per pound thereafter
- Revenue is recognized at the time of production.

COSTS

- Operations will commence in 2008 but production increases to 2 M tpa in 2011.
- Mine life: 17 years.
- Mine life capital totals $213 million, including a contingency
- Average operating cost over the mine life is $70.31 per tonne milled.

CASH FLOW ANALYSIS – BASE CASE

Considering the Ezulwini Mine on a stand-alone basis, the undiscounted after-tax cash flow totals $1,461 million over the mine life, and simple payback occurs after approximately 1.4 years. The IRR is 278% and the NPV at discounts rates of 5%, 8%, and 10% is $895, $690, and $587 million, respectively.

The Total Cash Cost is US$317 per ounce of gold, including a credit of $165 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is US$55.2 per ounce, for a Total Production Cost of US$372 per ounce of gold. Average annual gold production during operation is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.

The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production, and economic forecasts on which this preliminary assessment is based will be realized.

CASH FLOW ANALYSIS – OWNER'S ECONOMIC ASSUMPTIONS

A cash flow analysis using "consensus prices" prepared by First Uranium's advisors was evaluated. The only changes from the base case were the metal price and exchange rate assumptions. The changes are shown below together with the results for the alternative scenario.

ECONOMIC CRITERIA – OWNERS ECONOMIC ASSUMPTIONS

REVENUE

- Exchange rate US$1.00 = R7.36 for 2008, R7.50 for 2009, R7.45 for 2010 and R7.57 thereafter.
- Metal price: US$890 per ounce gold for 2008, $907 per ounce for 2009, $874 for 2010, $797 for 2011 and $711 per ounce thereafter and $96 per pound U_3O_8 in 2008, $92 per lb in 2009, $79 per pound in 2010, $75 per pound in 2011 and $50 per pound thereafter

CASH FLOW ANALYSIS – OWNERS ECONOMIC ASSUMPTIONS

Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals for this alternative case was $1,371 million over the mine life, and simple payback occurs after approximately 1.3 years. The IRR is 336% and the NPV at discounts rates of 5%, 8%, and 10% is $855, $667, and $572 million, respectively.

The Total Cash Cost is US$321 per ounce of gold, including a credit of $171 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is US$55.2 per ounce, for a Total Production Cost of US$376 per ounce of gold. Average annual gold production during operation is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.

The economic analysis contained in the Ezulwini Technical Report is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this preliminary assessment is based, will be realized.

Cash flow sensitivities were calculated, as disclosed below, based on (i) metal prices, metallurgical recovery and head grade (gold and uranium), (ii) exchange rates, (iii) operating costs (total cash cost), and (iv) pre-production capital costs. The IRR sensitivity over the base case has been calculated for -20% to +20% variations. The revenue for each metal is proportional to the product of price times head grade times metallurgical recovery. Therefore, the sensitivity is shown as a single item where the change in the variable is the sum of the changes to the price, metallurgical recovery and head grade. The sensitivities are shown below.

Sensitivity to Gold Price/Grade/Recovery

BASE CASE SENSITIVITY ANALYSIS

First Uranium Corporation - Ezulwini Mine

Sensitivity to Gold Price/Grade/Recovery

Gold Price ($/oz)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
607.91	942	$573	$524	$479	$440	$404	$373
645.95	1,072	$654	$598	$547	$503	$463	$427
684.00	1,202	$734	$671	$615	$565	$520	$480
760.10	**1,461**	**$895**	**$818**	**$750**	**$690**	**$636**	**$587**
836.20	1,718	$1,054	$964	$884	$813	$750	$693
874.25	1,846	$1,133	$1,037	$951	$875	$807	$746
912.30	1,974	$1,213	$1,110	$1,018	$937	$864	$798

Sensitivity to Operating Cost

Oper Cost ($/tonne)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
55.2	1,769	$1,086	$993	$911	$838	$772	$714
58.6	1,693	$1,038	$950	$871	$801	$739	$682
62.1	1,616	$991	$906	$831	$764	$704	$651
69.0	1,461	$895	$818	$750	**$690**	$636	$587
75.9	1,303	$798	$729	$668	$614	$566	$522
79.3	1,224	$748	$684	$627	$576	$531	$490
82.8	1,144	$699	$639	$585	$538	$495	$457

Sensitivity to Capital Cost

Cap Cost ($ million)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
$170	1,488	$916	$839	$770	$708	$654	$604
$181	1,481	$911	$834	$765	$704	$649	$600
$192	1,474	$905	$828	$760	$699	$645	$596
$213	1,461	$895	$818	$750	**$690**	$636	$587
$234	1,447	$884	$808	$740	$680	$626	$578
$245	1,440	$879	$803	$736	$676	$622	$574
$256	1,433	$873	$798	$731	$671	$617	$570

Sensitivity to Uranium Price/Grade/Recovery

U_3O_8 Price ($/lb)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
$ 42.48	1,349	$826	$755	$692	$636	$586	$541
$ 45.13	1,377	$843	$771	$707	$649	$598	$553
$ 47.79	1,405	$860	$787	$721	$663	$611	$564
$ 53.09	1,461	$895	$818	$750	**$690**	$636	$587
$ 58.40	1,516	$929	$850	$779	$716	$660	$610
$ 61.06	1,544	$947	$866	$794	$730	$673	$621
$ 63.71	1,572	$964	$881	$808	$743	$685	$633

Sensitivity to Currency Exchange Rate

Exchange R:US$	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
$6.16	1,026	$620	$565	$517	$473	$435	$400
$6.55	1,154	$702	$640	$586	$538	$494	$456
$6.93	1,268	$773	$707	$647	$594	$547	$505
$7.70	1,461	$895	$818	$750	**$690**	$636	$587
$8.47	1,616	$993	$908	$834	$767	$707	$654
$8.86	1,683	$1,035	$947	$869	$800	$738	$682
$9.24	1,744	$1,074	$983	$902	$830	$766	$709

MWS Technical Report

Overview

The following summary of the MWS Project (formerly the Buffelsfontein Tailings Recovery Project) as set out in the MWS Technical Report reflects the completion of the MWS acquisition. The MWS Project is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand basin, approximately 160 km from Johannesburg and approximately 8 km from the town of Klerksdorp at Stilfontein, in the North West Province, South Africa.

The MWS Project was comprised fifteen tailings dams (one of which has been mined out), twelve of which originated from the processing of material from BMG and three MWS tailings dams, which originated from the processing of material from the now defunct Stilfontein Gold Mine as well as a gold recovery plant on the MWS site, which is situated near the currently operating BGM Underground Mine and which is currently recovering gold from the tailings. The operations involve the hydraulic mining of twelve tailings dams on the BGM site and two dams on the MWS site, using high pressure water cannons to slurry the tailings which will the be pumped to processing plants for the recovery of uranium and gold. First Uranium will also process tailings from the ongoing mining operations at BGM for recovery of uranium and gold. One of the tailings dams acquired from MWS (MWS No. 2) has been mined out and is currently undergoing final rehabilitation.

An expansion of the gold plant plus the initial uranium plant stages will be redesigned to suit the MWS site and the operation will grow in stages to be a nominal 1.9 million tpm tailings recovery project producing an average of 128,281 oz/yr gold and 1,234,348 lb/yr U_3O_8 in yellowcake over a 16 year production life.

The operation started as a 500,000 tpm tailings recovery project producing gold from the existing MWS gold plant which was upgraded to increase the design capacity to 633,000 tpm. Currently, the major assets and facilities associated with the MWS Project are:

- Gold and uranium resource within some 356 million tonnes of tailings (measured, indicated and inferred resources) contained in historical tailings facilities on the Buffelsfontein and MWS properties. The tailings will be processed to produce gold and uranium for First Uranium's account.
- Uranium and gold available for recovery from the tailings from the BGM Underground Mine.
- An operating 21,000 tpd gold recovery plant reclaiming mine tailings for the production of gold.
- An agreement with Simmer & Jack that will permit operations using some of BGM existing infrastructure and provide space on the existing surface of the BGM site for the processing plant and the use of existing tailings storage installations. First Uranium will in turn be responsible for the closure of the surface facilities after operations are complete.
- Access roads to the site.
- Additional MWS assets, including:
  - Licences and permits for mining, uranium processing, and water use.
  - Tailings storage area.
  - Unlined return water/evaporation dam.
  - Office block and administration buildings.
  - Houses west of the plant.
  - Associated pipeline, roads power lines.
  - Guard house and parking area.
  - Portions of land that have been rehabilitated and are at present under care and maintenance.

Conclusions and Recommendations

Minxcon have reviewed all the information and have made the following observations:

- Previously, the mineral resources were estimated using the Central Limit Theorem. All the dams have subsequently undergone an in-depth geostatistical remodelling using Datamine® as the platform package. An in-house estimation programme was used for the geostatistical modelling, which is also used by a series of major mining companies. All the dams have been re-estimated according to sound geostatistical principals, which have verified the confidence levels applied to the mineral resource estimation. Simple and ordinary kriging methodologies were employed. The kriging method of mineral resource estimation is deemed appropriate for the style of mineralization and is consistent with CIM guidelines.

- The preliminary assessment for the project published in May 2007 reflected the use of Pressure Leach technology. Since May 2007, significant test work has been undertaken, which is however not yet complete. Consequently, First Uranium has adopted a hybrid approach, which includes the initial use of proven Atmospheric Leach technology. The migration from Atmospheric Leaching to Pressure Leaching in the uranium plant in December 2009 is expected to reduce plant operating costs. In addition, the acid produced from the Pressure Leach circuit will positively impact the recovery of gold from the gold plant.
- The NPV of the MWS Project is positive at US$413 and the IRR is 69.9%.
- The MWS Project economics are most sensitive to the gold and uranium prices, exchange rates and capital expenditures ("**capex**").
- The Life of Mine ("**LOM**") of the MWS Project is estimated at 16 years.
- No inferred mineral resources were included in the economic analysis contained in the MWS technical report. The mineral resources that were not converted to mineral reserves, either do not have demonstrated economic viability, as illustrated by the cut-off grade calculations, or do not have sufficient information to confirm the gold and uranium grades.
- The only additional work that is anticipated includes the work to be undertaken on the new tailings dam that will be built to accommodate the reprocessed tailings from the fourteen tailings dams included in the report. Both the design and construction elements are already covered within the existing budget.

The following items are recommended for consideration as the MWS Project moves forward:

- Negotiations with the landowners to secure options for the land, comprising the new tailings dam site, need to be concluded.
- The pressure leach testwork for the design for the uranium processing plant must be finalized.
- Additional drilling for sulphur grades to be undertaken so as to evaluate the sulphur grades in the dams, which will be used in the acid plant.

Property, Description and Location

The MWS Project is located in the western portion of the Witwatersrand Basin, approximately 160 km from Johannesburg. The mine is located in the North West Province approximately eight km from the town of Klerksdorp at Stilfontein as illustrated in the map below.

The location of the fourteen tailings dams being recovered or proposed for recovery is illustrated below. MWS 2 (also shown on the map) has been mined out and is currently undergoing final rehabilitation The operations are situated on portions of the farms Stilfontein 408IP (MWS 2, 4 and 5 Dams and Plant), Buffelsfontein 443 IP (Buffels 1, 2, 3 and 4 Dams), Mapaiskraal 441 IP (Buffels 5 Dam), Zandpan 423 IP (Harties 1, 2, 5 and 6 Dams), Townlands 424 IP (Harties 7, NKGE and Flanagan Dams) and Strathmore 436 IP (Ellaton Dam). Only the Buffels 1 dam has not been evaluated, as it is currently being used to deposit the tailings produced from BGM.

The MWS operations involve the hydraulic mining of the tailings dams, pumping the slurry to a CIL plant at a rate of 536,000 tpm (as of April 2008), to be increased as soon as possible to 633,000 tpm, and the reprocessed tailings are then deposited onto MWS Dam 5. Water for the operations is obtained from the dewatering of the Margaret shaft.

The hydraulic mining and the management of the MWS tailings dam is undertaken by Fraser Alexander Tailings (Proprietary) Limited ("**Fraser Alexander**") on contract to MWS. Fraser Alexander is also responsible for the rehabilitation of the footprint of the mined tailings dams and the closure of the resulting tailings dams from the retreatment process.

The construction of an acid plant and a power generating plant is also planned for the operation although the acid plant will be an independent project from MWS which will purchase the acid. The proposed location of these two plants is illustrated below.

Location of Tailings Dams

Location of Tailings Dams


N
Palmietfontein 403 IP
MWS 4
MWS 5
Stilfontein 408 IP
MWS 2
STILFONTEIN
KLERKSDORP
Townlands of Klerksdorp 424 IP
FLANAGAN
Zandpan 423 IP
HARTEBEESTFONTEIN SECTION
Hartebeestfontein 422 IP
H6
H5
H1
H2
Wildebeestpan 442 IP
SITE 3
BUFFELSFONTEIN SECTION
ELATON
B2
B1
B3
B4
B5
Buffelsfontein 443 IP
SCALE
North West Province
Free State Province
LEGEND
Slimes Dam (unmined)
Slimes Dam (Currently Mining)
Slimes Dam (Mined out)
River
Road
Town
Farm Boundary
New Tailings Dam Site 3
Plant Site
Minxcon

Location of the Acid and Power Plants

Proposed location of the Acid and Power Plants



Proposed Site for Power Generation Plant
Location of Uranium Plant (currently being constructed)
Proposed Site for Acid Plant

Minxcon


Zimbabwe
Mozambique
Botswana
Namibia
Buffelsfontein Project
Pretoria
Johannesburg
Nelspruit
Maputo
Swaziland
Klerksdorp
Piet Retief
Harrismith
Richard's Bay
Upington
Kimberley
Bloemfontein
Pietermaritzburg
Springbok
South Africa
Durban
Colesbury
Port Shepstone
Middleburg
Umtata
N
Atlantic Ocean
Beaufort West
Vredenburg
East London
Indian Ocean
Capetown
George
Port Elizabeth
Kynsna
Gansbaai
kilometres

Land Tenure

The Project is located on portions of the farms Stilfontein 408IP, Buffelsfontein 443 IP, Mapaiskraal 441 IP, Zandpan 423 IP, Townlands of Klerksdorp 424 IP and Strathmore 436 IP, surrounding the town of Stilfontein, North West Province, South Africa (see the two diagrams above). The project is centered around the following coordinates: 26° 50' S and 26° 47' E.

The area is relatively flat lying, and the elevation varies between 1,330m above mean sea level ("**mamsl**") and 1,350 mamsl. The tailings dams are scattered over an area that stretches approximately 13.5 km north-south and 14 km east-west. The footprints of the fifteen tailings dams cover an area of approximately 1,100 ha.

South Africa has a complex system of mineral tenure, with all old order rights having to be converted to new order rights under the new regulations of the *Mineral and Petroleum Resources Development Act, No. 28 of 2002* ("**MPRDA**") by 2009. The MWS Project extends across portions of the following farms:

- Stilfontein 408IP (MWS 2, 4 and 5 Dams and Plant),
- Buffelsfontein 443 IP (Buffels 1, 2, 3 and 4 Dams),
- Mapaiskraal 441 IP (Buffels 5 Dam),
- Zandpan 423 IP (Harties 1, 2, 5 and 6 Dams),
- Townlands 424 IP (Harties 7, NKGE and Flanagan Dams) and
- Strathmore 436 IP (Ellaton Dam).

A summary of the legal aspects and tenure relating to these areas is detailed in the sections below:

Current Prospecting Right and Mining Licence – Buffels and Harties Dams

BGM currently holds an old order Mining Licence in respect of mining gold at the BGM underground mine but not for the mining of gold and uranium in the Harties and Buffels dams. BGM filed an application with the DME for a Prospecting Right (Ref No NW30/5/1/1/2/1488PR) with respect to uranium, sulphur (pyrite) and other minerals in terms of the BGM and tailings dams in order to secure its priority to such a right. The application was accepted by the DME on July 4, 2007.

BGM has also filed with the DME an application to convert its old order Mining Licence for the Buffelsfontein mine into a new order Mining Right. If and when this conversion application is approved, BGM intends to file with the DME one or more applications, (which together with the foregoing conversion application, are collectively referred to herein as the "Buffelsfontein Conversion Application") to:

(i) amend, with effect from the date of conversion, the new order Mining Right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings;

(ii) divide the new order Mining Right, if granted, into two separate new order mining rights – one in respect of the mining for gold, uranium and other minerals at the BGM underground mine and the other (the Buffelsfontein Tailings Mining Right) to be registered in the name of MWS in respect of the mining of the gold, uranium and other minerals in the MWS tailings dams; and

(iii) cede the Buffelsfontein Tailings Mining Right, if granted, to MWS.

In the interim, the Buffels 2 Dam, from which production is expected to begin in December 2007, will be mined under the Tailings and Rights Agreement between MWS, BGM and Simmer & Jack until such time as the Mining Right has been granted and notarially executed by the DME and transferred from BGM to MWS. An old order Mining Licence for the mining of the underground portions of BGM, as well as the surface tailings dams (for gold only) is still in place and is valid up to April 30, 2009.

Mining Rights – MWS Dams

The MWS dams had an old order mining licence (ML16/2003) to mine the material from the MWS 2, 4 and 5 dams that was valid until February 21, 2008. As mining of MWS Dam 2 was completed to February 2008, the expiry of this licence will not hinder current mining operations, as the MWS 4 and 5 dams are only expected to be mined in 2011 and 2013/14 respectively, by which time a new order Mining Right is expected to be in place.

Future Mining Right – Buffels Dams and MWS Dams

A new order Mining Right application, which covers all the Buffels, Harties and MWS dams, including the Flanagan, Ellaton and NKGE dams, has been compiled by Groundwater Consulting Services (Pty) Ltd. It was submitted to the DME during May 2008. It includes the mining of gold and uranium from all the tailings dams and has been compiled in the name of MWS, the company which will hold all the rights to mine all fourteen of the tailings dams.

Summary of Mining and Prospecting Rights/Licences

The following summarizes the legal tenure of the mining and prospecting rights/licences as at May 31, 2008:

Legal Tenure of the Tailings Dams

Type of Right/Application	Dumps Applicable	Mineral	Company	Ref No.	Status	Expiry Date	Comment
Old Order Mining Licence	All except Flanagan, Ellaton, NKGE	Gold	BGM	ML83	Valid	30 April 2009	Being converted to New Order Mining Right
New Order Prospecting Right	All except Flanagan, NKGE	Uranium, REE & Sulphur (in Pyrite)	BGM	1488PR	Valid		
New Order Prospecting Right Application	Flanagan, NKGE Ellaton	Gold, Uranium, Pyrite	MWS	1872PR	Granted on May 29, 2008	Will be 3 Years from EMP Approval	Is dependent on the approval of the EMP on the 31st of July, 2008
New Order Mining Right Application	All	Gold, Uranium, Pyrite	MWS	364MR	Submitted on 30 May 2008	Will be 30 years from Granting	

Surface Rights - MWS

The freehold held by MWS is summarized in the following table:

MWS Freehold

Farm Name	Portion Number	Area (ha)	Title Deed No.
Hartebeestfontein 422 IP	Re of Ptn 24	174.2967	T 18439/2005
Stilfontein 408 IP	Re of Ptn 21	97.0936	T 18439/2005
Stilfontein 408 IP	Re of Ptn 30	88.1534	T 18439/2005
Stilfontein 408 IP	Re of Ptn 33	18.2680	T 18439/2005
Stilfontein 408 IP	Re of Ptn 31	118.8037	T 18439/2005
Stilfontein 408 IP	Re of Ptn 10	272.7024	T 18439/2005
Stilfontein 408 IP	Re of Ptn 66	254.7884	T 18439/2005
Stilfontein 408 IP	Re of Ptn 49	39.2994	T 18439/2005
Stilfontein 408 IP	Re of Ptn 48	109.1917	T 18439/2005
Stilfontein 408 IP	Re of Ptn 15	189.2577	T 18439/2005
Stilfontein Ext 3 408 IP	ERF 3678	0.1379	T 2026/1994

The three MWS dams overlie this freehold. Minxcon has independently verified that these rights are held by Chemwes, a wholly-owned subsidiary of MWS.

The following table details the surface right permits ("**SRP**") held by BGM:

Surface Right Permits held by Buffels

Tailings Dam	Reference	Permit	RMT Plan	Nature of Right	Area Covered
Buffels 2, Buffels 3,	97	95/73	0.198/72	Slimes Dams, Reticulated Water	Unspecified
Buffels 5	95	10/74	0.82/73	Slimes Dam	Unspecified
Harties 1, Harties 2 (Ptn of)	14	C7/59	SR 398	Slimes Dam, Pipe Lines	218.9490
Harties 2 (remainder of)	57	69/82	063/82	Extension to Slimes Dam	19.0093
Harties 7	8	C19/64	743	Slimes Dam	40.7257
Harties 5, Harties 6	19	52/73	03/73	Area for Slimes Dam	157.2875
Unused	42	8/99	010/95	Slimes Dam	165.6564

Maps for the above surface rights were received by Minxcon and the location of the surface rights was checked to ensure that they did in fact correspond with the relevant tailings dams.

The following table was received from First Uranium and lists SRPs that are held over the farm Klerksdorp Townlands 424 IP, on which Flanagan and NKGE dams are located. The table did not have an accompanying map, so the location of these SRPs was not validated.

Surface Right Permits held by Buffels

FARM	MINING RIGHT DESCRIPTION	RMT NO.	REMARKS
Klerksdorp Townlands 424 IP	Portion of SRP C2/1936 and a portion of SRP C4/1935, Surface Right Permit, C18, 1953, SRP, C10/1940, SRP C2/1940, SRP t C19/1942, SRP C4/1941	701, 702, 217, 62, 53,102, 67	Acquired from Avgold and GFL Deed of Transfer No. 31/2001
	SRP C3/1940 for the purpose of two UG electric cables, overhead electric lighting line, two water pipelines and extension to slimes dam with fencing	53	
	SRP C20/1942 for the purpose of a slimes dam with fencing	102	
	SRP C1/1950 for the purpose of compound for the housing of persons employed by the permit holder in its mining activities, overhead electric power line, water pipeline.	146	
	SRP C16/1951 in respect of extension of compound for the housing of persons employed by the permit holder.	156	
	Portion of SRP C2/1936 for the purpose of slimes dam with fencing	50 & 701	
	SRP C4/1935 for the purpose of shaft equipment with fencing.	702	

As the Prospecting Right has been granted by the DME these surface rights issues will no longer be relevant.

Water Licence

BGM does not require a water licence as water for the mining operations will be bought from the Margaret Shaft. MWS holds a valid water licence (No. 23050323). This licence is valid until October 20, 2008.

Certificate of Registration (Nuclear Regulator)

MWS hold a Certificate of Registration under the National Nuclear Regulator Act, 47 of 1999 ("**CoR**"). This Act establishes and empowers the National Nuclear Regulator. The main object of the Regulator is to provide for the protection of persons, property and environment against nuclear damage through the establishment of standards and regulatory practices. A CoR is required to operate a uranium recovery processing operation. MWS has been issued a Certificate of Registration (CoR 36) dated July 3, 2003, which authorizes MWS to operate a nuclear facility (as defined). Fourteen procedures have been identified and the required documentation approved. When the additional plant is built, additional procedures will have to be identified and also approved. Application will be made to extend this CoR to include the BGM existing tailings dams and the tailings from the BGM Underground Mine. Concurrently, an application will be made to exclude those areas from the CoR issued to BGM, subject to the extension of the CoR issued to MWS.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The MWS Project is easily accessed by paved roads from Johannesburg. The Buffelsfontien and MWS properties are adjacent to each other and are located near the town of Stilfontein some 160 km to the south west of Johannesburg. The sites are accessed by the N12 highway. The properties are located in the western portion of the Witwatersrand Basin.

Climate

The climate in the area is typical of the Highveld of South Africa, with mild winters and warm to hot summers. Temperatures average approximately 30°C in summer and approximately 18°C in winter. The area falls within a summer rainfall area, with the highest rainfall recorded in January. The annual rainfall recorded is 625 mm. Mining operations can generally continue throughout the year, however heavy rain storms do have the potential to hinder the mining operations. During the past four years however, mining has only been suspended due to adverse weather conditions, for a total of approximately 72 hours.

Local Resources and Infrastructure

The Witwatersrand Basin has a long history of gold mining and mine suppliers and contractors are readily available locally. Experienced and general labour is available in the mine area. There is extensive existing infrastructure in the project area with a network of roads, electrical power lines and small towns.

Physiography

The surface topography over the area is characterized by moderately undulating plains. The area is relatively flat lying, and the elevation varies between 1,330 mamsl and 1,350 mamsl. The area has been highly disturbed by mining and the current vegetation types are dominated by grasslands and areas of secondary reeds, which are associated with areas surrounding the tailings dams or areas where the natural drainage has been restricted by mining access.

History of the MWS Project

Buffelsfontein

BGM consists of the Buffelsfontein Mine (also referred to as the South Division) and the Hartebeestfontein Mine (now known as the North Division). The Buffelsfontein Mine commenced production in 1954, while production at Hartebeestfontein commenced a year later. Randgold & Exploration Company Limited bought Buffelsfontein Mine from Mining House Gencor and, in September 1997, Durban Roodepoort Deep Group ("**DRD**") was formed when Durban Roodepoort Deep Limited merged with Blyvooruitzicht Gold Mining Company Limited and Buffelsfontein Gold Mines Limited. In August 1999, DRD bought the Hartebeestfontein mining business from the Anglovaal stable and incorporated it into BGM. DRD's northwest operations (Buffelsfontein and Hartebeestfontein) were placed under provisional liquidation on March 22, 2005, following continued financial losses and a massive earthquake on March 9, 2005, which caused damage to the No 5 shaft.

In October 2005, Simmer & Jack purchased the BGM (formerly DRD Gold's North West Operations), comprising the Buffelsfontein and Hartebeestfontein underground mines, out of provisional liquidation (the Buffelsfontein Liquidation Acquisition). The total acquisition cost was approximately $13.5 million, consisting of a purchase price of $6.1 million, $4.4 million in restart costs, as well as holding costs of $4.1 million incurred while operating as the preferred bidder on behalf of the provisional liquidators. Simmer & Jack shortly thereafter recommenced mining operations at the BGM Underground Mine and the production of gold in the gold plant. Both of the Buffelsfontein Mine and the Hartebeestfontein Mine have produced gold and uranium over periods of the mine life. The uranium plants were closed when the price dropped in the mid-1990s. Both uranium plants were decommissioned and demolished.

The ongoing production activity by BGM and its predecessors has generated a significant amount of underground development and ongoing exploration. The BGM Underground Mine is planned to produce at a rate of approximately 90,000 tpm until approximately 2030, after which only a tail of production is forecast to remain. While the Buffelsfontein property has a history of production, it is mostly from primary processing and not from the reclaiming and reprocessing of slimes. However, there have been some successful tailings reprocessing operations in the area, including the Chemwes operation, now held by MWS, on the Stilfontein tailings.

In connection with the Offering and Restructuring, FUSA entered into the Buffelsfontein Tailings and Rights Agreement with BGM and Simmer & Jack pursuant to which, among other things:

- BGM has covenanted to take all necessary steps to obtain all ministerial approvals required for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible;
- BGM has agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein and Hartebeesfontein tailings dams as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the BGM Underground mine; and
- BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA.

MWS

MWS was established in 1999 to effect sustainable environmental remediation while, at the same time, reclaiming and reprocessing mine tailings and other waste materials. MWS purchased the shares of Chemwes in 2003 as the inaugural project for the reprocessing of tailings. Chemwes is a wholly owned subsidiary of MWS. MWS holds the surface sources produced by SGM, neighbouring the BGM Underground Mine.

The Chemwes operation commenced as a uranium recovery operation based upon the SGM. SGM commenced operations as a gold mine in 1952 and had a primary uranium processing operation from 1953 to 1961. In the 1970s, the price of uranium rose and the recovery of uranium from the SGM tailings (and other tailings in the area) was investigated. Following laboratory test work, the Chemwes uranium plant was commissioned in mid-1979 and operated until 1989, processing 29.4 million tonnes of tailings and recovering 4,560 tonnes of U_3O_8.

Following the MWS purchase of Chemwes, the plant was converted to a gold tailings treatment plant and commenced operations in 2003. To-date, the Chemwes operation has produced 12.44 tonnes of gold from 26.98 million tonnes of material at an average grade of 0.461 grams of gold per tonne. No uranium has been extracted from the tailings material, which are likely to be reprocessed at a later stage for uranium. The mining of MWS 2 dam is complete, leaving only the MWS 4 and 5 dams still to be processed.

FUSA entered into a purchase agreement in April 2007 with the shareholders of MWS to acquire MWS and the underlying assets, including MWS 4 and 5 Dams and the operating processing plant, to provide a fast track approach for the processing of the tailings dams from BGM for the recovery of gold and uranium. The transaction closed on 6 June 2007. MWS, Simmers and BGM entered into an agreement whereby MWS assumed all of the rights and obligations of FUSA under the Buffelsfontein Tailings Right Agreement.

The following tables detail the mineral resources and mineral reserves were estimated for the MWS Project as at November 1, 2007:

MINERAL RESOURCE ESTIMATE - NOVEMBER 1, 2007
First Uranium Corporation - MWS Project

Historical Mineral Resources – November 2007

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au tonnes	U_3O_8kg/t	U_3O_8Mlb	U_3O_8
Measured	Buffels	2	24.1	0.398	309	9.6	0.086	4.58	2,077
	Buffels	3	24.9	0.350	280	8.7	0.099	5.44	2,466
	Buffels	4	14.1	0.374	170	5.3	0.102	3.17	1,439
	Harties	5	23.9	0.213	163	5.1	0.062	3.26	1,479
	Harties	6	13.3	0.199	85	2.6	0.063	1.85	839
Measured Total			**100.3**	**0.312**	**1,008**	**31.3**	**0.083**	**18.30**	**8,300**
Indicated	Buffels	5	47.6	0.235	360	11.2	0.063	6.62	3,001
	Harties	1	74.4	0.261	624	19.4	0.062	10.17	4,611
	Harties	2	43.8	0.262	369	11.5	0.060	5.79	2,626
	Harties	7	1.3	0.267	11	0.3	0.164	0.46	211
	Harties	NKGE	1.2	0.501	19	0.6	0.182	0.47	214
	MWS	2	0.6	0.450	9	0.3	0.082	0.11	49
	MWS	4 (Domain 1)	9.7	0.138	43	1.3	0.047	1.01	456
	MWS	4 (Domain 2)	17.4	0.280	157	4.9	0.133	5.12	2,322
	MWS	5	40.3	0.310	402	12.5	0.088	7.81	3,543
Indicated Total			**236.3**	**0.262**	**1,993**	**62.0**	**0.072**	**37.55**	**17,033**
Measured & Indicated Total			**336.6**	**0.277**	**3,000**	**93.3**	**0.075**	**55.85**	**25,333**
Inferred	Harties	Flanagan	0.0	0.694	1	0.0	0.152	0.02	7
	MWS	5	15.2	0.300	146	4.6	0.095	3.17	1,437
	MWS	5 (from MWS 2)	4.7	0.175	26	0.8	0.102	1.05	476
	Harties	Ellaton	1.3	0.387	16	0.5	0.147	0.41	187
Inferred Total			**21.2**	**0.279**	**189**	**5.9**	**0.100**	**4.64**	**2,106**

Notes:
1. Mineral Resources are quoted as in-situ Mineral Resources.
2. No cut-off grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Mineral Resources are quoted as inclusive of Mineral Reserves. Resources which are not Reserves do not have demonstrated economic viability.
5. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS 2 Dam.
6. MWS 4 Dam is split into two domains, namely Domain 1, which is the uppermost section of the dam, and Domain 2, the lowermost portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.

MINERAL RESERVE ESTIMATE - NOVEMBER 1, 2007
First Uranium Corporation - MWS Project

Historical Mineral Reserves – November 2007

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au	U_3O_8kg/t	U_3O_8Mlb	U_3O_8
Proven	Buffels	2	24.1	0.398	309	9.6	0.086	4.58	2,077
	Buffels	3	24.9	0.350	280	8.7	0.099	5.44	2,466
	Buffels	4	14.1	0.374	170	5.3	0.102	3.17	1,439
	Harties	5	23.9	0.213	163	5.1	0.062	3.26	1,479
	Harties	6	13.3	0.199	85	2.6	0.063	1.85	839
Proven Total			**100.3**	**0.312**	**1,008**	**31.3**	**0.083**	**18.30**	**8,300**
Probable	Buffels	5	47.6	0.235	360	11.2	0.063	6.62	3,001
	Harties	1	74.4	0.261	624	19.4	0.062	10.17	4,611
	Harties	2	43.8	0.262	369	11.5	0.060	5.79	2,626
	Harties	7	1.3	0.267	11	0.3	0.164	0.46	211
	Harties	NKGE	1.2	0.501	19	0.6	0.182	0.47	214
	MWS	2	0.6	0.450	9	0.3	0.082	0.11	49
	MWS	4 (Domain 2)	17.4	0.280	157	4.9	0.133	5.12	2,322
	MWS	5 (Indicated)	40.3	0.310	402	12.5	0.088	7.81	3,543
Probable Total			**226.6**	**0.268**	**1,950**	**60.6**	**0.073**	**36.55**	**16,578**
Proven &Probable Total			**326.9**	**0.281**	**2,957**	**92.0**	**0.076**	**54.85**	**24,877**

Notes:
1. Mineral Reserves are quoted as fully diluted delivered to mill estimates.
2. Based on assumptions of a gold price of $635 per ounce, a uranium price of $45 per pound and ZAR/$ exchange rate of 7.40, which are long term forecast figures (post 2012).
3. A Reserve COG of 0.28 g/t gold equivalent was used. Uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.
4. Rows and columns may not add exactly due to rounding.
5. The average LOM gold recovery applied was 66%.
6. An effective LOM uranium recovery of 27% was used and is based on an atmospheric leach process.
7. Only Domain 2 of the MWS 4 dam has been converted to a Mineral Reserve as the gold grade in Domain 1 is below cut-off.
8. The legal tenure of the NKGE dam is uncertain at present.

Geological Setting

Regional Geology

The MWS Project lies within the Witwatersrand Basin, an Archean sedimentary basin, whose surface expression is an elongate structure that extends longitudinally for approximately 300 km NE-SW by 100 km NW-SE. It contains an approximately 6 km thick stratigraphic sequence consisting mainly of quartzites and shales with minor intermittent volcanic units. The first stage of basin development is recorded by rocks of the Dominion Group, composed of fluvial sediments and volcanic rocks. The Witwatersrand Supergroup overlies the Dominion Group and has been subdivided into the lower West Rand Group and the upper Central Rand Groups, both of which consist primarily of sandstones, shales, and conglomerates. The Central Rand Group has produced the majority of the gold from the Witwatersrand Basin. The Ventersdorp Supergroup unconformably overlies the Witwatersrand Supergroup and is in turn overlain by the Transvaal and Karoo Sequences.

The differences in the morphology and gold distribution patterns from one reef to the next, and within individual reefs, reflect the different sedimentary processes that prevailed during deposition on erosional surfaces in fluvial and littoral environments. Despite its age, the sedimentary rocks within the Witwatersrand Basin are remarkably well preserved and relatively undeformed. The basin has undergone numerous phases of faulting but has not been subjected to significant metamorphism.

Local Geology

The BGM Underground Mine, as well as the now defunct SGM, is located in the Klerksdorp Goldfield and the mineralization is hosted by the Central Rand Group, the upper unit of the Witwatersrand Supergroup. This unit has produced the majority of the gold from the Witwatersrand Basin, and is composed predominantly of quartzite with subordinate zones of conglomerate and a single argillite horizon, i.e., the Booysens Shale Formation. Using the central position of the Booysens Shale, the stratigraphy of the Central Rand Group has been historically subdivided into the lower Johannesburg Subgroup and the upper Turffontein Subgroup. Mineralized reefs in the Johannesburg Subgroup tend, on average, to be more laterally extensive and more uniform in thickness and gold content. The principal gold-bearing conglomerate packages in the Johannesburg Subgroup are the Main Reef and Bird Reef. The mineralization at Buffelsfontein is hosted by the Johannesburg Subgroup of the Central Group. In the Klerksdorp Gold field, the Johannesburg Subgroup is represented by a sequence of quartzites, conglomerates, and quartz wackes, approximately 1,100 m thick.

Property Geology

Economic gold and uranium mineralization at the MWS Project area is hosted by the Vaal Reef, an oligomictic, pebbly, quartz arenite bed, deposited approximately 2.8 billion years ago as well as the Ventersdorp Contact Reef ("**VCR**") albeit to a far lesser extent, which is also an oligomictic, pebbly quartz arenite reef deposited approximately 2.78 billion years ago (Wilson and Anhaeusser, 1998). In the North Division (previously the Hartebeestfontein Mine), dips vary from shallow to 45°. The depth of the Vaal Reef varies between 800m and 2,500m due to the displacement by faults and dykes. Structural geological complexity decreases from east to west, as do the gold grades. In the South Division (BGM Underground Mine), dips average 25°. The structural geology is complex, with fault displacements of 800m to 1,000m. A thrust fault has caused triplication of the reef in the central area of the South Division.

During the past approximately 50 years during which time the BGM has been in operation, vast quantities of reef material have been processed for gold and the tailings from this processing deposited in the 12 surface tailings dams, which form part of this Project.
The three MWS dams, which also form part of this Project, originated from the mining of the conglomerate reefs of the now defunct SGM.

The gold deposits in the Witwatersrand Basin have a primary sedimentary origin and show great lateral continuity throughout the basin. Local discontinuities in mineralization within the reefs are a result of facies variation, ore formation processes, and structural history.

The mineralization planned for exploitation in the MWS Project is the tailings dams generated from operations over the years and from future tailings, provided from the mining operations at the BGM underground mine.

Deposit Types

The material contained in all fourteen of the tailings dams, forming part of the MWS Project, originated from the processing of the conglomerate reefs and waste material that was mined from both the BGM and the SGM underground mines. The material contained in the tailings dames is generally extremely fine, with particles varying in size from -25 microns up to -850 microns. The tailings dams differ significantly in size, from approximately 92 million tonnes (Harties 1 dam) to 45,000 tonnes contained in the Flanagan dam. All the deposits are surface deposits.

Mineralization

The gold and uranium contained in the tailings dams was originally associated with the conglomerate reefs that are/were mined at the BGM and SGM underground mines. The material from these mines has been processed over the years for gold, and for a period of time, uranium too.

Since the price of sulphur has escalated to the extent that it has in the recent past, the Corporation has opted to purchase and install, subject to financing, an "off the shelf" acid plant to produce sulphuric acid to reduce the future costs and secure the supply of acid required for the project.

Pyrite occurs naturally in the conglomerate in which the gold and uranium are hosted. Pyrite is an iron disulphide (FeS_2) and is often used to produce sulphuric acid. The pyrite will be roasted with excess oxygen to produce sulphur trioxide that forms sulphuric acid when combined with water.

Exploration and Drilling

Exploration

Exploration at the MWS Project has been limited to auger drilling the tailings dams as described below.

Drilling

All the drilling carried out on the MWS Project has been in the form of vertical auger drilling, using small mechanized auger drills. All the drilling that was carried out prior to March 2007 is referred to as historical drilling and all drilling carried out between March 2007 and November 2007 is termed recent drilling and drilling after November 2007 is termed current drilling. These three drilling campaigns will be discussed separately below:

Historical Drilling

The following table details all the information that is available for the historical drilling that was carried out on the tailings dams:

Summary of Historical Drilling

Dam	No of BHs Drilled	Comments	Ave BH Spacing (m)
Harties 1	6	Location of CH borehole unknown.	716
Harties 2	6	Location of CH borehole unknown.	597
Harties 5	6	Location of CH borehole unknown.	663
Harties 6	6	Location of CH borehole unknown.	211
Harties 7	unknown	No historical drilling information available.	n/a
Buffels 2	7	CH borehole was scaled off plan	270
Buffels 3	6	CH borehole was scaled off plan	370
Buffels 4	6	CH borehole was scaled off plan	350
Buffels 5	7	Includes CH borehole. Location of BH 6 not found	570
Flanagan	unknown	No information regarding historical drilling available	n/a
Ellaton	24	All locations unknown	n/a
NKGE	9	All locations unknown	n/a
MWS 2	61	All Locations Known	Not Modelled
MWS 4	45	All Locations Known	125
MWS 5	56	All Locations Known. Drilled between May 2000 and Feb 2007.	200
TOTAL	**245**	**Only 211 of these boreholes were valid and used.**	**388**

Note: CH refers to a Central Hole that was drilled.

All the boreholes were drilled using auger drillers by Dump and Dune Drillers ("**Dump and Dune**"), a professional dump drilling company, and the assaying of the samples was carried out by Performance Labs. Performance Labs is located in Randfontein, Gauteng Province, South Africa and they are accredited by the South African National Accreditation System ("**SANAS**") (Faculty Accreditation Number T0265). Performance Lab is independent of First Uranium. The facility complies with the general requirements of ISO/IEC 17025:2005 and the accreditation is valid until February 2010. Performance Labs is SANAS accredited for the assaying of gold via the fire assay technique. It should be noted that they are not yet accredited for uranium assaying.

The auger drilling machine extracted 50 mm diameter samples at 1.5m intervals. All the drilling took place vertically. The material was placed into plastic sampling bags and tagged with original sample numbers for each sample. The samples were sent through to Performance for assaying and the transportation of the samples was undertaken by a member of the drilling team.

Gold was analyzed via the standard fire assay methodology. The detection limit for gold is 0.02g/t au. Uranium was analyzed via the Aztec method of estimation, using an X-ray instrument. The detection limit for uranium is 0.01 kg/t U_3O_8. No information was available regarding the use of standards and blanks in-between the samples that were sent to the labs. Therefore it is assumed that this practice was not employed during the Historical Drilling exercise.

Internal QA/QC procedures at the Performance laboratory included assaying one duplicate sample and one standard sample from each batch of 20 samples. Although historical boreholes were drilled on the Ellaton and NKGE dams, the location of the boreholes were not available and therefore the information could not be utilized in the geological modelling and Mineral Resource estimation exercise.

Recent Drilling

The recent drilling on the dams was carried out by Dump and Dune as well as Gold Mine Sand and Slimes Dump Drillers ("**GMSSDD**"). Normal auger drilling (50 mm at 1.5m increments) was undertaken and the samples were bagged and individually numbered using standard procedures.

Samples were taken to Performance for analysis and the results of the assaying were emailed through to Mr. Ian Davidson, an independent consultant to First Uranium, for compilation. Minxcon received the assay results in their original format from Performance and sorted the data so that it could be utilized in Datamine®. The following table summarizes the recent drilling that was undertaken on the dams:

Summary of Recent Borehole Information

Dam	No of BHs Drilled	Ave Depth of BHs (m)
Harties 1	6	45.8
Harties 2	6	43.5
Harties 5	6	23.2
Harties 6	11	19.6
Harties 7	6	6
Buffels 2	-	-
Buffels 3	-	-
Buffels 4	-	-
Buffels 5	6	23.5
MWS 2	-	-
MWS 4	-	-
MWS 5	-	-
Flanagan	2	10.5
Ellaton	13	9.7
NKGE	10	13.3
TOTAL	**66**	**21.6**

Duplicate samples were sent to the Mintek Analytical Services Division ("**Mintek**"), located in Randburg, Gauteng for gold and uranium analyses. Mintek is SANAS accredited (Faculty Accreditation Number T0042) and are independent of First Uranium. The facility complies with the general requirements of ISO/IEC 17025:2005 and the accreditation is valid until January 2008. Gold was analyzed via the standard fire assay methodology. The detection limit for gold is 0.02g/t au. Uranium was analyzed via the Aztec method of estimation, using an X-ray instrument. The detection limit for uranium is 0.01 kg/t U_3O_8. Mintek are SANAS accredited for the assaying of gold via the fire assay technique. It should be noted that they are not accredited for uranium assaying.

All the drilling took place vertically.

Current Drilling

Since November 2007, 18 new auger boreholes (named BH 7 to BH 24) were drilled on Buffels 2 dam. The methodology of drilling and sampling did not change from the previous drilling exercise. All the boreholes were drilled using auger drillers by GMSSD during November 2007, a professional dump drilling company, and the assaying of the samples was carried out by Performance Labs. The auger drilling machine extracted 50mm diameter samples at 1.5m intervals. All the drilling took place vertically. The material was placed into plastic sampling bags and tagged with original sample numbers for each sample. The samples were sent through to Performance Labs for assaying and the transportation of the samples was undertaken by a member of the drilling team.

Gold was analysed via the standard fire assay methodology. The detection limit for gold is 0.02g/t au. Uranium was analysed via the Aztec method of estimation, using an X-ray instrument. The detection limit for uranium is 0.01kg/t U_3O_8. Internal QA/QC procedures at the Performance Lab included assaying one duplicate sample and one standard sample from each batch of 20 samples.

The results of the assaying were emailed through to Mr. Iain Davidson, an independent consultant to First Uranium, for compilation. Minxcon received the assay results in their original format from Performance Labs and sorted the data so that it could be utilised in Datamine®.

All the drilling took place vertically.

Sampling, Method and Approach

Sampling was carried out after each 1.5 m drill rod was pulled out of the tailings dam. The material is placed directly into a plastic sampling bag from the drill rod and the drill rod is cleaned after each sample is taken. The sample bag is numbered with an individual sample number and sealed using a stapler. All sampling took place in the boreholes. Sampling is evenly spaced at 1.5 m increments down the boreholes, from the top of the borehole usually to the floor of the dam (if conditions allowed). Spacing of the boreholes across the dams differs from dam to dam.

Recovery of the material is generally very high and only samples where the recovery is good are used. However, if the tailings material is wet, recoveries are low and the drilling of the borehole is stopped. It is for this reason that not all of the boreholes reach the floor of the dam. These boreholes are utilized up to and including the last valid sample where recovery was acceptable.

The core sampling was conducted by Dump and Dune or GMSSDD and both companies have a long history of drilling and sampling sand and tailings dams. A representative of MWS carried out regular checks of the sampling that was being conducted and no problems were encountered. Therefore, there is no reason to believe that the sample quality was not to standard and the sampling is considered representative.

As the entire tailings dam will be mined, samples need to be taken through the entire length of the borehole, up to and including a sample of the soil intersection (if reached). Samples were taken at 1.5 m downhole intervals, each sample weighing approximately 3 kg. This sampling interval is the standard interval used for this type of sampling. The samples are not composited as the sample lengths are all uniform. The boreholes are drilled vertically; therefore no true widths need to be calculated.

Sample Preparation, Analysis and Security

Core samples were prepared by an independent drilling company, being either Dump and Dune or GMSSDD. The sampling was overseen by a representative of MWS in order to ensure that no contamination took place. All the auger drill samples were prepared at the Performance Labs in Johannesburg, by drying and pressing through a 1.0 mm screen to break up lumps.

Analysis for gold was by standard fire assay procedures, using a 30g or 50g sample with a gravimetric finish. The detection limit is 0.02 g/t gold, with the practical range of the method from 0.08 to 3 027g/t gold (Au). The method-reporting limit is 0.08g/t gold (Au). The Performance Labs is accredited by the SANAS, an affiliate of the Standards Council of Canada. First Uranium employees or consultants were not engaged in the sample preparation or analyses. Performance Labs are SANAS accredited for the assaying of gold via the fire assay technique.

QA/QC procedures at the Performance Labs included assaying one duplicate sample and one standard sample from each batch of 20 samples.

All sampling was conducted to strict industry standards. Minxcon also carried out an independent audit on the sampling procedures that were carried out by the drillers, who were carrying out the sampling. No material issues were identified and Minxcon is satisfied that the sampling carried out is adequate for this type of deposit, the sample preparation and analysis were done according to standard industry practice and no breaches in security were detected.

Data Verification

With regard to the Buffels and Harties dams, First Uranium relied on the QA/QC program carried out by Performance Labs. Minxcon did not carry out any independent sampling due to the fact that Minxcon is familiar with Performance Labs and considers their QA/QC processes to be compliant with both SAMREC and NI 43-101 Codes.

The MWS 4 and 5 dams had verification holes drilled by Dump and Dune in April 2007. The grade differences obtained from the sampling of the verification boreholes was less than 10%, which was considered to be acceptable. With regard to the Buffels 2 dam, First Uranium relied on the QA/QC program carried out by Performance Labs. Minxcon did not carry out any independent sampling due to the fact that Minxcon is familiar with Performance Labs and considers their QA/QC processes to be compliant with both NI 43-101 and SAMREC Codes.

All the electronic data was analyzed during the estimation process and any outliers were excluded from the database.

Performance carried out independent verification of the assaying results. Minxcon also carried out independent verification of the assay results, in the form of removing any outliers from the database.

Minxcon did not carry out independent drilling or sampling of the tailings dams. The data verification conducted by the laboratory was, in Minxcon's opinion, sufficient for the information to be used in the estimation of the Mineral Resources. The failure for Minxcon to independently verify all the data was not deemed necessary for the Mineral Resource estimation process as Minxcon considered that sufficient steps had been taken by independent sources to verify the data.

Mineral Processing and Metallurgical Testing

In September 2007, First Uranium's Board of Directors approved the following expansion projects:

- **Module 1 – Completion Due end January 2008** – Expansion of the capacity of the gold plant from 600,000 tpm to process 633,000 tpm;
- **Module 2 – Completion Due December 2008** –Further expansion of the gold plant to increase its capacity to 1,283,000 tpm and the construction of the first two modules of the MWS Project's uranium plant;
- **Module 3 – Completion Due December 2009** – Further expansion of the gold plant to increase its capacity to 1,933,000 tpm and the construction of the third module of the MWS Project's uranium plant.

Mineral Processing (Module 1)

Mineral processing at the Chemwes plant has been taking place for the past 4 years, whilst the MWS 2 dam was being processed. The current gold plant will be upgraded to ensure it can accommodate the 633,000 tpm that are planned for processing. The gold plant, as it has been designed, can process on average 943 tph at a density of 1.43 t/m^3 and 94% availability and utilization. This translates to an average of 633,000 tpm, taking into account that the 28, 30 and 31 day months will achieve 581,944 tpm, 624,492 tpm and 645,766 tpm respectively.

Although the current Chemwes plant circuit was designed for 570,000 tpm, the plant has previously achieved 623,000 tpm (May 2005). The reason for this is that the CIL circuit can comfortably achieve a rate of 525,000 tpm. The fines/coarse spit is of the order of 70-80/20-30, thus a total reclaimed tonnage of 650,000 will split 520,000 tpm to the thickeners and CIL, and 130,000 tpm to the float. Float tails go directly to the residue tank together with the CIL residue. Phase 1B and 2 will design the CIL circuits to achieve rates of 650,000 tpm through the CIL, as there will be no splits within the circuits.

Metallurgical Test Work (for Module 2 and 3)

There have been two phases of uranium and gold recovery testing undertaken for First Uranium by Mintek. The first was completed in mid-2006 and the second in May 2007. The viability was based upon the Phase 1 testing. A summary of the second phase is being reported whilst both phases were used to decide upon the optimal processing method that will be employed.

Phase 1 – Mintek Testwork – Gold

Bulk samples were prepared by Performance Labs and, after their analyses, Mintek was retained to carry out the metallurgical test work. The following is an extract from Mintek's reports titled "Laboratory Gold and Uranium Flotation Scoping Studies on Gold Slimes Dams Material" dated May 23, 2006, and "Scoping Studies on the Leaching of the Buffelsfontein Concentrates" dated June 28, 2006. Note that, through this section, Mintek have reported results as U and not U_3O_8 and 1% U is equal to 1.18% U_3O_8.

The sample was treated "as received" and had a head grade of 0.360g/t Au. Of the total contained gold, 51.11% (0.184 g/t) was extracted by direct cyanidation. CIL dissolution indicated that 5.73% (0.021 g/t) of the contained gold was preg-robbed by constituents occurring in the ore. Some 56.84% (0.205 g/t) of the gold is therefore expected to be recoverable by carbon-in-leach ("CIL") processing. The HCl digestion indicated that 20.49% (0.074 g/t) of the contained gold was associated with HCl digestible minerals (calcite, pyrrhotite, etc.), while 10.13% (0.036g/t) was associated with the more stable sulphides, digested with HNO3 (e.g., pyrite, sulphides, arsenopyrite, etc.). Of the remaining gold, 1.76% (0.006 g/t) was found to be associated with carbonaceous constituents in the ore and 10.78% (0.039 g/t) of the gold is assumed to be occluded in gangue constituents. After all the test work was completed, it was determined that the gold recovery process would be by CIL.

Phase 1 – Mintek Testwork – Uranium

After determining that the gold recovery process would be by CIL, test work was started to determine a recovery route for the uranium. Two floatation strategies were explored. The first aimed at flotation of the sulphides using xanthate collectors, the second aimed at uranium minerals using fatty acid collectors. The latter provided high mass pulls, with high reagent costs. Neither process produced high recoveries with acceptable concentrate grades. However, acceptable concentrate grades were achieved by sacrificing recovery. A preliminary financial optimization was completed, which suggested that a mass pull of between 10% and 20% would be optimal. Financial modeling indicates that the most effective mass pull is 13% where the relative product extraction versus associated operating cost is optimal.

Phase 2 – Mintek Testwork

Equal quantities (800 kg each) of material from Buffels Dams 2, 3 and 4 were delivered to Mintek and blended into a composite. The composite was subjected to:

- flotation tests for the recovery of uranium including a mini plant test run;
- uranium leach tests on the flotation concentrate (atmospheric and pressure leaching); and
- gold diagnostic leach and CIL test work.

The flotation tests indicated that a mass pull of 15% was required to achieve a U grade of 200 ppm at recovery of approximately 37%. The mini mill plant was able to produce a 210 kg bulk concentrate with a grade of 239.7 ppm uranium. With pressure leaching extractions of 88% to 91% were achieved after two hours of leaching. Bottle roll leach tests on material that was composed of 84% flotation tails and 16% uranium leaching tails generated gold dissolution of 50% to 70% as a direct CIL while acid pretreatment increased the dissolution to 58.1% to 74.2%.

Revised test work has been done which has led First Uranium to implement an Atmospheric Leach, followed by Pressure Leach process to the uranium plant. The model assumptions are as follows:

Table 1: Summary of Recoveries (May 2007 vs. November 2007)

Recovery	May 2007 (as was)			November 2007 (as is)		
	Pre Nov '08	Post Nov '08	Post Nov '09	Pre Nov '08	Post Nov '08	Post Nov '09
Au Recovery - CIL only	52%	-	-	52%	-	-
Au Recovery - Atmospheric Leach	-	-	-	-	58%	-
Au Recovery - Pressure Leach	-	68%	68%	-	-	68%
Float Recovery	-	30%	30%	36.8%	36.8%	36.8%
U3O8 Recovery - Atmospheric Leach	-	-	-	-	75%	-
U3O8 Recovery - Pressure Leach	-	90%	90%	-	-	90%
Effective Uranium - Recovery	-	27%	27%	-	28%	33%

The average LOM gold recovery is 66% and the average LOM uranium recovery is 33%.

Mineral Resource Estimates

The surface mineral resources comprise 14 tailings dams containing approximately 356 Mt on the property as a result of processing mineralization from the Buffelsfontein, Hartebeestfontein, and Stilfontein underground mines comprising the MWS Project. The tonnage is based on the independent assessment of the mineral resources that was carried out by Minxcon during 2008. All mineral resources and mineral reserves, that have been reported herein, are compliant with the specifications embodied in the SAMREC Code as well as NI 43 101.

Mineral resources have been reported separately, as per NI 43-101 and the SAMREC Code, as:

- Measured Resources;
- Indicated Resources; and
- Inferred Resources.

Mineral reserves have been reported separately, as per NI 43-101 and the SAMREC Code, as:

- Proven Reserves; and
- Provable Reserves.

All mineral resources are quoted as inclusive of mineral reserves.

The mineral resources and mineral reserves for the MWS Project are detailed in the sections below. This report was compiled in accordance with the requirements of NI 43-101.

Mineral Resources

The mineral resources detailed below are effective as at 31 March 2008, as they take into account the fact that MWS was mined out by this time.

Mineral Resource Estimates (31 March 2008)

Surface			Tonnes	Gold			Uranium		
Category	**Place**	**Dam**	**Mt**	**Aug/t**	**Au ('000oz)**	**Au tonnes**	**U_3O_8 kg/t**	**U_3O_8 Mlb**	**U_3O_8 tonnes**
Measured	Buffels	2	23.2	0.36	267	8.3	0.09	4.61	2 090
	Buffels	3	24.9	0.35	280	8.7	0.10	5.44	2 466
	Buffels	4	14.1	0.37	170	5.3	0.10	3.17	1 439
	Harties	5	23.9	0.21	163	5.1	0.06	3.26	1 479
	Harties	6	13.3	0.20	85	2.6	0.06	1.85	839
Total Measured			99.4	0.30	965	30.0	0.08	18.33	8 313
Indicated	Buffels	5	47.6	0.24	360	11.2	0.06	6.62	3 001
	Harties	1	74.4	0.26	624	19.4	0.06	10.17	4 611
	Harties	2	43.8	0.26	369	11.5	0.06	5.79	2 626
	Harties	7	1.3	0.27	11	0.3	0.16	0.46	211
	Harties	NKGE	1.2	0.50	19	0.6	0.18	0.47	214
	MWS	4 dom 1	9.7	0.14	43	1.3	0.05	1.01	456
	MWS	4 dom 2	17.4	0.28	157	4.9	0.13	5.12	2 322
	MWS	5	40.3	0.31	402	12.5	0.09	7.81	3 543
Indicated Total			235.7	0.26	1 984	61.7	0.07	37.44	16 984
Total Measured & Indicated			335.1	0.27	2 949	91.7	0.08	55.77	25 297
Inferred	Harties	Flanagan	0.05	0.69	1	0.03	0.15	0.02	7
	MWS	5	15.2	0.30	146	4.6	0.09	3.17	1 437
	MWS	5 (from 2)	4.7	0.18	26	0.8	0.10	1.05	476
	Harties	Ellaton	1.3	0.39	16	0.5	0.15	0.41	187
Inferred Total			21.2	0.28	189	5.9	0.10	4.64	2 106

Notes:
1. Mineral Resources are quoted as in-situ Mineral Resources.
2. No cut-off grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Mineral Resources are quoted as inclusive of Mineral Reserves. Resources which are not Reserves do not have demonstrated economic viability.
5. MWS 4 Dam is split into two domains, namely Domain 1, which is the uppermost section of the dam, and Domain 2, the lowermost portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.

Mineral Reserves

The following mineral reserves have been classified:

Mineral Reserves as at 31 March 2008

Surface			Tonnes	Gold			Uranium		
Category	**Place**	**Dam**	**Mt**	**Aug/t**	**Au('000oz)**	**Au (t)**	**U_3O_8kg/t**	**U_3O^8Mlb**	**U_3O_8 (t)**
Proven	Buffels	2	23.2	0.36	267	8.3	0.09	4.61	2 090
	Buffels	3	24.9	0.35	280	8.7	0.10	5.44	2 466
	Buffels	4	14.1	0.37	170	5.3	0.10	3.17	1 439
	Harties	5	23.9	0.21	163	5.1	0.06	3.26	1 479
	Harties	6	13.3	0.20	85	2.6	0.06	1.85	839
Proven Total			**99.4**	**0.30**	**965**	**30.0**	**0.08**	**18.33**	**8 313**
Probable	Buffels	5	47.6	0.24	360	11.2	0.06	6.62	3 001
	Harties	1	74.4	0.26	624	19.4	0.06	10.17	4 611
	Harties	2	43.8	0.26	369	11.5	0.06	5.79	2 626
	Harties	7	1.3	0.27	11	0.3	0.16	0.46	211
	Harties	NKGE	1.2	0.50	19	0.6	0.18	0.47	214
	MWS	4 dom 2	17.4	0.28	157	4.9	0.13	5.12	2 322
	MWS	5	40.3	0.31	402	12.5	0.09	7.81	3 543
Probable Total			**226.0**	**0.27**	**1 941**	**60.4**	**0.07**	**36.44**	**16 529**
Total Proven &Probable			**325.4**	**0.28**	**2 907**	**90.4**	**0.08**	**54.77**	**24 842**

Notes:

1. Mineral Reserves are quoted as fully diluted delivered to mill estimates.
2. Based on assumptions of a gold price of $711 per ounce, a uranium price of $49 per pound and ZAR/$ exchange rate of 7.57, which are long term forecast figures (post 2012).
3. A Reserve COG of 0.28g/t gold equivalent was used. Uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.
4. Rows and columns may not add exactly due to rounding.
5. The average LOM gold recovery applied was 68% and 34% for uranium.
6. Only Domain 2 of the MWS 4 dam has been converted to a Mineral Reserve as the gold grade in Domain 1 is below cut-off.

Mining and Production

The tailings are recovered using high pressure water cannons. The pulp is screened to remove debris and coarse material at the dam. The screened slurry is then pumped to the plant. Most of the water required for the process is used at this stage. This type of recovery operation is not uncommon. The AngloGold Ashanti Limited ERGO project operated for 25 years recovering gold and uranium from tailings dams using this method of tailings recovery.

All of the measured and indicated mineral resources of the combined MWS Project will be recovered and processed except for the MWS 4 dam (Domain 1). In the MWS 4 dam, the upper 12m of the dam has been sampled and identified as having too low a grade for recovery and treatment. Therefore, the top 12 m of material will be moved to a tailings storage area. The bottom portion of the dam will then be available for recovery and treatment.

The following table details the production schedule of the mining of the tailings dams:

LOM Tonnage Profile


25000000
20000000
15000000
10000000
5000000
0
Mar09
Mar10
Mar11
Mar12
Mar13
Mar14
Mar15
Mar16
Mar17
Mar18
Mar19
Mar20
Mar21
Mar22
Mar23
B 5
H 6
H 2
H 5
H 1
MWS 5
B 3
B 4
MWS 4
H 7
NKGE
B 2

The plant is currently running at a rate of 536ktpm being fed by material from the Buffels 2 dam. In the previous report it was estimated that the plant would be running at a capacity of 633ktpm from January 2008, but there have been issues with the clay material that has been encountered in the tailings dam. Volume throughput is however on the increase at present.

The preproduction phase for the mining is relatively short and includes the installation of piping to the plant, collection ditches, water pumping areas, and a screening plant in the area to be reclaimed. Power is available in the area as this is an industrial area with power lines feeding the various mines and mills. There is an existing network of roads in the area. The main mine equipment consists of slurry and water piping and cannons for hydraulic mining of the tailings.

In addition to the recovered tailings, there is a concentrate stream (3.2Mt over the LOM) from the BGM Underground Mine gold plant that will be taken to the tailings recovery plant and treated for the recovery of uranium and gold. The BGM Underground Mine operates at about 90,000 tpm from a number of shafts. The ore is leached for gold recovery, but there is no longer a uranium recovery circuit at the facility.

Recoverability

The following graph illustrates a summary of the recoverability for gold and uranium over the LOM:

Gold and Uranium Recoveries



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
Gold Recovery
Total U3O8 Recovery

The first stepped increase in the recoveries of both gold and uranium, occurs as a result of the uranium plant being introduced with an atmospheric leaching circuit, which will also increase the amount of gold that is liberated, thus increasing the gold yield. The second stepped increase that takes place as a result of the replacement of the atmospheric leach processing facility with a pressure leach processing facility, which increases the yield of both the gold and uranium.

The further expansion of the MWS gold plant to double its capacity and the construction of the first two modules of the Project's uranium plant has been initiated for commissioning in December 2008. The third and final modules of the gold plant and the uranium plant are to be commissioned in December 2009.

Environmental Considerations

An environmental management program report ("**EMPR**") was compiled on the MWS Project area by Envirogreen Consulting in November 2001. This EMPR covered only the Reprocessing of the MWS 2 dam. In undertaking the mining of MWS 2 dam, MWS undertook to contribute sufficient revenue from the project into the then existing SGM Rehabilitation and Closure Trust fund to cover the full rehabilitation and close liability for the remaining extent of the SGM. An independent closure programme was compiled for the remaining areas of the SGM property in which the outstanding liabilities were estimated and proposed closure works detailed.

BGM has an old order mining right to mine the area occupied by the BGM Underground mine and the Hartebeestfontein Gold Mine (ML 4/2001). The BGM Underground Mine has an EMP, approved in August 2002 by the DME, which includes retreatment of the tailings dams. This EMP was updated in by GCS in October 2007 to include the closure cost of the BGM, which includes the tailings dams.

Capital and Operating Cost Estimates

Capital Expenditure

The capital expenditure has been broken down into three phases, namely Phase 1A, Phase 1B and Phase 2. Read, Swatman and Voigt (Pty) Ltd. ("**RSV**") and K'enyuka carried out the costing for the Capital Expenditure for the different phases, and Minxcon has relied upon this information to calculate the economic viability of the Resources and hence the Reserves. It should be noted that RSV have performed the Phase 1A and 1B Capital Cost Estimations to Feasibility level of accuracy and the Phase 2 Capital Cost Estimations to Pre-Feasibility level of accuracy.

The following summary of estimated capital costs have been factored into the DCF:

Capital Costs (FY2008-2009) (US$)

PHASE	Unit	2008	2009	2010	2011	Total
Phase 1A	$ '000,000	3.2	1.4			**4.6**
Phase 1B	$ '000,000	9.6	97.9	31.6	3.0	**142.1**
Phase 2	$ '000,000			58.2	13.3	**71.5**
New Tailings Dam	$ '000,000		13.1	25.0	2.6	**40.7**
Sub Total	$ '000,000	**12.8**	**112.4**	**114.8**	**18.8**	**258.8**
MWS Plant Capex	$ '000,000	1.6				**1.6**
Sub Total (NPV Valuation Capital)	**$ '000,000**	**14.4**	**112.4**	**114.8**	**18.8**	**260.4**
Add Back Phase 1A Capital expensed to Nov '07	$ '000,000					14.8
Add Back Phase 1B Capital expensed to Nov '07	$ '000,000					**1.0**
Grand Total (LOM Capital)	$ '000,000					**276.2**
Grand Total (LOM Capital)	ZAR '000,000					**2,043.9**

The US$1.6 million for the MWS plant expansion from 600,000tpm to 633,000tpm has already been expended and consequently does not form part of this economic evaluation.

Operating Cost Estimates

The following graph illustrates the estimated operating costs for both gold and uranium over the life of the mine:

Gold and Uranium Operating Costs



180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
ZAR/t
■ Gold Float and CIL Plant (R/t reclaimed)
□ Uranium Plant (R/t Float)
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Note: Gold expressed as per ton reclaimed and Uranium as treated per Float Concentrate

Independent Economic Analysis

Minxcon carried out an independent economic analysis on the MWS Project. The discounted cash flow ("**DCF**") method of mineral project valuation was used to estimate the value of the project. This method is generally applied to late stage exploration to early development projects. This report constitutes a pre-feasibility study, which has demonstrated positive economic results, thus enabling the Corporation to commence with the construction of the plants and associated infrastructure. The Corporation will progress with the necessary work to move the MWS Project from pre-feasibility to feasibility level.

Prices and Projections

Exchange Rate and Metal Prices

The following table details the gold and uranium prices as well as the ZAR/$ exchange rate that were used in the DCF:

Gold and Uranium Prices and Exchange Rates

Years Ending		Unit	Mar 2009	March 2010	March 2011	March 2012	> March 2012
April 2008	Gold Price	$/oz	889.64	907.49	874.14	796.62	711
	Uranium Price	$/lb	96	92	79	75	50
	Exchange Rate	ZAR/$	7.27	7.36	7.50	7.45	7.57

The gold and uranium prices, used in the valuation of the MWS Project, were calculated from an average nominal consensus forecast from investment banking institutions, which was then deflated by 2.5% (from 2009 to 2011) to bring the figures back to real terms. After 2011 the long term trends were used.

A decision was made to increase the price assumptions for gold and lower slightly the prices for uranium, as the prices for gold and uranium were considered to be outdated, considering the current prices for the commodities. Therefore, prices of $889.64/oz (2008) for gold and $96/lb for uranium declining to US$50/lb were used in light of the fact that the price of gold on the 31st March 2008 closed at US$933.50 per ounce (London PM Fix) and the average price for uranium in March 2008 was US$65/lb. The US$/ZAR exchange rate as at 31st March 2008 was ZAR/US$8.14.

Discounted Cash Flow

A real discount rate of 8% was used in the DCF, based on a nominal discount rate of 14.63%. After taking into consideration the impact of the power situation, the undiscounted after-tax real cash flow totals $757 million over the mine life for the operation on a stand-alone basis. The Total Cash Cost is $3.44 per reclaimed tonne. Working capital, Revenue royalties, General and Admin Costs, rehabilitation net of Scrap sale credits adds a further $0.57 per ton for a Total production cost of $4.00 per tonne. The NPV at real discounts rates of 6.1%, 8%, and 9.9% is, respectively, $473.07, $413.64 and $363.22 million.

The following table details the summary of the DCF and reflects a robust cash flow:

Summary of DCF (Real Terms)

Discount Rate	8%
Project Value (US$ million)	413.60
IRR (%)	69.9%

The following table details the consolidated DCF.

NPV Sensitivities (Real Terms)

Exchange rate				
80%	**90%**	**100%**	**110%**	**120%**
264.55	347.65	413.60	467.81	512.98
Metal Price				
80%	**90%**	**100%**	**110%**	**120%**
211.64	312.89	413.60	514.59	615.57
Variable Cost				
80%	**90%**	**100%**	**110%**	**120%**
498.79	456.20	413.60	371.01	328.42
Capex				
80%	**90%**	**100%**	**110%**	**120%**
447.97	430.79	413.60	396.42	379.24

The NPV is most sensitive to metals prices, exchange rates and Capex. Due to large upfront expenditure on the plant and relative short life, Capex also have an impact, although not as much as the economic factors.

The mines payback period is 2.80 years. The life of the operation, using the estimated mineral reserves, is 16 years.

SOUTH AFRICA

The following is a summary of the South African legal and regulatory environment in which the Corporation operates.

Overview

The Republic of South Africa is an industrialized, democratic republic that covers approximately 1.2 million square km. It is situated on the southernmost tip of Africa and bordered by the ocean and by the countries of Botswana, Lesotho, Mozambique, Namibia, Swaziland and Zimbabwe. South Africa's population is estimated at approximately 47.4 million people. There are eleven official languages in South Africa with English, Afrikaans, Xhosa, Zulu and Sotho being the most widely spoken. Business in South Africa is conducted mainly in English.

South Africa is a middle-income, market economy with an abundant supply of natural resources as well as an advanced financial, legal, communications, energy, and transport infrastructure. South Africa's major industries consist of mining, agriculture, tourism, automobile assembly, metal working, machinery, textile, iron and steel, chemicals, fertilizer and foodstuffs. South Africa is the world's largest producer of platinum, gold and chromium and is a major producer of diamonds, manganese, coal and iron ore. South Africa has an unemployment rate that is higher than other developing nations and the economy is affected by a high crime rate and high HIV infection rates. South Africa's gross domestic product in 2005 was approximately $237 billion.

With effect from February 4, 1997, South Africa adopted a new constitution, the Constitution of the Republic of South Africa, 1996 (the "**Constitution**"). The Constitution, inter alia, provides for a common citizenship for all South Africans, the creation of a sovereign and democratic constitutional state, nine provinces with defined legislative and executive powers, an independent judiciary that includes a constitutional court, a supreme court of appeal and high courts in the various provinces. The Constitution places an obligation on the South African government to take legislative and other measures to achieve land, water and related reform in order to redress the result of past racial discrimination and to implement a procurement policy providing for categories of preference in the allocation of contracts (for government procurement) and protection or advancements of persons disadvantaged by unfair discrimination. As a result of these obligations of the government, and generally in an effort to provide previously disadvantaged individuals with access to property, business opportunities and other benefits generated by the South African economy, the government has embarked on a process of implementing a number of statutes aimed specifically at the advancement of previously disadvantaged individuals and communities.

During 2000 the first of a number of statutes aimed at implementing the obligations placed on the government under the provisions of the Constitution, was promulgated in the form of the Preferential Procurement Policy Framework Act, 2000 (the "**PPA**"). This was followed in 2002 by the MPRDA and the Broad-Based Black Economic Empowerment Act, 2003 (the "**BEE Act**"). Following the promulgation of the MPRDA, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the "**Mining Charter**") was published under the provisions of Section 100(2)(a) of the MPRDA. Further, a number of draft BEE Codes of Good Practice on Broad Based Black Economic Empowerment (the "**Codes**") have been published for comment since 2004 under Section 9 of the BEE Act. At present the final Codes have been tabled to Cabinet and are expected to be gazetted in the next few months.

South African Mining Law

Introduction and Historical Perspective.

Until April 30, 2004 the right to prospect and mine for minerals was primarily regulated by the Minerals Act, No. 50 of 1991 (the "**Minerals Act**"). The Minerals Act vested the right to mine a particular mineral in the holder of the mineral rights in respect of the relevant mineral in relation to the land in question. The MPRDA became law on May 1, 2004 and replaced the Minerals Act. The MPRDA regulates the prospecting for, and optimal exploitation, processing and utilisation of minerals, provides for safety and health in the mining industry, and controls the rehabilitation of land disturbed by exploration and mining.

Mineral and Mining Rights

The MPRDA provides that South Africa's mineral and petroleum resources are the common heritage of all the people of South Africa and that the State is the custodian thereof for the benefit of all South Africans. Owing to the change brought about by the new system, provision had to be made for a transition from the old regime, in which the role of the State was regulatory in nature, and in which the right to prospect and mine vested in the holder of the mineral rights, to the new regime which provides for the State to grant prospecting and mining rights. The MPRDA contains transitional provisions that provide for the preservation and validity of certain old order rights that were in force immediately before the MPRDA came into effect, for limited periods after the commencement of the MPRDA.

In terms of the transitional arrangements, an old order mining right in force and in use at the date of introduction of the MPRDA remains valid, subject to the terms and conditions under which it was granted or issued or was deemed to have been granted or issued, for a period not exceeding five years after May 1, 2004. Within that period, the holder of that right has a preferential right to convert the old order right to a new order right if certain criteria are met which include (i) having conducted mining operations in respect of the right immediately before May 1, 2004, (ii) an indication that such mining operations will continue to be conducted upon conversion, (iii) having an approved environmental management programme, and (iv) having lodged a list of prescribed documents and information.

The MPRDA seeks to facilitate participation by HDSAs in mining ventures and to ensure that unexploited mining rights are exploited by applying the "use it or lose it" principal which has been accepted and applied in many developed countries.

Complying with the BEE targets set by the South African government is now a prerequisite for being granted prospecting and mining rights. Old order mining rights cease to exist if application is not made to convert the existing old order right to a new order right within the specified time period. Applications to convert old order mining rights into new order rights must be lodged by April 30, 2009 or before the expiry of the old order right, whichever is the earlier.

Every application for a mining right under the MPRDA must demonstrate that the granting of such right will:

- substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mineral and petroleum industry in order to benefit from the exploitation of the nation's mineral and petroleum resources; and
- promote employment and advance the social and economic welfare of all South Africans.

The Mining Charter and the scorecard relating thereto requires HDSA participation in management at both junior and senior level and an ownership or equity participation by HDSAs at a minimum of 15% (fifteen percent) by 2009 and 26% (twenty-six percent) by 2014.

The policy of the DME has been to apply the terms of the Mining Charter to applications for conversions and new prospecting and mining rights such that no rights are granted unless 26% (twenty-six percent) of the shareholding interest or equity in the applicant is held by HDSAs.

Duration

A mining right is valid for a period specified in the right, which period may not exceed 30 years. A mining right may be renewed for further periods, each of which may not exceed 30 years.

Environmental Management

Applicants for a mining right are required to conduct an environmental impact assessment and submit an environmental management programme. Mining rights will only become effective after the environmental management programme has been approved by the regional manager of the DME.

The holder of a prospecting right or a mining right remains responsible for any environmental liability, pollution or ecological degradation, and the management thereof, until the Minister has issued a closure certificate to the holder concerned. Requirements for making financial provision for the remediation of environmental damage as well as for the issuing of a closure certificate are set out in the MPRDA and include the requirement that financial provision must be in place before the approval of the environmental management programme is issued.

The Mineral and Petroleum Resources Royalty Bill

The Mineral and Petroleum Resources Royalty Bill (the "Bill") was introduced by the South African government in March 2003. It proposed that mining companies pay royalties on turnover of between 1% and 8%. This provoked protest from the industry and the Bill has since been revised. The fourth and final version of the Bill has recently been released for a final round of public comment and parliamentary review. It is anticipated that royalties to the South African government will become payable May 1, 2009. The provisions of any legislation resulting from the Bill and the effect of such legislation remains uncertain.

A formula derived mineral royalty rate regime has been determined. The Bill distinguishes between refined and unrefined minerals and accordingly two royalty percentage formulae will be applied.

A. For refined minerals:

$$Y(\%) = 0.5 + (EBIT/Gross\ Sales \times 12.5) \times 100$$

This rate will be capped at a maximum of 5.0% .

B. For unrefined minerals:

$$Y(\%) = 0.5 + (EBIT/Gross\ Sales \times 9.0) \times 100$$

This rate will be capped at a maximum of 7.0% .

In the above formulae Y(%) represents the mineral royalty percentage rate calculated on the transfer price of the mineral.

The definition of "refined mineral resource" set out in the schedule to the Bill includes gold processed to at least 99.5% purity. Uranium concentrate or yellowcake is considered as unrefined.

Occupational Health and Safety Regulation of the Mining Industry

Occupational health and safety of all employees in the mining industry is governed by the Mine Health and Safety Act of 1996 (the "**MHS Act**"). The MHS Act sets out in detail the steps that employers must take to identify, assess, record and control health and safety hazards on the mine. The MPRDA entrenches basic worker rights, notably the right of workers to participate in health and safety issues, the right to receive health and safety information, the right to training and the right to withdraw from the workplace in the face of danger.

Nuclear Energy Act and the National Nuclear Regulator Act

The responsibilities for the implementation and application of agreements and protocols in support of the Nuclear Non-Proliferation Treaty is the function of the Nuclear Energy Corporation Limited ("**NECL**"), a public company wholly owned by the State. The functions of the NECL include regulating the acquisition and possession of nuclear fuel, nuclear material and certain related nuclear equipment, the importation and export of nuclear fuel and the discarding of radioactive waste.

The regulation of all nuclear activities including the protection of people, property and the environment against nuclear damage is the function of the National Nuclear Regulator which body is responsible for all of the regulatory requirements applicable to the nuclear industry.

In order for a mine to produce and treat ore with a uranium content, it is required to obtain a Certificate of Registration from the National Nuclear Regulator, and depending upon the type of activities it then engages in, it is required to compile plans, programmes and reports for managing safety in the proposed actions. Once these plans are approved then the Certificate is issued.

South Africa Employment Legislation

Since 1994, the South African government has implemented strategies to eliminate labour inequalities of the past and to improve general working conditions. South Africa's new labour legislation is an extension of the rights of ordinary workers who were previously exploited and vulnerable. Such legislation aims to create an enabling environment for the attainment of economic growth, social development and increased efficiency, productivity and employment.

The key statutes under South African labour law are the Labour Relations Act 66 of 1995 ("**LRA**"), *Basic Conditions of Employment Act 75* of 1997 ("**BCEA**"), *Employment Equity Act 55 of 1998* ("**EEA**"), Compensation for *Occupational Injuries and Diseases Act 130 of 1993* ("**COIDA**") and the *Skills Development Act 97 of 1998* ("**SDA**").

The purpose of the LRA is to advance economic development, social justice, labour peace and the democratisation of the workplace. The LRA provides for the organizational rights for trade unions. It also entrenches the Constitutional right to strike, simplifies dispute resolution procedures, promotes sectoral collective bargaining and codifies dismissal procedures. There are three main mining workers unions in South Africa, namely the National Union of Mineworkers, the Solidarity Union and the United Association of SA.

Simple procedures are provided for the resolution of most labour disputes, including unfair dismissal and unfair labour practices. These can be resolved through statutory conciliation and arbitration by the Commission for Conciliation, Mediation and Arbitration, or through independent alternative dispute resolution services accredited for this purpose.

The Labour Court and the Labour Appeal Court are tasked with the adjudication and determination of labour disputes of a more serious nature. The Labour Court has the status of a provincial division of the High Court.

The BCEA prescribes minimum standards of employment. It also sets the maximum ordinary working hours per week and determines payment for overtime work. Annual leave, family responsibility leave and maternity leave provisions are also prescribed.

The EEA was promulgated to achieve equality in the workplace by promoting equal opportunity and fair treatment in employment through the elimination of unfair discrimination. A further purpose of the EEA is to implement affirmative action measures to correct the imbalances of the past with respect to access to employment, training, promotion and equitable remuneration especially for black people, women and the disabled. All employers who employ 50 or more workers are obliged to develop specific affirmative action plans that will be monitored by the government.

The COIDA provides for compensation for injury, disease or death arising in the work environment. Compensation is paid out of public funds and no action lies against the employer that contributes to those funds.

The MHS and the *Occupational Health and Safety Act 85 of 1993* place duties on employers to ensure a safe working environment as far as is reasonably practicable for workers. Failure to comply with the provisions of these Acts is a criminal offence.

A need has been identified to develop the skills of South Africa's workforce. The SDA was promulgated to achieve this purpose. Employers are required to pay an amount equal to a certain percentage of the value of their payrolls to the government. These funds are then applied by either the government or industry-based educational and training authorities to train workers.

Black Economic Empowerment

BEE is a program that promotes the accelerated integration of black people into the South African economy and has been a policy of the South African government since 1994. In April 2004, the BEE Act came into effect. The BEE Act establishes the legislative framework for the promotion of BEE, and in particular, what it refers to as "**broad-based**" BEE.

Broad-based BEE involves the economic empowerment of all black people, including women workers, youth, people with disabilities and people living in rural areas through strategies which seek to, amongst others, increase the number of black people that manage, own and control enterprises and productive assets.

The main mechanisms introduced in the BEE Act to ensure that these socio-economic strategies are implemented are Codes of Good Practice: issued by South Africa's Minister of Trade and Industry which specify empowerment targets consistent with the objectives of the BEE Act, and the periods within which those targets must be achieved.

Organs of state and public bodies must take into account and, as far as is reasonably possible, apply the Codes when issuing licences or concessions, developing and implementing a preferential procurement policy, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into partnerships with the private sector.

It is important to note that the Codes are, at present, in draft form and the final Codes are expected to be gazetted in the next few months. There may be substantial changes to the current drafts, particularly nuances in the measurement of BEE ownership. However, the underlying principles should largely remain the same.

Transformation Charters are developed through a participatory approach by major stakeholders in various sectors of the economy which promote transformation for that particular sector. Certain sectors such as mining, have, through industry bodies and negotiations with government, developed transformation charters setting BEE targets for those sectors. The charters represent the commitment of stakeholders in that sector to promote BEE in the particular sector. However, organs of state and public entities are not obliged to consider the requirements in those charters in the manner which they would consider the requirements of the Codes, as discussed above. When these charters undergo the process of development set out in the Codes and are then gazetted as Sector Codes, they will then have equal status with the Codes. Organs of state and public entities will then be obliged to consider the requirements of these Sector Codes.

The Mining Charter, however, stands in a unique position compared with charters of other industries. As mentioned earlier, the Mining Charter was published under Section 100(2)(a) of the MPRDA. The MPRDA refers to the requirements in the Mining Charter in considering applications for, inter alia, mining and production rights. As such, compliance with the requirements in the Mining Charter will be important in those contexts.

Mining companies will still be subject to measurement in terms of the Codes when transacting with entities not covered by the Mining Charter.

This means that mining companies will endeavour to comply with the requirements in the Mining Charter and the BEE Codes. Compliance with the Mining Charter does not automatically mean compliance with the BEE Codes as there are substantial differences between these two instruments. There are important differences in the definitions, concepts, targets and measurement principles between these instruments. For the purpose of this Annual Information Form, the emphasis will be on the requirements of the Mining Charter.

The scorecard of the Mining Charter requires that mining right applicants indicate their compliance with broad based socio-economic empowerment of the mining industry by requiring a commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation.

The DME has not indicated what its approach will be if a company ceases to comply with the provisions of the Mining Charter and specifically with the HDSA ownership requirements set out in the Mining Charter. Regarding the stated aims of the MPRDA and the requirement for 26% HDSA ownership in mining companies by 2014, it is generally accepted that a failure by a mining company to comply with the HDSA ownership requirements as set out in the MPRDA and the Mining Charter will eventually lead to the revocation of those mining rights. However, the position remains unclear.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Reference is made to the Corporation's Management Discussion and Analysis of the Audited Consolidated Financial Condition and Results of Operations for the years ended March 31, 2008 and March 31, 2007 which is incorporated by reference into this AIF and is available on SEDAR at www.sedar.com.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Corporation's Audited Consolidated Financial Statements for the years ended March 31, 2008 and March 31, 2007 which are incorporated by reference into this AIF and are available on SEDAR at www.sedar.com.

DIVIDENDS

There are no restrictions in First Uranium's constating documents that would restrict or prevent First Uranium from paying dividends. However, it is not contemplated that any dividends will be paid on any shares of First Uranium in the immediate future, as it is anticipated that all available funds will be reinvested in First Uranium to finance the growth of its business. Any decision to pay dividends on common shares of the Corporation in the future will be made by the Board on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to any restrictions imposed by the Debenture Trust Indenture (as defined herein).

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

First Uranium is authorized to issue an unlimited number of common shares. As of June 24, 2008 there were 131,074,037 common shares issued and outstanding. All common shares are fully paid and have no par value. The common shares are allotted and reserved for issuance pursuant to resolutions of the Board.

Each common share entitles the holder thereof to receive notice of any meetings of shareholders of First Uranium, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a *pro rata* basis such dividends, if any, as and when declared by the Corporation's board at its discretion from funds legally available therefore and, upon the liquidation, dissolution or winding up of First Uranium, are entitled to receive on a *pro rata* basis the net assets of the Corporation after payment, of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equally with, the holders of common shares with respect to liquidation, dissolution or winding up. The common shares do not carry any pre-emptive, subscription, redemption, retraction or conversion rights, nor do they contain any sinking or purchase fund provisions.

Convertible Debentures

On May 3, 2007, First Uranium completed the private placement of Cdn$150 million aggregate principal amount of Debentures due June 30, 2012. The following is a brief summary of the terms and conditions of the Debentures and is qualified in its entirety by the provisions of the trust indenture dated May 3, 2007 (the "**Debenture Trust Indenture**") between First Uranium and Computershare Trust Company of Canada pursuant to which the Debentures were issued.

The Debentures are senior, unsecured obligations of First Uranium, ranking *pari passu* with all existing or future indebtedness of First Uranium other than Permitted Indebtedness or any indebtedness which by its terms is subordinated to the Debentures. "**Permitted Indebtedness**" shall include (i) the principal of, the premium (if any) and interest and other obligations of the Corporation (including without limitation any indebtedness of any subsidiaries of the Corporation, the payment of performance of which is guaranteed by the Corporation), other than the obligations of the Corporation under the Debentures, which, presently or in the future: (A) is secured; (B) is owed to a bank or other financial institution, whether or not secured, including, without limitation and for greater certainty, any obligations under any master agreement, confirmation, schedule or other agreement entered into or to be entered into by the Corporation for the purpose of hedging interest rate liabilities and/or any exchange rate risks in connection with the offering of the Debentures, or (C) is project finance indebtedness, and (ii) renewals, extensions and refundings of any of the foregoing indebtedness, unless, in any of the foregoing specified cases, it is provided by the terms of the instrument creating or evidencing renewals, extensions and refundings of any such indebtedness that such indebtedness ranks equally and rateably in right of payment with the Debentures.

The Debentures bear interest at a rate of 4.25% per annum, payable semi-annually in arrears on June 30 and December 31 of each year, with the first interest payment having been paid on June 30, 2007.

Subject to regulatory approval, First Uranium will have the option to satisfy its obligation to pay interest by delivering common shares to Computershare Trust Company of Canada in accordance with the Indenture for sale in the open market and delivering a cash amount equal to the amount payable to the holders of the Debentures. Holders of Debentures will not be entitled to receive any common shares in satisfaction of First Uranium's obligation to pay interest.

Each Debenture will be convertible into freely tradeable common shares (subject to the resale restriction) of First Uranium at the option of the holder at any time prior to the close of business on the earlier of (i) the business day immediately preceding the maturity date or, (ii) if called for redemption, on the business day immediately preceding the date fixed for redemption, or (iii) if called for repurchase pursuant to a change of control, on the business day immediately preceding the payment date, into 60.9013 common shares for each Cdn$1,000 principal amount of Debentures, representing a conversion price (the "**Conversion Price**") of Cdn$16.42 per share, subject to adjustment in certain circumstances.

The Debentures may not be redeemed by First Uranium prior to June 30, 2010. On and after June 30, 2010 and prior to the maturity date, the Debentures may be redeemed by First Uranium, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the weighted average trading price of the common shares of the Corporation on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 130% of the Conversion Price. In the event that a holder of Debentures exercises their conversion right following a notice of redemption by First Uranium, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of common shares to be received on conversion, for the period from the latest interest payment date to the date of conversion.

First Uranium has the option, subject to regulatory approval, to satisfy its obligations to repay the principal amount of the Debentures upon redemption or at maturity, provided no event of default has occurred and is continuing at such time, upon not less than 40 days and not more than 60 days prior notice, by issuing and delivering that number of freely tradable common shares obtained by dividing the principal amount of the Debentures by 95% of the weighted average trading price of the common shares on the TSX for the 20 consecutive trading days ending five trading days before the date fixed for redemption or maturity, as the case may be.

Within 30 days of the occurrence of a Change of Control, defined as the acquisition of voting control or direction over at least 50.1% of the aggregate voting rights attached to the common shares then outstanding by any person or group of persons acting jointly or in concert, First Uranium will be required to make an offer to holders of the Debentures to repurchase their Debentures then outstanding, in whole or in part, at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest thereon.

Upon a Change of Control resulting from a transaction in respect of which the consideration for common shares is or can be received partially in cash, holders of the Debentures may, prior to completion of the offer to purchase for all Debentures, elect to convert their Debentures and receive, in addition to the number of common shares they otherwise would have been entitled to receive on conversion, an additional number of common shares which will vary depending upon the effective date and the share price.

The Corporation shall not incur any indebtedness, other than Permitted Indebtedness, unless the Debentures shall rank at least *pari passu* to such other indebtedness. There shall be no restriction on the Corporation's ability to incur Permitted Indebtedness.

An event of default shall be deemed to occur with respect to the Debentures in the event any Permitted Indebtedness of the Corporation is declared due and payable prior to the date on which it would otherwise become or be due and payable, unless such default is cured or waived pursuant to the terms of the Permitted Indebtedness.

MARKET FOR SECURITIES

The common shares of the Corporation are listed on the TSX under the symbol "**FIU**" and on the JSE under the symbol "**FUM**". The Corporation's Debentures are listed on the TSX under the symbol "**FIU.DB**".

Trading Price and Volume

The following table sets forth the price ranges and volume of trading (in Canadian dollars) of the common shares of the Corporation on the TSX for the period commencing from the beginning of FY 2008 to June 23, 2008.

Month	High	Low	Volume
	$	$	
April 2007	13.36	10.50	9,611,022
May 2007	13.25	12.03	4,416,162
June 2007	12.93	11.24	3,629,257
July 2007	11.90	8.51	7,353,842
August 2007	9.96	6.49	7,257,250
September 2007	9.75	7.50	3,001,574
October 2007	11.25	8.55	4,558,424
November 2007	12.00	9.70	6,303,328
December 2007	10.94	9.03	4,348,752
January 2008	10.22	7.82	5,744,231
February 2008	11.22	7.77	8,376,338
March 2008	8.20	7.11	2,509,569
April 2008	7.51	5.92	5,439,954
May 2008	7.61	6.34	3,897,232
June 1 to 23, 2008	7.08	6.25	3,811,716

The following table sets forth the price ranges and volume of trading (in Canadian dollars) of the Corporation's Debentures on the TSX for the period commencing from the beginning of September 2007 to June 23, 2008. The high and low prices of the Debentures are quoted based upon $1,000 principal amount (or par value). The volume is the total number of $1,000 par value Debentures traded during the period.

Month	High	Low	Volume
	$	$	
September 2007	950	900	28,990
October 2007	1,010	950	12,780
November 2007	1,017	950	118,640
December 2007	1,030	970	45,490
January 2008	1,030	940	10,330
February 2008	949	920	750
March 2008	922	850	640
April 2008	860	810	45,550
May 2008	850	800	81,620
June 1 to 23, 2008	830	810	2,200

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality of residence, position held with First Uranium and principal occupation of each person who is currently a director and/or an executive officer of First Uranium.

Directors and Officers

Name and Municipality of Residence	Position with First Uranium	Principal Occupation
Gordon T. Miller(1)(5)(6) Toronto, Ontario, Canada	President, Chief Executive Officer and Director	Chief Executive Officer of First Uranium; Chief Executive Officer of Simmer & Jack
James P. W. Fisher(1) Oakville, Ontario, Canada	Executive Vice President, Corporate Development and Director	Executive Vice President, Corporate Development of First Uranium
Sydney J.M. Caddy Johannesburg, South Africa	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of First Uranium
Emmerentia Oosthuizen Johannesburg, South Africa	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of First Uranium
John D. Berry(1)(6) Johannesburg, South Africa	Executive Vice President, Compliance	Executive Vice President, Compliance of First Uranium; Executive Director of Simmer & Jack
Mary D. Batoff Toronto, Ontario, Canada	Vice President, Legal and Secretary	Vice President, Legal and Secretary of First Uranium
J. Sembie Danana Johannesburg, South Africa	Vice President, Business Transformation	Vice President, Business Transformation of First Uranium
Scot R. Sobey Johannesburg, South Africa	Vice President, Business Development	Vice President, Business Development of First Uranium
Robert J. Tait Toronto, Ontario, Canada	Vice President, Investor Relations	Vice President, Investor Relations of First Uranium
John A. Gould Johannesburg, South Africa	Vice President, Exploration and Technical Services	Vice President, Exploration and Technical Services of First Uranium
Nigel R. G. Brunette(1)(5) Adelaide, South Africa	Non-executive Chairman and Director	Self-employed Businessman
Patrick C. Evans(3)(4)(5) Scottsdale, Arizona, U.S.A.	Director	President and Chief Executive Officer of Mountain Province Diamonds Inc.; Chief Executive Officer of Norsemont Mining Inc.
Robert M. Franklin(2)(3)(4) Willowdale, Ontario, Canada	Lead Independent Director	President of Signalta Capital Corporation
John W. W. Hick (2)(3)(4) Toronto, Ontario, Canada	Director	Independent Consultant and Corporate Director
Wayne S. Hill(2) Toronto, Ontario, Canada	Director	Executive Vice President, Toromont Industries Ltd.
Graham P. Wanblad(1) Fairlands, South Africa	Director	Independent Consultant

Notes:

(1) Each of Mr. Miller, Mr. Brunette and Mr. Berry are officers and/or directors of Simmer & Jack. Mr. Fisher held certain senior officer positions with Simmer & Jack prior to December 20, 2006. Mr. Wanblad joined the board of directors on June 1, 2008; prior to such date he was Technical Director of Simmer & Jack and responsible overseeing the project management of the Ezulwini and MWS Projects. Simmer & Jack holds approximately 62.3% of the issued and outstanding common shares of First Uranium as of June 24, 2008.

(2) Mr. Hill (Chair), Mr. Franklin and Mr. Hick serve on the Audit Committee of First Uranium.

(3) Mr. Hick (Chair), Mr. Evans and Mr. Franklin serve on the Human Resources and Compensation Committee of First Uranium.

(4) Mr. Franklin (Chair), Mr. Evans and Mr. Hick serve on the Corporate Governance and Nominating Committee of First Uranium.

(5) Mr. Evans (Chair), Mr. Miller and Mr. Brunette serve on the Environmental, Health and Safety Committee of First Uranium.

(6) Each of Mr. Miller and Mr. Berry currently serves as a senior officer of both First Uranium and Simmer & Jack and allots 50% of his time to the affairs of First Uranium and 50% of his time to the affairs of Simmer & Jack.

Each of the directors will serve until the Corporation's next annual meeting of shareholders of the Corporation following their appointment or until his successor is duly appointed.

As at June 24, 2008, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximatately 407,740 common shares of the Corporation, representing less than 1% of the common shares outstanding.

Additional biographical information regarding the directors and executive officers of the Corporation is provided as follows:

Gordon T. Miller serves as First Uranium's President and Chief Executive Officer and as a director of the Board. Mr. Miller has 25 years' experience in the gold mining industry and has served as the Chief Executive Officer and director of Simmer & Jack since November 2004. Mr. Miller served in various positions with the Placer Dome group from 2000 to 2003, including from November 2002 to August 2003 as Vice President and Chief Operating Officer of Kalgoorlie (a subsidiary of Placer Dome Inc.) where he led the integration of four separate mining and exploration businesses. In addition, from February 2001 to November 2002 Mr. Miller served as Vice President of Business Development for Placer Dome Inc. where he was responsible for the development of and execution of, the Platinum Group Metals' worldwide growth strategy. Mr. Miller was the Chief Operating Officer of Western Areas Limited from January 1999 to February 2000. During this time he also acted as Chairman of JCI Services (Proprietary) Limited. From November 2003 to May 2005 Mr. Miller served as a director of Western Areas Limited, Randgold & Exploration Company Limited and Stilfontein Gold Mining Company Limited. Mr. Miller has a national higher diploma in metalliferous mining and is a registered professional mining engineer. He is also a member of the South African Institute of Mining and Metallurgy. Mr. Miller also holds mine overseers and mine managers certificates of competency granted by the South African Department of Mineral and Energy Affairs.

James (Jim) P. W. Fisher serves as First Uranium's Executive Vice President, Corporate Development and as a director of the Board. Mr. Fisher has 29 years' experience in the Southern African mining industry, including nine years on the Zambian copper belt and the rest in South Africa. Since February 2006 Mr. Fisher held various senior positions within the Simmer & Jack group, including serving as Chief Executive Officer of FUSA. From September 2001 to February 2006, Mr. Fisher provided consulting services on a number of mining and other projects, including metallurgical consulting services to Simmer & Jack. From April 1999 to September 2001, Mr. Fisher served as the Business Manager for the PDWA JV where his duties encompassed strategy and organizational development, corporate and public relations as well as the definition of and implementation of the information technology and remuneration strategy. Mr. Fisher ran the Cooke uranium plant from 1987 to 1989 as well as the Western Areas North Shaft (now Ezulwini) from 1991 to 1994. Mr. Fisher is a Chartered Engineer, a fellow of The Institute of Materials, Minerals and Mining, a member of the South African Institute of Mining and Metallurgy, a member and past President of the Mine Metallurgical Managers Association of South Africa.

Sydney (Syd) J.M. Caddy serves as First Uranium's Executive Vice President and Chief Operating Officer, having been appointed to his current position on February 11, 2008. He has over 31 years' experience in the mining industry having managed his first mine at the age of 25 when he was appointed mine manager of Union Tin Mines.

He was also instrumental in the start-up commissioning and running of Black Mountain Minerals for seven years. Mr. Caddy's career includes working as general manager of Kloof Gold Mine where he oversaw the design and construction of the new Number 4 Shaft complex. He also managed West Driefontein Gold Mine between 1992 and 1995, before joining JCI Limited in 1996 as consulting engineer responsible for management and control of HJ Joel Gold Mining Company, Western Areas, Randfontein Estates and Prestea Gold Mining Company. He served as Executive Director, New Business for Simmer & Jack from October 2008 until March 2008. He is a registered professional engineer with the Engineering Council of South Africa and a fellow of the South African Institute of Mining and Metallurgy and the Australian Institute of Mining and Metallurgy, he is also Past President of the Association of Mine Managers of South Africa.

Emmerentia (Emma) Oosthuizen serves as First Uranium's Senior Vice President and Chief Financial Officer, having been appointed to her current position on April 1, 2007. Immediately prior to that and from November 2004, she served as Financial Manager at Simmer & Jack and in that role she worked extensively on all aspects of First Uranium's accounting and financial affairs both before and after the Corporation's initial public offering. Prior to joining Simmer & Jack, Ms. Oosthuizen served as a financial manager from July 2003 to November 2004 with Randgold & Exploration Company Limited ("RGE"), which is a publicly-traded company listed in the United States and South Africa. At RGE, she was responsible for SEC filings, managing relationships with internal and external auditors and participating in audit committee meetings. Ms. Oosthuizen worked at the South African Receiver of Revenue as a VAT auditor from October 2000 to June 2003 during which time she was promoted to integrated tax auditor, where she led a team of six tax auditors. Ms. Oosthuizen is a Chartered Accountant, member of the South African Institute of Chartered Accountants, and has a University of South Africa diploma in Auditing and an Honors Bachelors degree in Commerce from the University of Pretoria.

John D. Berry serves as First Uranium's Executive Vice President, Compliance, having been appointed to his current position on June 13, 2007. He divides his time between First Uranium and Simmer & Jack. Mr. Berry was appointed non-executive director of Simmer & Jack in November 2004, he subsequently joined Simmer & Jack as an executive director in 2005. Mr. Berry has been involved in the mining industry since 1977. He obtained a Bachelor of Arts from Rhodes University followed by a Bachelor of Laws from Natal University and a Master of Laws from Wits University. Mr. Berry also completed management courses at the University of South Africa and the Kellogg School of Business in Chicago. He was admitted as an attorney and a notary to the Law Society of South Africa in 1977.

Mary D. Batoff serves as First Uranium's Vice President, Legal and Secretary. From November 2004 to January 2007, Ms. Batoff was Vice President, Legal and Secretary of North American Palladium Ltd., a platinum group metals producer. Prior to November 2004 she was legal counsel and secretary with various publicly traded companies in the mining and exploration sector in Toronto and from 1993 to 1996 she was a corporate trust officer for Montreal Trust (now Computershare) in Toronto. Ms. Batoff was called to the Ontario Bar in February 1993 and is a graduate of the University of Western Ontario, Bachelor of Laws and Queen's University, Bachelor of Arts and Bachelor of Education.

J. Sembie Danana serves as First Uranium's Vice President, Business Transformation. Mr. Danana has held several leadership positions spanning the airline, construction and more recently mining industries. Mr. Danana spent 8 years from 1994-2002 within various subsidiary companies of LTA Construction, where his diverse skills were put to the fore in General Management positions for LTS Civil and Earthworks Investment Company, Fast Floor Systems and LTA Limited. From 2002, Mr. Danana was appointed as the Executive Manager for Health and Safety for Harmony Gold. Mr. Danana has served as the chairman of a branch of the African National Congress (ANC) and his current directorships are with Waterpan Mining Company (Proprietary) Limited, Ezulwini Mining Company (Proprietary) Limited and First Uranium (Proprietary) Limited.

Scot R. Sobey serves as First Uranium's Vice President, Business Development. Mr. Sobey's background lies in management consulting and project management, having spent 4 years with Gemini Consulting, followed by 2 years with PSP Icon. Mr. Sobey has developed extensive expertise in large-scale turnaround and transformation projects spanning the financial services, courier and freight, telecommunications, electricity and mining industries. From October 2005, Mr. Sobey jointly project managed (in conjunction with key Simmer & Jack leadership) the start up of the Buffelsfontein Gold Mine formerly known as DRD Gold's North West Operations. Mr Sobey formed an integral part of First Uranium's Offering team.

Robert J. Tait serves as First Uranium's Vice President, Investor Relations. Prior to joining First Uranium in January 2007, Mr Tait was the President of the Canadian Investor Relations Institute ("CIRI"), an association for investor relations professionals. In 1998, Mr Tait, established the investor relations program at Canadian Tire, a hardgoods retailer, and ran its investor relations program until July 2005. Prior to that, Mr Tait was Vice President, Investor Relations at Eldorado Gold, a gold producer. Mr Tait also led the investor relations program at Abitibi-Price, a newsprint producer, until the merger that created Abitibi-Consolidated in 1997. Mr Tait has served on boards of CIRI and the National Investor Relations Institute based in Washington, DC.

John A. Gould serves as First Uranium's Vice President, Exploration and Technical Services. He has been involved in Witwatersrand-type and Bushveld-type mining operations in South Africa with experience in all aspects of mining, including deep and shallow level gold mining operations as well as platinum mines. Mr. Gould has held a variety of positions with South African mining companies, including Mine Geologist, Technical Services Manager (including geology, rock mechanics, ventilation, survey, mining, mine planning and sampling), Mine Manager and Executive Member, and most recently, until October 2007, served as Managing Director of Platinum Group Metals Limited, a developing junior mining company. He has previously worked with Gold Fields of South Africa, JCI and Harmony Gold Mines. Mr. Gould also played a leading role in the development and support of South Africa's MPRDA.

Nigel R. G. Brunette serves as the non-executive Chairman of the Board. Mr. Brunette has served as an independent director of Simmer & Jack since October 2005 and as the non-executive Chairman since January 2006. Mr. Brunette held various positions with Rand Merchant Bank from 1983 to 1997, including General Manager, Corporate Finance. Mr. Brunette also currently serves on the board of directors of East Cape Agricultural Cooperative Ltd. Mr. Brunette has been self-employed since 1997, farming sheep and cattle in the Eastern Cape region of South Africa. Mr. Brunette has law degrees from the University of Zimbabwe and Cambridge University (United Kingdom) and a higher diploma in company law from the University of Witwatersrand (South Africa).

Patrick C. Evans serves as a director of the Board. Mr. Evans has served as the President, Chief Executive Officer and a director of Mountain Province Diamonds Inc., a Canadian diamond exploration and development company, since November 2005 and as Chief Executive Officer and a director of Norsemont Mining Inc., a Canadian base and precious metals exploration and development company, since June 2007. From September 2005 to May 2006, Mr. Evans served as the President, Chief Executive Officer and a director of Weda Bay Minerals Inc., a nickel exploration and development company, until its acquisition by Eramet S.A. Mr. Evans served as the President and Chief Executive Officer and a director of SouthernEra Diamonds Inc. from March 2001 to August 2005 and as President and Chief Executive Officer and a director of Southern Platinum Corp. from August 2004 to May 2005. He also previously served as the Chief Executive Officer of Messina Limited, a company listed on the JSE. Prior to that Mr. Evans held various senior executive positions with Placer Dome Inc. from January 1999 to March 2001 and served as a Member of the Executive Committee of the South African Chamber of Mines. Mr. Evans holds a BA and BSc from the University of Cape Town (South Africa).

Robert M. Franklin serves as the Lead Independent Director of the Board. Mr. Franklin brings more than 36 years of executive and director experience. Mr. Franklin served as a director of Placer Dome Inc. since 1987 and as the non-executive Chairman of the board of directors of Placer Dome Inc. from 1993 until the acquisition of Placer Dome Inc. by Barrick Gold Corporation in 2006. Mr. Franklin is currently the President of Signalta Capital Corporation, a private investment company. He also serves as a director of a number of public companies including, Barrick Gold Corporation, Canadian Tire Corporation Limited, Resolve Business Outsourcing Income Fund and Toromont Industries Ltd. Mr. Franklin was the Chairman of Clublink Corporation from 1994 to 2003. Mr. Franklin received a Bachelor of Arts, Business Administration from Hillsborough College.

John W.W. Hick serves as a director of the Board. Mr. Hick currently serves as Chairman and a director of Silver Eagle Mines Inc. From December 1, 2004 to January 1, 2006, Mr. Hick served as Chief Executive Officer of Rio Narcea Gold Mines Ltd., of which he was a director from 1997 to June 2006. Prior to the acquisition of Defiance Mining Corp. by Rio Narcea in 2004, Mr. Hick was the President and Chief Executive officer of Defiance and its predecessor company, Geomaque Explorations Ltd. Mr. Hick has held various senior positions with other mining companies including President and later Vice Chairman of TVX Gold Inc. between 1993 and 1997, Senior Vice President, Corporate of Placer Dome Inc. between 1987 and 1990 and Vice President and General Counsel of the Dome Mines Group of Companies between 1981 and 1987. In addition, Mr. Hick serves as a director of Carpathian Gold Inc., Hudson Resources Inc., Marengo Mining Limited, Revett Minerals Inc. and Tamaya Resources Ltd. Mr.

Hick holds a BA from the University of Toronto, an LLB from the University of Ottawa and was called to the Bar of Ontario in 1978.

Wayne S. Hill serves as a director of the Board. Mr. Hill was appointed to the Board on May 29, 2007. Mr. Hill has served as Executive Vice President of Toromont Industries Ltd., a company that supplies and services mobile equipment and designs, builds and services compression systems, since 2005. Prior to that, Mr. Hill served as Chief Financial Officer of Toromont Industries Ltd. from 1985 to 2005. Mr. Hill has also served as a director of Toromont Industries Ltd. since 1988. Mr. Hill served as a director of Enerflex Systems Ltd., a gas compression packager, from 1993 to 1998 and served in senior roles with other Canadian public companies, including a communications and publishing company (1983 to 1985) and an international heavy equipment and engine manufacturer (1979 to 1983). Mr. Hill received a Bachelor of Commerce (Honours) from Queen's University. He is also a Chartered Accountant and was employed in public accounting with Arthur Andersen & Co. from 1969 to 1979.

Graham P. Wanblad serves as a director of the Board. Mr. Wanblad was appointed to the Board on June 1, 2008. Mr. Wanblad has more than 48 years of experience in the mining industry, mainly in the fields of mining and process project development and operational experience that included the management of multi-disciplined technical teams. From 2005 to May 2008, Mr. Wanblad served as Executive Technical Director of Simmer & Jack, and was a director of the Simmer & Jack in 2005 and 2006. Prior to joining Simmer & Jack, Mr. Wanblad served as an independent technical consultant from January 2001 to December 2004. From June 1995 to January 2001, Mr. Wanblad was Chairman and Chief Executive Officer of JCI Projects (Pty) Ltd., project development and project execution company. During this period he gained considerable international experience with the development of phased feasibility studies for 12 projects in 10 countries. Prior to this, he served on the Board of Johannesburg Consolidated Investments Ltd as Executive Technical Director and held directorships at six listed mining companies. Mr. Wanblad received a government certificate in mechanical engineering and a higher national diploma in mechanical engineering from the Witwatersrand Technical College (now Technikon Witwatersrand). He is also a member of the Institute of Certified Mechanical and Electrical Engineers.

Corporate Cease Trade Orders and Bankruptcies

Other than as disclosed below, to the Corporation's knowledge, after due inquiry, none of the directors or officers of the Corporation, is, or has been within the ten years before the date of this Annual Information Form, (i) a director, chief executive officer or chief financial officer of any other company that (A) was subject to an order that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer, or (B) was subject to an order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. ("Eurasia") until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the "Management") were subject to a cease trade order issued by the Ontario Securities Commission ("OSC"), which required all trading in and all acquisitions of securities of Eurasia by Management cease for a period of 15 days. The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management's discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the "Year-End Financial Documents"). At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Year-End Financial Documents were filed with the OSC. The cease trade order expired on April 25, 2007 when the Year-End Financial Documents were filed pursuant to Ontario securities legislation. Prior to the issuance of the cease trade order, Patrick Evans had resigned as at March 26, 2007 as a director of Eurasia and is no longer involved with Eurasia in any capacity.

Penalties and Sanctions

Other than as disclosed below, to the Corporation's knowledge, after due inquiry, none of the directors or officers of the Corporation or a shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Gordon Miller previously served as a director of a South African company, Stilfontein Gold Mining Company Limited ("**SGM**"). While serving as a director of SGM, SGM was ordered by the High Court of South Africa to comply with a directive from the South African Department of Water Affairs and Forestry to pay for a proportion of the cost of the pumping operation in respect of neighbouring mines that were in provisional liquidation. When SGM did not make any such payments, due to it having limited resources, the Court found SGM and its directors (including Mr. Miller), to be in contempt and ordered them to pay a fine of ZAR15,000 (by which time Mr. Miller and the other directors had resigned). The Court has granted the directors leave to appeal the judgment of the Court. The appeal was heard on August 23, 2007 and in a decision delivered on September 21, 2007, the Supreme Court of Appeal of South Africa granted the appeal and ordered that the order of the lower court be dismissed with costs.

Personal Bankruptcies

To the Corporation's knowledge, after due inquiry, none of the directors or officers of the Corporation or a shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons has, within the ten years before the date of this Annual Information Form been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

First Uranium's directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Corporation. Subject to any limitations in First Uranium's constating documents, no agreement or transaction would be void or voidable only because it was made between First Uranium and one or more of its directors or by reason that such director was present at the meeting of directors that approved such agreement or transaction or that the vote or consent of the director is counted for the approval of such agreement or transaction. Subject to any limitations or provisions to the contrary in the constating documents of First Uranium, in order for an agreement or transaction between First Uranium and one or more of its directors to be valid, the relevant director or directors must disclose in good faith his or their interests in such agreement or transaction to the other directors not having a conflict of interest (or a sufficient number of directors to carry the resolution without counting the votes of the interested director(s)) and such other directors must vote in favour of the agreement or transaction. If all of the directors have a conflict of interest, the agreement or transaction must be authorized, approved or ratified by a resolution of shareholders in order to achieve statutory validity. An agreement or transaction between a director and First Uranium will be valid unless it can be shown that, at the time the agreement or transaction was authorized, it was unfairly prejudicial to one or more shareholders or the creditors of First Uranium. In appropriate cases, First Uranium will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

To the best of First Uranium's knowledge, there are currently no known existing or potential conflicts of interest among First Uranium, its directors, officers or other members of management of First Uranium as a result of their outside business interests as at the date hereof. However, certain of the directors, and officers and other members of management serve as directors, officers, and members of management of other resource companies, including Simmer & Jack, and accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of First Uranium. With respect to Simmer & Jack, Simmer & Jack and the Corporation entered into the Corporate Opportunity Agreement to minimize conflicts with respect to the pursuit of new projects and the Shared Services Agreement setting out the terms upon which certain services will be provided by Simmer & Jack to the Corporation.

The directors and officers of First Uranium have been advised of their obligations to act at all times in good faith in the interest of First Uranium and to disclose any conflicts to First Uranium if and when they arise.

Committees of the Board of Directors

The Board has established the committees set forth below.

Audit Committee

The Audit Committee has been structured to comply with Canadian Multilateral Instrument 52-110 — Audit Committees ("**MI 52-110**"). The Audit Committee oversees the accounting and financial reporting practices and procedures of First Uranium, and the audits of the Corporation's financial statements. The principal responsibilities of the Audit Committee include: (i) overseeing the quality and integrity of the internal controls and accounting procedures of First Uranium, including reviewing the Corporation's procedures for internal control with the Corporation's auditor and chief financial officer; (ii) reviewing and assessing the quality and integrity of the Corporation's annual and quarterly financial statements and related management discussion and analysis, as well as all other material continuous disclosure documents, such as the Corporation's annual information form; (iii) monitoring compliance with legal and regulatory requirements related to financial reporting; (iv) reviewing and approving the engagement of the auditor of the Corporation and independent audit fees; (v) reviewing the qualifications, performance and independence of the external auditor of the Corporation, considering the auditor's recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided by the Corporation; (vi) selecting and appointing the internal auditor, reporting relationship, planned activities and results of the internal audit; (vii) assessing the Corporation's financial and accounting personnel; (ix) reviewing the Corporation's risk management procedures; (x) reviewing any significant transactions outside the Corporation's ordinary course of business and any pending litigation involving the Corporation; and (xi) examining improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

Audit Committee Mandate

The mandate of the Audit Committee is attached as Appendix "C" to this Annual Information Form.

Composition of the Audit Committee

The Audit Committee is comprised of Wayne Hill (Chair), Robert Franklin and John Hick.

Relevant Education and Experience

Each member of the Audit Committee is financially literate and has the ability to understand and critically evaluate the financial statements of the Corporation. Collectively, the Audit Committee has the education and experience to fulfill the responsibilities set out in its mandate. The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is summarized below:

Name	Education and Relevant Experience
Robert M. Franklin	• B.A. Business Administration - Hillsdale College • Acquired significant financial experience and exposure to accounting and financial issues while serving as Chairman of Placer Dome Inc. and has also served as Chairman of the board and Chairman of the audit committee of several other public companies • Currently President of Signalta Capital Corporation, a private investment company • Current directorships include Barrick Gold Corporation, Toromont Industries Ltd. and Canadian Tire Corporation Limited

Name	Education and Relevant Experience
John W.W. Hick	• B.A. from the University of Toronto and LLB from the University of Ottawa • Currently Chairman and a director of Silver Eagle Mines Inc. • In his previous roles as President and/or Chief Executive Officer of a number of public companies, he had direct involvement in and responsibilities for the financial results and reporting • He has served or is currently serving on the audit committees of a number of public companies • Currently also a director of Carpathian Gold Inc., Hudson Resources Inc., Marengo Mining Limited Revett Minerals Inc. and Tamaya Resources Ltd.
Wayne S. Hill	• Bachelor of Commerce (Hons) - Queen's University • Chartered Accountant • Formerly Chief Financial Officer, Toromont Industries Ltd. (1985-2005) • Currently Executive Vice President and a director of Toromont Industries Ltd. • He has served as audit committee member and audit committee Chairman of other public companies

Reliance on Certain Exemptions

Each current member of the Audit Committee is independent within the meaning of MI 52-110.

Prior to the Corporation's December 2006 initial public offering, Mr. Faught served as President and Chief Executive Officer of the Corporation. The education and experience of Mr. Faught that is relevant to the performance of his responsibilities as a member of the Audit Committee is summarized in the annual information form of the Corporation dated June 13, 2007 and filed on SEDAR. Prior to September 10, 2007, George D. Faught was a member of the Audit Committee. Mr. Faught did not stand for re-election as a Director at the meeting of shareholders held on September 10, 2007. He relied on the independence exemption set out in section 3.2(2) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for overseeing the work of the external auditors and considering whether the provision of non-audit services is consistent with the external auditor's independence. The Audit Committee has the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where: (i) the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of fees paid by the Corporation to the external auditor during the fiscal year in which the non-audit services are provided; (ii) such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and (iii) such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

External Auditor Service Fees

The aggregate fees billed by PricewaterhouseCoopers LLP ("**PWC**"), the Corporation's external auditors for the fiscal years ended March 31, 2008 and 2007, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were Cdn$178,862 and Cdn$115,800, respectively.

The aggregate fees billed by PWC for the fiscal years ended March 31, 2008 and 2007 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Corporation's financial statements engagements for that year were Cdn$92,579 and Cdn$111,100, respectively.

The aggregate fees billed by PWC for the fiscal years ended March 31, 2008 and 2007 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$60,596 and Cdn$293,000, respectively. Tax services provided included advice in connection with structuring of transactions and review of tax provisions.

The aggregate fees billed by PWC for the fiscal years ended March 31, 2008 and 2007 for products and services provided by PWC, other than the services reported in the preceding three paragraphs, were Cdn$97,918 and Cdn$nil, respectively. Included in the fees for the fiscal year ended March 31, 2008 is Cdn$53,776 related to the Business acquisition report that the Corporation issued in June 2007 in respect of the MWS Acquisition.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of John Hick (Chair), Robert Franklin and Patrick Evans, each of whom is independent within the meaning of MI 52-110.

The Human Resources and Compensation Committee oversees the remuneration and employee relationship policies and practices of First Uranium. The principal responsibilities of the Human Resources and Compensation Committee include: (i) considering the Corporation's overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) comparing the nature and amount of the Corporation's directors' and executive officers' compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Corporation, (iii) making recommendations to the Board in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum shareholder benefit from the retention of high quality board and executive team members, (vi) meet with management to establish corporate objectives, and subsequently meet independently of management to assess the progress in relation to these objectives, and (vii) periodically review the organizational structure and the succession plans, including specific development plans, methods of achieving recommended action; and career planning for potential successors.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Robert Franklin (Chair), Patrick Evans, and John Hick, each being independent within the meaning of MI 52-110.

The Corporate Governance and Nominating Committee oversees the Corporation's approach to corporate governance matters and deals with the composition of the Board and recruitment of new directors as appropriate. The principal responsibilities of the Corporate Governance and Nominating Committee include: (i) monitoring and overseeing the quality and effectiveness of the corporate governance practices and policies of First Uranium; (ii) considering nominees for independent directors of First Uranium; (iii) adopting and implementing corporate communications policies and ensuring the effectiveness and integrity of communication and reporting to First Uranium's shareholders and the public generally; (iv) planning for the succession of directors and executive officers of the Corporation, including appointing, training and monitoring senior management to ensure that the Board and management have appropriate skill and experience; and (v) administering the Board's relationship with the management of First Uranium.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of Patrick Evans (Chair), Gordon Miller and Nigel Brunette. Mr. Evans is an independent director within the meaning of MI-52-110.

The purpose of the Environmental, Health & Safety Committee is to assist the Board in monitoring and reviewing environmental, safety and health policies and programs, overseeing the Corporation's environmental, safety and health performance, and monitoring current and future regulatory issues.

The Environmental, Health and Safety Committee's responsibilities with respect to safety and health matters shall include: (i) reviewing and making recommendations, as appropriate, in regard to the Corporation's safety and health programs, including corporate occupational health and safety policies and procedures; (ii) reviewing and making recommendations, as appropriate, in regard to safety and health compliance issues, if any; (iii) satisfying itself that management of the Corporation monitors trends and reviews current and emerging issues in the safety and health field and evaluates the impact on the Corporation; and (iv) reviewing the Corporation's safety and health performance. The Committee's responsibilities with respect to environmental matters shall include: (i) reviewing and making recommendations, as appropriate, in regard to the Corporation's environmental management program, including corporate environmental policies and procedures, and the status of the Corporation's financial provisions for statutory or other requirements to effect environmental rehabilitation arising out of its operations; (ii) reviewing and making recommendations, as appropriate, in regard to environmental compliance issues, if any; (iii) satisfying itself that management of the Corporation monitors trends and reviews current and emerging issues in the environmental field, and evaluates their impact on the Corporation; (iv) reviewing incident reports to assess whether environmental management procedures were effective in such incidents, and to make recommendations for improvement, where appropriate; and (v) reviewing the scope of potential environmental liabilities and the adequacy of the environmental management system to mange these liabilities.

PROMOTER

Simmer & Jack took the initiative in reorganizing the Corporation's business and affairs in connection with the Offering and accordingly may be considered to be a promoter of the Corporation within the meaning of applicable securities regulation. Simmer & Jack is primarily a gold mining Corporation with operations in South Africa's Gauteng, North West and Mpumalanga provinces. Its shares trade on the JSE. While Simmer & Jack dates back to the early twentieth century, its board was restructured in 2004 at which time a new executive team was appointed to drive the growth potential of the Corporation.

Simmer & Jack entered into a securities lending arrangement with Investec on April 30, 2007 pursuant to which it agreed to make available to Investec up to 7.5 million common shares of the Corporation. Simmer & Jack publicly indicated that it had no current intention to sell any of its shareholding interest in the Corporation at that time and entered into the securities lending arrangement solely for purposes of increasing the liquidity of the Corporation's common shares on the TSX and the JSE. Simmer & Jack subsequently provided notice to Investec that it wished to terminate the securities lending arrangement with respect to 2.5 million common shares and on August 20, 2007 ownership of 2.5 million common shares of the Corporation was transferred back to Simmer & Jack by Investec.

As at June 24, 2008, Simmer & Jack held 81,773,023 common shares of First Uranium, representing approximately 62.3% of the issued and outstanding common shares of the Corporation, which includes the 5 million common shares of the Corporation that are subject to the securities lending arrangement with Investec.

As discussed under "General Development of the Business - Initial Public Offering and Reorganization", First Uranium acquired two Simmer & Jack subsidiaries - FUSA and EMC - in connection with the closing of the Offering in exchange for the issuance of common shares of First Uranium to Simmer & Jack. In addition, as discussed elsewhere in this Annual Information Form, First Uranium (directly or indirectly) entered into agreements with Simmer & Jack (or its subsidiaries) in respect of the transfer of certain mining rights and assets to First Uranium relating to the proposed Ezulwini Mine and MWS Project, including the Ezulwini Mining Right Agreement and the Buffelsfontein Tailings and Rights Agreement.

In addition, Simmer & Jack entered into the following agreements with First Uranium to govern their ongoing mining, business development and legal relationships. Each of the these agreements were negotiated by First Uranium and Simmer & Jack in good faith with input from the parties' financial and legal advisors.

Corporate Opportunity Agreement

First Uranium and Simmer & Jack entered into a corporate opportunity agreement dated December 20, 2006 (the "**Corporate Opportunity Agreement**") to minimize conflicts with respect to the pursuit and development of new mineral projects in Southern Afreica. It is the intention of the parties that opportunities (each an "**Opportunity**" and collectively, "**Opportunities**") to acquire an interest in a mineral property or project in Southern Africa (collectively, a "**Project**") be referred to the party that is likely in the best position to advance the Opportunity. First

Uranium and Simmer & Jack therefore have agreed in the Corporate Opportunity Agreement that: (i) all Opportunities available to First Uranium with respect to the acquisition of a predominantly non-uranium Project in Southern Africa will be referred to Simmer & Jack; and (ii) all Opportunities available to Simmer & Jack with respect to the acquisition of a predominantly uranium Project in Southern Africa will be referred to First Uranium. In assessing a Project and in making the determination as to whether or not a Project is required to be referred to the other party, each of First Uranium and Simmer & Jack will agree pursuant to the Corporate Opportunity Agreement to act reasonably and in good faith.

In order to minimize the potential for disagreement concerning the characterization of a Project as a uranium or non-uranium Project, the parties agreed to a schedule attached to the Corporate Opportunity Agreement which characterizes a number of known Projects as either uranium or non-uranium. With respect to a Project not characterized in this schedule, First Uranium and Simmer & Jack have agreed that where a Project includes economic quantities of both uranium and non-uranium Minerals, then the Project will be classified as a uranium project (and therefore for the account of First Uranium) if it is determined by the board of directors of the originating party that the Project would economically justify the construction of a uranium plant for the Project based on then current metal prices; otherwise, the Project will be classified as a non-uranium project (and therefore for the account of Simmer & Jack). While at the closing of the Offering the Corporation and Simmer & Jack had certain officers and directors in common, two of the current eight directors of the Corporation — Mr. Miller and Mr. Brunette — are current directors, officers or employees of Simmer & Jack, thereby reducing the potential for conflicts of interest within the Corporation's Board when assessing Opportunities.

Each of First Uranium and Simmer & Jack must make a determination as to the proper categorization of a Project and, if required, provide a referral of a Project (along with any confidential information pertaining to the Project that can lawfully be conveyed) to the other party (the "**Entitled Party**") as soon as reasonably practical (and in any event within 30 days of the date on which the Opportunity to acquire an interest in the Project arises to the knowledge of the applicable party). Where a party makes a determination that a Project in respect of which it has incurred expenditures is more appropriately for the account of the other party, then such party must provide notice (along with any confidential information pertaining to the Project that can lawfully be conveyed) to the Entitled Party as soon as possible after such determination.

Where either First Uranium or Simmer & Jack (the "**Originating Party**") incurs expenditures in respect of a Project which it subsequently determines is more appropriately for the account of the other party and thereafter refers the Project to the Entitled Party, and where the Entitled Party has provided notice to the Originating Party that it wishes to pursue such Project, then the Entitled Party will reimburse the Originating Party for all expenditures incurred in respect of the Project. Notwithstanding the foregoing, where the Originating Party has incurred expenditures on a Project in excess of $1,000,000 prior to determining the Project is more appropriately for the account of the other party, then such other party will be entitled to participate in a joint venture arrangement with the Originating Party in respect of the Project on terms which must be approved by each of the independent directors of both Simmer & Jack and First Uranium.

Where an Entitled Party has received notice from the other party (the "**Notifying Party**") to the Corporate Opportunity Agreement with respect to an Opportunity, the Entitled Party has 30 days following receipt of such notice to confirm to the Notifying Party that it wishes to pursue the Opportunity. If the Entitled Party fails to provide such confirmation to the Notifying Party within such time period, or if the Entitled Party declines the Opportunity within such time period, then the Notifying Party is free to pursue the Opportunity.

Either party to the Corporate Opportunity Agreement may determine in its reasonable sole discretion whether or not an Opportunity is worthy of a referral thereunder, provided however that no such Opportunity may then be pursued by such party unless a referral would not otherwise have been required. Any dispute arising out of or in connection with the Corporate Opportunity Agreement will be resolved by means of arbitration. The Corporate Opportunity agreement will terminate on its terms on the date that Simmer & Jack owns less than 35% of First Uranium's outstanding Common Shares.

Maintenance Agreement

First Uranium and Simmer & Jack entered into a maintenance agreement dated December 20, 2006 (the "**Maintenance Agreement**") pursuant to which Simmer & Jack was granted the right (the "**Maintenance Right**"), subject to applicable law, to participate in future offerings and other issuances of common shares or securities convertible into common shares by First Uranium (collectively, "**Triggering Events**") (subject to certain exceptions, including the issue of common shares or convertible securities pursuant to (i) the exercise, conversion or exchange of any previously issued convertible securities, (ii) on the grant or exercise of a right under a rights offering, (iii) on the grant or exercise of any Maintenance Right, or (iv) in connection with any stock dividend, stock split, consolidation, amalgamation, share reclassification, reorganization or merger or any similar event). In the event of a Triggering Event, Simmer & Jack will be entitled to purchase that number of securities (the "**Maintenance Securities**"), on the same terms and conditions as those issuable in connection with the Triggering Event, which will, when added to the common shares beneficially owned by Simmer & Jack immediately prior to the Triggering Event, result in Simmer & Jack beneficially owning the same percentage of First Uranium common shares as it held prior to the Triggering Event, after giving effect to the issue of all common shares to be issued or issuable in connection with the Triggering Event. In the event that a Triggering Event consists of an issue of both common shares and convertible securities, the Maintenance Securities will be allocated to Simmer & Jack between common shares and convertible securities on the same pro rata basis as are allocated to subscribers in respect of the Triggering Event.

The Maintenance Right will be exercisable by Simmer & Jack, from time to time, at any time during a period of ten business days following receipt from First Uranium of notice of a Triggering Event until the date that Simmer & Jack ceases to beneficially own at least 35% of First Uranium's outstanding common shares.

Simmer & Jack agreed pursuant to the Maintenance Agreement to exercise its Maintenance Right wherever necessary to comply with any SARB condition (a "**SARB Control Condition**") imposed upon Simmer & Jack to maintain beneficial ownership to a minimum percentage of outstanding common shares pursuant to the approval obtained from SARB in respect of the Reorganization, subject to such exceptions and exemptions as may be applicable thereto. For purposes of clarity, nothing in the Maintenance Agreement will preclude Simmer & Jack from selling all of its common shares to a pre-determined buyer or from selling common shares that, subsequent to such sale or sales, leaves it in compliance with a SARB Control Condition.

In addition, Simmer & Jack agrees pursuant to the Maintenance Agreement that in the event that it chooses to dispose of any of its common shares of First Uranium, it will provide to First Uranium prior notice in respect of such sale and provide First Uranium with a right (the "**Arrangement Right**") to arrange for a BEE purchaser for up to 100% of the common shares intended to be sold by Simmer & Jack, on terms that are acceptable to Simmer & Jack. The Arrangement Right will expire 60 days following the date of the giving of the aforementioned notice.

The Maintenance Agreement terminates on its terms on the date that Simmer & Jack owns less than 35% of First Uranium's outstanding common shares.

Shared Services Agreement

First Uranium and Simmer & Jack entered into a shared services agreement dated December 20, 2006 (the "**Shared Services Agreement**") to permit First Uranium to obtain access to certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial services and human resource and staffing services, including payroll and benefits administration, and such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide. First Uranium will be required to reimburse Simmer & Jack for any costs incurred by it in connection with the provision of the services contemplated under the Shared Services Agreement. In addition, First Uranium agrees to reimburse Simmer & Jack with respect to 50% of the management fee (to a maximum of ZAR 125,000 per month) that Simmer & Jack is required to pay to Vulisango, an empowerment company, pursuant to the letter of understanding dated September 26, 2006 for the provision of consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of Vulisango, are also directors of Simmer & Jack.

The term of the Shared Services Agreement commenced on the closing of the Offering and may be terminated by either party by giving: (i) written notice to the other party not less than 180 days prior to the termination date designated in such notice; or (ii) notice with immediate effect, in the event that the other party, among other things, becomes insolvent or bankrupt or makes a general assignment for the benefit of its creditors. Simmer & Jack will provide the services and not avail itself of the termination provisions described below for so long as its holds at least 50% of First Uranium's outstanding common shares.

In the event that the Shared Services Agreement is terminated and First Uranium continues to want access to the services provided pursuant to the Vulisango arrangement, then First Uranium and Simmer & Jack will agree to reflect the terms of the sharing of the Vulisango management fee pursuant to a separate agreement.

Aberdeen Arrangement Agreement

FUSA, Simmer & Jack and Aberdeen International Inc. ("**Aberdeen**") entered into an arrangement agreement dated December 20, 2006 (the "**Aberdeen Arrangement Agreement**") pursuant to which (i) Simmer & Jack confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the MWS Project, and (ii) FUSA confirmed that it will pay to Simmer & Jack, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmer & Jack to Aberdeen in respect of gold produced from the MWS Project.

LEGAL PROCEEDINGS

The Corporation and its subsidiaries are not a party to any material legal proceedings. However, from time to time, the Corporation and its subsidiaries may become parties to disputes arising in the ordinary course of business.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the interests of certain directors, officers and shareholders of the Corporation as described elsewhere in this Annual Information Form, none of the directors or officers of the Corporation, nor any associate or affiliate thereof, has had a direct or indirect material interest in any transaction within the three years prior to the date hereof or proposed transaction which has materially affected or will materially affect the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Corporation in Canada is Computershare Trust Company of Canada at its principal office in Toronto, Ontario. The co-transfer agent and registrar is Computershare Investor Services 2004 (Proprietary) Limited at its principal office in Johannesburg, South Africa.

MATERIAL CONTRACTS

The following are the material contracts of the Corporation and its subsidiaries, other than contracts entered into in the ordinary course of business that are material to the Corporation and which were entered into in the most recently completed fiscal year or before the most recently completed fiscal year but are still in effect as of the date of this Annual Information Form. Each of these contracts are either described below or elsewhere in this Annual Information Form.

a. the REL Purchase Agreement dated October 19, 2006 between REL, EMC and Simmer & Jack as described under "General Development of the Business – Acquisition of the Ezulwini Mine";

b. the REL Lease Agreement dated October 19, 2006 between REL and EMC as described under "General Development of the Business - Acquisition of the Ezulwini Mine";

c. the FUSA Purchase Agreement between Simmer & Jack and FUL as described under "General Development of the Business - Initial Public Offering and Reorganization";

d. the FUL-FUSA Purchase Agreement between Simmer & Jack and First Uranium as described under "General Development of the Business - Initial Public Offering and Reorganization";

e. the First Uranium-FUSA Purchase Agreement between First Uranium and FUL as described under "General Development of the Business - Initial Public Offering and Reorganization";

f. the Ezulwini Purchase Agreement between Simmer & Jack and FUL as described under "General Development of the Business - Initial Public Offering and Reorganization";

g. the FUL-Ezulwini Purchase Agreement between Simmer & Jack and First Uranium as described under "General Development of the Business - Initial Public Offering and Reorganization";

h. the Buffelsfontein Tailings and Rights Agreement between BGM, Simmer & Jack and FUSA as described under "Corporate Structure – Intercorporate Relationships";

i. the Waterpan Purchase Agreement between Waterpan, First Uranium and FUL as described under "General Development of the Business – Acquisition of the Ezulwini Mine";

j. the Corporate Opportunity Agreement between First Uranium and Simmer & Jack as described under "Promoter— Corporate Opportunity Agreement";

k. the Maintenance Agreement between First Uranium and Simmer & Jack as described under "Promoter — Maintenance Agreement";

l. the Shared Services Agreement between First Uranium and Simmer & Jack as described under "Promoter — Shared Services Agreement";

m. the Ezulwini Mining Right Agreement between EMC and Simmer & Jack as described under "General Development of the Business - Initial Public Offering and Reorganization";

n. the Aberdeen Arrangement Agreement between Aberdeen, FUSA and Simmer & Jack as described under "Promoter — Aberdeen Arrangement Agreement."

o. the MWS Acquisition Agreement dated April 26, 2007 among First Uranium, FUSA and the MWS Vendors as described under "General Development of the Business - Acquisition of the MWS Project";

p. the Debenture Trust Indenture dated May 3, 2007 between First Uranium and Computershare Trust Company of Canada as described under "Description of Share Capital - Convertible Debentures".

q. the mandate letter and term sheet executed by Investec Bank Limited on October 31, 2006 and accepted by the Corporation and Simmer & Jack on November 6, 2006 in respect of potential debt financing for the Ezulwini Mine and MWS Project.

r. Tailings and Rights Agreement among MWS, Simmer & Jack and BGM, described under "Corporate Structures – Intercorporate Relationships".

INTERESTS OF EXPERTS

The Corporation's auditors are PricewaterhouseCoopers LLP, who certified the auditor's report on the Corporation's annual financial statements for the fiscal year ended March 31, 2008.

Information in this Annual Information Form of an economic, scientific or technical nature in respect of the Corporation's Ezulwini Mine and MWS Project is based on and derived from the Technical Reports prepared by Scott Wilson RPA and Minxcon.

To the best knowledge of management of the Corporation, as at the date hereof, none of PricewaterhouseCoopers LLP, Scott Wilson RPA or Minxcon had any registered or beneficial interest, direct or indirect, in any securities or other property of the Corporation or its predecessor entities when the experts prepared their respective reports.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular to be prepared in connection with the Corporation's annual meeting of shareholders to be held on September 10, 2008 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation's financial statements and management discussion and analysis for the financial year ended March 31, 2008.

APPENDIX "A"

GLOSSARY

For an explanation of certain technical terms used in this Annual Information Form, please see "Technical Glossary".

"**BCEA**" means the *Basic Conditions of Employment Act 75 of 1997* (South Africa).

"**BEE**" means Black Economic Empowerment.

"**BEE Act**" means the *Broad Based Black Economic Empowerment Act 53* of 2003.

"**BGM**" means Buffelsfontein Gold Mines Limited.

"**BGM Underground Mine**" means collectively, the Buffelsfontein and Hartebeesfontein underground gold mines and mill operated by BGM.

"**Board**" means the board of directors of First Uranium.

"**Buffelsfontein Conversion Application**" has the meaning ascribed thereto under "Corporate Structures – Intercorporate Relationships".

"**Buffelsfontein Tailings and Rights Agreement**" has the meaning ascribed thereto under "General Development of the Business - Acquisition of the MWS Project".

"**Buffelsfontein Tailings Mining Right**" has the meaning ascribed thereto under "General Development of the Business - Acquisition of the MWS Project".

"**Cash Costs**" are costs directly related to the physical activities of producing gold, and include mining, processing and other plant costs, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, on-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the "Gold Institute Production Cost Standard" applied consistently for all periods presented. Total cash costs per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements of First Uranium and accompanying footnotes.

"**Chemwes**" means Chemwes (Proprietary) Limited.

"**CMA**" means the South Africa Common Monetary Area.

"**Codes**" means the Codes of Good Practice, issued by South Africa's Minister of Trade and Industry under Section 9 of the BEE Act.

"**COIDA**" means the *Compensation for Occupational Injuries and Diseases Act 130 of 1993* (South Africa).

"**Constitution**" means Constitution of the Republic of South Africa, 1996.

"**CoR**" means a Certificate of Registration issued by the National Nuclear Regulator.

"**Corporate Opportunity Agreement**" has the meaning ascribed thereto under "**Promoter - Corporate Opportunity Agreement**".

"**Corporation**" means First Uranium Corporation.

"**FUL**" means First Uranium Limited, the Cyprus subsidiary of First Uranium.

"**FUL-Ezulwini Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**FUL-FUSA Purchase Agreement**" has the meaning ascribed thereto under General Development of the Business - Initial Public Offering and Reorganization.

"**DCF**" means discounted cash flow.

"**Debentures**" means the Cdn$150 million aggregate principal amount of 4.25% senior unsecured convertible debentures of the Corporation due June 30, 2012.

"**Debenture Trust Indenture**" means the trust indenture dated May 3, 2007 between First Uranium and Computershare Trust Company of Canada.

"**DME**" means the South African Department of Minerals and Energy.

"**Dump and Dune**" means Dump and Dune Drillers.

"**EEA**" means the *Employment Equity Act 55 of 1998* (South Africa).

"**EIA**" means Energy Information Administration.

"**EMC**" means Ezulwini Mining Company (Proprietary) Limited.

"**EMP**" means Environmental Management Plan.

"**Ezulwini Mine**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini Mine and MWS Project - Ezulwini Mine".

"**Ezulwini Mining Right Agreement**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**Ezulwini Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**Ezulwini Technical Report**" means the technical report entitled "Technical Report — The Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" dated June 5, 2008 Wayne W. Valliant and R. Dennis Bergen of Scott Wilson RPA.

"**First Uranium**" means First Uranium Corporation.

"**First Uranium-FUSA Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**Fraser Alexander**" means Fraser Alexander Tailings (Proprietary) Limited.

"**FUSA**" means First Uranium (Proprietary) Limited.

"**FUSA Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**GijimaAST**" means GijimaAST Group Limited.

"**GMSSDD**" means Gold Mine Sand and Slimes Dump Drillers.

"**Harmony**" means Harmony Gold Mining Company Limited.

"**HDSA**" means an Historically Disadvantaged South African, whether individual or entity, as defined in the Charter and MPRDA.

"**IRR**" means internal rate of return.

"**JSE**" means the JSE Limited.

"**LRA**" means the *Labour Relations Act 66 of 1995* (South Africa).

"**Maintenance Agreement**" has the meaning ascribed thereto under "Promoter - Maintenance Agreement".

"**Maintenance Right**" has the meaning ascribed thereto under "Promoter - Maintenance Agreement".

"**Maintenance Securities**" has the meaning ascribed thereto under "**Promoter - Maintenance Agreement**".

"**MHS Act**" means the *Mine Health and Safety Act of 1996* (South Africa).

"**MI 52-110**" means Multilateral Instrument 52-110 — Audit Committees.

"**Minerals Act**" means the *Mineral Act, No. 50 of 1991.*

"**Mining Charter**" means the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry.

"**Minister of Minerals and Energy**" means the Minister of the Department of Minerals and Energy.

"**Mintek**" means Mintek Analytical Services Division.

"**Minxcon**" means Minxcon (Pty) Ltd.

"**MDM**" means MDM Technical Africa (Proprietary) Ltd.

"**MPRDA**" means the *Mineral & Petroleum Resources Development Act, No. 28 of 2002.*

"**MWS**" means collectively, Mine Waste Solutions (Proprietary) Limited and its subsidiary, Chemwes (Proprietary) Limited.

"**MWS Acquisition Agreement**" has the meaning ascribed thereto under "General Development of the Business – Acquisition of the MWS Project".

"**MWS Shareholders**" has the meaning ascribed thereto under "General Development of the Business - Acquisition of the MWS Project".

"**MWS Project**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini and Buffelsfontein Projects - MWS Tailings Recovery Project".

"**MWS Technical Report**" means the technical report entitled "Technical Report — on the Mine Waste Solutions ("MWS") Tailings Recovery Project located near Stilfontein, North West Province, Republic of South Africa" dated March 31, 2008 Charles Muller, Daan V. Heerden, Johan Odendaal and Heidi Sternberg of Minxcon.

"**NECL**" means the Nuclear Energy Corporation Limited.

"**NI 43-101**" means National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

"**NPV**" means net present value.

"**OECD**" means the OECD Nuclear Energy Agency.

"**OECD Red Book**" means the OECD's publication titled Uranium 2006 Resources, Production and Demand.

"**Offering**" means the December 2006 initial public offering by First Uranium.

"**Performance Labs**" means Performance Laboratories.

"**PDWAJV**" means a joint venture between Placer Dome South Africa (Proprietary) Limited, wholly-owned subsidiary of Placer Dome Inc. and Western Areas Limited.

"**Power Situation**" means the recent power outages in South Africa, causing disruption in business activities.

"**PPA**" means *Preferential Procurement Policy Framework Act, 2000.*

"**QA/QC**" means internal quality assurance/quality control procedures.

"**REL**" means Randfontein Estates Limited.

"**REL Lease Agreement**" has the meaning ascribed thereto under "General Development of the Business – Acquisition of the Ezulwini Mine".

"**REL Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini Mine and MWS Project - Ezulwini Mine".

"**Reorganization**" means the reorganization transactions referred to under "General Development of the Business - Initial Public Offering and Reorganization".

"**Royalty Bill**" means the Mineral and Petroleum Resources Royalty Bill.

"**RSV**" means Read, Swatman and Voigt (Proprietary) Limited.

"**Sale Assets**" has the meaning ascribed thereto under "General Development of the Business - Acquisition of the Ezulwini Mine".

"**SARB**" means the South African Reserve Bank.

"**SARB Control Condition**" has the meaning ascribed thereto under "**Promoter - Maintenance Agreement**".

"**Scott Wilson RPA**" means Scott Wilson Roscoe Postle Associates Inc.

"**SDA**" means the *Skills Development Act 97 of 1998* (South Africa).

"**SEDAR**" means System for Electronic Document Analysis and Retrieval.

"**SGM**" means the former Stilfontein Gold Mine.

"**Shared Services Agreement**" has the meaning ascribed thereto under "**Promoter - Shared Services Agreement**".

"**Simmer & Jack**" means Simmer and Jack Mines, Limited.

"**South Deep**" means South Deep Gold Mine.

"**Southern Africa**" includes South Africa, Botswana, Lesotho, Namibia and Swaziland.

"**Tailings and Rights Agreement**" has the meaning ascribed thereto under "General Development of the Business - Acquisition of the MWS Project".

"**Technical Reports**" means collectively, the MWS Technical Report and the Ezulwini Technical Report.

"**TSX**" means the Toronto Stock Exchange.

"**$**" means United States dollars.

"**Ux Consulting**" means Ux Consulting Company, LLC.

"**VCR**" means Venterdorp Contact Reef.

"**Vulisango**" means Vulisango Holdings (Proprietary) Ltd.

"**WAF**" means Western Areas Formation.

"**WAGMC**" means Western Areas Gold Mining Company.

"**Waterpan**" means Desert Charm Trading 221 (Proprietary) Limited (trading as Waterpan Mining Consortium).

"**Waterpan Mining Consortium**" means Desert Charm Trading 221 (Proprietary) Limited.

"**Waterpan Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business – Acquisition of the Ezulwini Mine".

"**Waterpan Shares**" has the meaning ascribed thereto under "General Development of the Business - Acquisition of the Ezulwini Mine".

"**WNA**" means the World Nuclear Association.

"**R**" or "**ZAR**" means the South African Rand.

APPENDIX "B"

TECHNICAL GLOSSARY

"**Au**" means gold.

"**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"**CIM Standards**" means the Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM.

"**cm**" means centimetre.

"**cm.g/t**" means a centimetre gram per tonne.

"**dry commissioning**" means checking the mechanical aspects of the plant.

"**EMP**" means environmental management plan.

"**EMPR**" means environmental management plan report.

"**final commissioning**" introducing ore to the plant and processing.

"**g**" means grams.

"**g/t**" means grams per metric tonne.

"**g/t Au**" means grams of gold per tonne.

"**GAAP**" means Canadian generally accepted accounting principles.

"**GDP**" means gross domestic product.

"**ha**" means hectares.

"**HWRs**" means heavy water nuclear reactor.

"**indicated mineral resource**" means that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geologic or grade continuity to be reasonably assumed.

"**inferred mineral resource**" means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

"**kg**" means kilogram.

"**km**" means kilometre.

"**lb**" means one pound and is equal to 454 g.

"**LWRs**" means light water nuclear reactor.

"**LOM**" means life of mine.

"**m**" means metre.

"**mamsl**" means above sea level.

"**ME**" means the Middle Elsburg, and includes gold and uranium-beraing reef members UE1A and E9EC. The ME includes other reef members which are mined by other companies in the area.

"**megalitres**" means 1 million litres.

"**measured mineral resource**" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

"**mineral resource**" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"**mineral reserve**" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Mineral reserve includes diluting materials and allowances for losses which may occur when the material is mined.

"**mineralization**" means the concentration of minerals in a body of rock.

"**mm**" means millimetre.

"**mt**" means metric tonne.

"**MW**" means megawatt.

"**ok liquor**" means the chemical solution containing the uranium trioxide following initial uranium processing.

"**ppm**" means parts per million.

"**prospecting right**" means a right to prospect granted by the DME under the MPRDA.

"**prospecting permit**" means a permit to prospect granted by the DME under the *Minerals Act*.

"**SAMREC Code**" means the South African Code for Reporting of Mineral Resources and Mineral Reserves.

"**strike gully**" means a draft along the strike of the mine.

"**t**" or "**tonne**" is a measure of weight equal to 1,000 kg or 2,204 lbs.

"**tpd**" means tonnes per day.

"**tpm**" means tonnes per month.

"**tpa**" means tonnes per annum.

"**UE**" means the Upper Elsburg, and includes gold-bearing reef members MB, MI, MA, ED and EC.

"**U_30_8**" means uranium oxide concentrate. The mixture of uranium oxides produced after milling uranium ore from a mine. It is khaki in colour and is usually represented by the empirical formula U_30_8. Uranium is sold in this form.

"**wet commissioning**" means introducing water to the plant while operating.

"**yellowcake**" means ammonia diurinate, penultimate uranium compound in U_30_8 production, and the form in which mine product is shipped to the calciner for calcining into U_30_8.

APPENDIX "C"

FIRST URANIUM CORPORATION.
CHARTER OF THE AUDIT COMMITTEE

1. Purpose

The Audit Committee (the "**Committee**") is established by the Board of Directors (the "**Board**") primarily for the purpose of overseeing the accounting and financial reporting processes of First Uranium Corporation (the "**Corporation**") and the reviews and audits of the financial statements of the Corporation.

The Committee shall assist the Board in fulfilling its responsibilities to the shareholders, securities regulatory authorities and stock exchanges, the investment community and others by reviewing and monitoring, among other things:

(a) the quality and integrity of the internal controls and accounting procedures of the Corporation and its subsidiaries, including reviewing the Corporation's procedures for internal control with the Corporation's auditor and chief financial officer;

(b) the quality and integrity of the Corporation's annual and quarterly financial statements, related management discussion and analysis, as well as all other material continuous disclosure documents such as the Corporation's annual information form;

(c) compliance by the Corporation with legal and regulatory requirements related to financial reporting;

(d) the engagement of the external auditor of the Corporation and related audit fees;

(e) the qualifications, performance and independence of the external auditor of the Corporation, considering the auditor's recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided by the Corporation;

(f) the selection and appointment of the internal auditor, reporting relationship, planned activities and results of the internal audit;

(g) the Corporation's financial and accounting personnel;

(h) the Corporation's risk management procedures;

(i) any significant transactions outside the Corporation's ordinary course of business and any pending litigation involving the Corporation; and

(j) improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting;

(k) such other duties as directed by the Board.

It is not the duty of the Audit Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("**GAAP**"), to conduct investigations, or to assure compliance with laws and regulations or the Corporation's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor.

2. Composition of Committee

The Committee shall consist of such number of directors as the Board may from time to time determine, but in no event shall the Committee consist of less than three directors. All of the members of the Committee must be "**independent**" and "**financially literate**" as such terms are defined in the Instrument, subject to the exemptions that may be available under the Instrument, from time to time, as determined by the Board.

3. **Committee Members**

The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. The members of the Committee shall hold office for a period of one year or such other period as the Board may decide or until they cease to be directors of the Corporation.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Corporate Governance & Nominating Committee. The Board may remove and replace any member of the Committee. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as quorum remains.

4. **Chair**

The Board shall appoint a Chair for the Committee. The Chair may be removed and replaced by the Board. If the Chair is not present at any meeting of the Committee, a Chair shall be chosen by the members among themselves.

5. **Secretary of Committee**

The Corporate Secretary acts as Secretary for the Committee. In the absence of the Corporate Secretary, the Chair shall appoint a Secretary.

6. **Meetings**

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least four times annually. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and shall meet within ninety (90) days following the end of the financial year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A, or in both cases, by such earlier times as may be required in order to comply with applicable law or any stock exchange regulation.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation's interim financial statements.

If necessary, meetings may be held by telephone or other telecommunication device. Each of the Chairman and lead independent director of the Board of Directors, the external auditor, the Chief Executive Officer or the Chief Financial Officer shall be entitled to request that any members of the Audit Committee call a meeting.

The Committee will report to the Board on its actions and activities subsequent to meetings of the Committee and, in any event, no later than at the next quarterly meeting of the Board.

7. **Quorum**

A majority of the members of the Committee, whether present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

8. **Notice of Meetings**

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

9. **Agenda**

The Chair shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

10. **Delegation**

The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

11. **Access**

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Corporation.

12. **Outside Consultants or Advisors**

The Committee when it considers it necessary or advisable, may retain, at the Corporation's expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

13. **Funding for Audit and Oversight Functions**

The Committee shall have the sole authority to determine (subject to the Board's confirmation, as required), and to require the Corporation to fund, (a) appropriate compensation to the external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to any advisors to the Committee; and (c) administrative expenses necessary or appropriate to carrying out the Committee's duties.

14. **Annual Evaluation**

The Committee's performance shall be evaluated annually, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board, and the results of that evaluation shall be reported to the Corporate Governance & Nominating Committee and to the Board.

15. **Oversight in Respect of Financial Disclosure and Accounting Practices**

In fulfilling it role and purpose, the Audit Committee shall:

(a) Review and recommend to the Board of Directors changes to this Charter, as considered appropriate from time to time;

(b) Report to the Board any issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements within the Committee's purview, the performance and independence of the Corporation's external auditors, or the performance of the Corporation's internal controls;

(c) Provide the disclosure regarding the Audit Committee to the Board of Directors;

(d) Perform any other activities that the Audit Committee deems necessary or appropriate;

(e) Meet with management and the external auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements, including reviewing the specific disclosures in management's discussion and analysis of financial condition and results of operations and the annual earnings press release;

(f) Review, discuss with management and the external auditor, and recommend to the Board for approval prior to public disclosure:

(i) the annual information form;

(ii) the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee's mandate;

(iii) all financial statements included in prospectuses or other offering documents;

(iv) all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v) any significant financial information respecting the Corporation contained in a material change report;

(g) Ensure that the disclosure as required by Multilateral Instrument 52-110 - Audit Committees (the "**Instrument**") is included in each annual information form and management information circular used to solicit proxies for the purposes of electing directors of the Board;.

(h) Review and discuss with management and provide to the external auditors for information prior to public disclosure:

(i) each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation's future financial performance or prospects;

(ii) the type and presentation of information to be included in such press releases (in particular, the use of "pro forma" or "adjusted" non-GAAP information); and

(iii) financial information and earnings guidance provided to analysts and rating agencies; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made) and that the Committee need not discuss in advance each instance in which the Corporation may provide earnings guidance or presentations to rating agencies;

(i) Review with management and the external auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of material control deficiencies;

(j) Based on its review with management and the external auditor, satisfy itself as to the adequacy of the Corporation's procedures that are in place for the review of the Corporation's public disclosure of financial information that is extracted or derived from the Corporation's financial statements, and periodically assess the adequacy of those procedures;

(k) Review with management and the external auditor (including those of the following that are contained in any report of the external auditor): (1) any analyses prepared by management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements; (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the external auditor; and (4) other material communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

(l) Review with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Corporation's financial statements;

(m) Review the plans of management and the external auditor regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(n) Review with management, the external auditor and, if necessary, legal counsel, any litigation, potential breach of contract, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(o) Review disclosures by the Chief Executive Officer and Chief Financial Officer during their certification process about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation's internal controls;

(p) Discuss with management the Corporation's material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's financial risk assessment and financial risk management policies; and

(q) Periodically meet with management separately from the Chief Financial Officer or the external auditor to discuss matters within the Committee's purview.

16. **Oversight in Respect of the External Auditor**

Subject to confirmation by the external auditor of its compliance with Canadian regulatory registration requirements, the Committee shall be directly responsible (subject to the Board confirmation) for the appointment of, and for the oversight of the services of, the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation's shareholders at each annual meeting.

The Committee shall also have the direct responsibility (subject to the Board confirmation) to:

(a) Recommend to the board of directors the selection of the external auditor, considering independence and effectiveness;

(b) Consider whether, in order to assure continuing auditor independence, there should be regular rotation of the auditing firm itself;

(c) Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

(d) Review the fees and other compensation to be paid to the external auditor for audit services;

(e) Pre-approve the retention of the external auditor for any permitted non-audit service to be provided to the Corporation;

(f) Review and approve requests for any material management consulting or other engagement to be performed by the external auditors and be advised of any other material study undertaken by the external auditor at the request of management that is beyond the scope of the audit engagement letter and related fees;

(g) Review at least annually the external auditor's written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the external auditor, and any steps taken to deal with such issues;

(h) Review and evaluate the experience, qualifications and performance of the senior members of the audit team of the external auditor;

(i) Evaluate annually the performance of the external auditor, including the lead partner, taking into account the opinions of management and report to the Board on its conclusions regarding the external auditor and its recommendation for appointment of the external auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Corporation;

(j) Meet with the external auditor prior to the annual audit to review the planning and staffing of the audit;

(k) Review with the external auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(l) Periodically meet separately with the external auditor to review any problems or difficulties that the external auditor may have encountered and management's response, specifically:

  (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management;

  (ii) any changes required in the planned scope of the audit; and

  (iii) the responsibilities, budget, and staffing of the internal audit function;

  and report to the Board on such meetings;

(m) When applicable, review the annual post-audit or management letter from the external auditor and management's response and follow-up in respect of any identified weakness;

(n) Inquire regularly of management and the external auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

(o) Receive and review annually the external auditor's report on management's evaluation of internal controls and procedures for financial reporting;

(p) Review the engagement reports of the external auditor on unaudited financial statements of the Corporation; and

(q) Review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditor, including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the external auditor who was a member of the Corporation's audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the external auditor (within the preceding three fiscal years) for senior positions within the Corporation, regardless of whether that person was a member of the Corporation's audit team.

17. **Oversight in Respect of Audit and Non-Audit Services**

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:

  (i) the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of fees paid by the Corporation to the external auditor during the fiscal year in which the non-audit services are provided;

  (ii) such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

  (iii) such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

(b) disclose, through the Corporation's periodic reports filed with applicable regulatory agencies, the approval by the Committee of a non-audit service to be performed by the external auditor; and

(c) if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting.

If the Committee approves an audit service within the scope of the engagement of the external auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

18. **Oversight in Respect of the Internal Audit Function**

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) approve management's appointment of an internal auditor and the terms of such appointment;

(b) review the annual audit plans of the internal auditor;

(c) review the significant findings prepared by the internal auditor and recommendations issued by an external party relating to internal audit issues, together with management's response thereto;

(d) monitor compliance with the Corporation's conflicts-of-interest policies that may have a material impact on the financial statements, including the approval of the financial terms of agreements with affiliates, directors or management to ensure that the terms are at least as advantageous for the Corporation as if such agreements had been negotiated at arms' length;

(e) establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submission by employees regarding questionable accounting or auditing matters;

(f) review the adequacy of the resources of the internal auditor to ensure the objectivity and independence of the internal audit function;

(g) approve management's replacement, reassignment or dismissal of the internal auditor; and

(h) ensure that the internal auditor has access to the Chair of the Committee, the Chair and lead independent director of the Board and the Chief Executive Officer, and periodically meet separately with the internal auditor to review any problems or difficulties he or she may have encountered and specifically:

    (i) any difficulties that were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

    (ii) any changes required in the planned scope of the internal audit; and

    (iii) the internal audit function's responsibilities, budget and staffing; and report to the Board on such meetings.

19. **Oversight in Respect of Legal and Regulatory Compliance**

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) review with the Corporate Secretary the Corporation's compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(b) establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(c) periodically review the Corporation's public disclosure policy.

20. **Oversight in Respect of Risk Management**

The Committee shall report, and where appropriate provide recommendations to the Board on:

(a) the Corporation's processes for identifying, assessing and managing risk; and

(b) the Corporation's major financial risk exposures and the steps the Corporation has taken to monitor and control such exposures.

21. **Oversight of Investment Programs**

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) review from time to time the spread of the Corporation's investment portfolio (such investment may be in the form of an investment with a financial institution, or the purchase of shares in a listed company, or the purchase of a going concern or an expansion programme at a subsidiary's operations);

(b) develop and recommend to the Board criteria for the selection of investments best suited for the Corporation's requirements;

(c) consider and review annually the performance of each current investment;

(d) consider projects, acquisitions and disposal of assets;

(e) review the results attained on completion of each project against the authorised work to be undertaken and any amendments thereto; and

(f) perform such other functions as may be designated by the Board.

22. **Audit Committee Complaint Procedures**

Anyone may submit a complaint regarding conduct by the Corporation or its employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair of the Audit Committee will oversee treatment of such complaints.

The Chair of the Audit Committee will be responsible for the receipt and administration of employee complaints. In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employees may submit a complaint to the following confidential e-mail address: whill@firsturanium.ca.

The Chair of the Audit Committee shall review and investigate the complaint. Corrective action will be taken when and as warranted.

The identity of the complaint and the details of the investigation will be kept confidential throughout the investigatory process.

The Chair of the Audit Committee will maintain a log of complaints, tracking their receipt, investigation, findings and resolutions and shall prepare a summary report for the Audit Committee.

23. **Non-Exhaustive List**

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

END